COMPASS
GROUP

06014373

By Air Mail

9 June 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 14 2006
WASH. D.C.
185

Ladies And Gentlemen

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

1. Compass Group PLC - To acquire remaining interest in Levy Restaurants (January 13, 2006).

2. Compass Group PLC – Conclusion to Freshfields Investigation (February 1, 2006).

3. Compass Group PLC – Chairman's AGM Statement (February 10, 2006).

4. Compass Group PLC – Announces Landmark Policy to Purchase Sustainable Seafood (February 14, 2006).

5. Compass Group PLC – Adoption of International Financial Reporting Standards ("IFRS") Preliminary Restatement of 2005 Financial Information (March 1, 2006).

6. Compass Group PLC – US Legal Proceedings- Supreme Foodservices AG (March 10, 2006).

7. Compass Group PLC – Trading Update (March 28. 2006).

8. Compass Group PLC – Appoints New Chief Executive (March 24, 2006).

9. Compass Group PLC – Complaint by ES-KO International, Inc (March 29, 2006).

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered in England, Registered Number 4083914, VAT number 466/4777/01

10. Compass Group PLC – Sale of Travel Concession Catering Operations – first press release (April 9, 2006).

11. Compass Group PLC – Sale of Travel Concession Catering Operations – second press release (April 9, 2006).

12. Compass Group PLC – Appointment of New CEO for UK & Ireland Division (April 26, 2006).

13. Compass Group PLC Interim Results for the six months ended 31 March 2006 (May 16, 2006).

14. Compass Group PLC – UNISON signs up Compass Group for learning agreement (June 1, 2006).

15. Medirest Wins Patients Association's Top Award for Cleaning Innovation (May 31, 2006).

16. Compass Group PLC – Appoints Director of Corporate Policy and Communications (June 5, 2006).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Compass Group PLC – Acquisition of the remaining interest in Levy Restuarants (January 13, 2006).

2. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (January 23, 2006).

3. Notification from Compass Group PLC relating to major interests in its shares held by Brandes Investment Partners L.P. (January 24, 2006).

4. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (January 27, 2006).

5. Compass Group PLC – Conclusion of Freshfields Investigation (February 1, 2006).

6. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (February 6, 2006).

7. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (February 8, 2006).

8. Compass Group PLC – Chairman's AGM statement (February 10, 2006).

9. Notification from Compass Group PLC confirming that copies of resolutions relating to special business passed at the AGM are available at the Document Viewing Facility of the UKLA (February 13, 2006).

10. Notification from Compass Group PLC relating to major interests in its shares held by Brandes Investment Partners L.P. (February 27, 2006).

11. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (February 27, 2006).

12. Compass Group PLC – Adoption of International Financial Reporting Standards ("IFRS") Preliminary Restatement of 2005 Financial Information (March 1, 2006).

13. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (March 2, 2006).

14. Compass Group PLC – Complaint from Supreme Foodservice AG (March 10, 2006).

15. Notification from Compass Group PLC relating to major interests in its shares held by UBS AG (March 10, 2006).

16. Notification from Compass Group PLC relating to major interests in its shares held by Brandes Investment Partners L.P. (March 13, 2006).

17. Notification from Compass Group PLC relating to major interests in its shares held by UBS AG (March 16, 2006).

18. Notification from Compass Group PLC relating to major interests in its shares held by UBS AG (March 23, 2006).

19. Compass Group PLC – Appoints New Chief Executive (March 24, 2006)

20. Compass Group PLC – Trading Update (March 28, 2006).

21. Compass Group PLC – Complaint from ES-KO International, Inc (March 29, 2006).

22. Compass Group PLC – New Director Declaration (March 31, 2006)

23. Compass Group PLC – Block-listing Executive Share Option Plan six monthly review (April 3, 2006).

great people
great service
great results

24. Compass Group PLC – Block-listing Savings-Related Share Option Scheme six monthly review (April 3, 2006).

25. Compass Group PLC – Block-listing Executive Share Option Plan six monthly review (April 3, 2006).

26. Compass Group PLC – Block-listing Management Share Option Plan six monthly review (April 3, 2006).

27. Compass Group PLC – Announces sale of travel concession catering operations (April 9, 2006).

28. Compass Group PLC – Disposal of Select Service Partner and Notice of Extraordinary General Meeting (April 21, 2006).

29. Compass Group PLC – Appointment of New CEO for UK & Ireland Division (April 26, 2006).

30. Compass Group PLC – Extraordinary General Meeting held on 9 May 2006 (May 9, 2006).

31. Compass Group PLC – Interim Results for the six months ended 31 March 2006 (May 16, 2006).

32. Compass Group PLC – Director/PDMR Shareholding (May 17, 2006).

33. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (May 17, 2006).

34. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (May 23, 2006).

35. Notification from Compass Group PLC relating to major interests in its shares held by Brandes Investment Partners L.P. (June 2, 2006).

36. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (June 2, 2006).

37. Notification from Compass Group PLC - Interim Report 2006 is now available for inspection at the Document Viewing Facility of the UKLA (June 9, 2006).

great people
great service
great results

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Compass Group PLC – Document relating to the disposal of Select Service Partner and Notice of Extraordinary General Meeting (April 21, 2006).

2. Compass Group PLC – Interim Report for the six months ended 31 March 2006 (May 15, 2006).

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 288c - Change of usual residential address of Val Gooding CBE, a director of Compass Group PLC (January 31, 2006).

2. Compass Group PLC - Copy of Relevant Resolutions passed at the Company's AGM 2006 (February 13, 2006).

3. Companies Form No. 288a - Appointment of Richard Cousins as a director of Compass Group PLC (May 2, 2006).

4. Companies Form No. 288b – Resignation of Michael Bailey as a director of Compass Group PLC (March 31, 2006).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours sincerely

Andrew V Derham
Deputy Company Secretary

Enclosures

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 288c - Change of usual residential address of Val Gooding CBE, a director of Compass Group PLC (January 31, 2006).

2. Compass Group PLC - Copy of Relevant Resolutions passed at the Company's AGM 2006 (February 13, 2006).

3. Companies Form No. 288a - Appointment of Richard Cousins as a director of Compass Group PLC (May 2, 2006).

4. Companies Form No. 288b – Resignation of Michael Bailey as a director of Compass Group PLC (March 31, 2006).

COMPANY FILING HISTORY

Company Number: 04083914
Company Name: COMPASS GROUP PLC

Use the tick boxes to select documents from the list below and click on 'Order' to complete your order.

Exclude Allotment Of Shares — Order

+MJB 288b — 4 documents

Select	Type	Date	Description
	88(2)R	05/06/2006	AD 10/05/06--------- £ SI 2873@.1=287 £ IC 215569207/215569494
☐	88(2)R	26/05/2006	AD 03/05/06--------- £ SI 1255@.1=125 £ IC 215569082/215569207
✓ ☐	288a	24/05/2006	DIRECTOR APPOINTED
☐	88(2)R	11/05/2006	AD 24/04/06--------- £ SI 976@.1=97 £ IC 215568985/215569082
☐	88(2)R	04/05/2006	AD 05/04/06--------- £ SI 1116@.1=111 £ IC 215568874/215568985
☐	88(2)R	04/05/2006	AD 29/03/06--------- £ SI 837@.1=83 £ IC 215568791/215568874
☐	88(2)R	11/04/2006	AD 23/03/06--------- £ SI 585@.1=58 £ IC 215568733/215568791
☐	88(2)R	15/03/2006	AD 14/02/06--------- £ SI 25252@.1=2525 £ IC 215566208/215568733
☐	88(2)R	15/03/2006	AD 15/02/06--------- £ SI 279@.1=27 £ IC 215566181/215566208
☐	AA	22/02/2006	GROUP OF COMPANIES' ACCOUNTS MADE UP TO 30/09/05
✓ ☐	RES09	22/02/2006	RENEW POWER UNDR ART 12 10/02/06; MAX 215566113 @10P
☐	88(2)R	16/02/2006	AD 01/02/06--------- £ SI 8@.1 £ IC 215566181/215566181
☐	88(2)R	16/02/2006	AD 25/01/06--------- £ SI 418@.1=41 £ IC 215566140/215566181
✓ ☐	288c	10/02/2006	DIRECTOR'S PARTICULARS CHANGED
☐	88(2)R	16/01/2006	AD 21/12/05--------- £ SI 279@.1=27 £ IC 215566113/215566140
☐	363a	09/11/2005	RETURN MADE UP TO 29/09/05; BULK LIST AVAILABLE SEPARATELY
☐	288a	25/10/2005	DIRECTOR APPOINTED
☐	288a	21/10/2005	SECRETARY APPOINTED
☐	288b	21/10/2005	DIRECTOR RESIGNED
☐	288b	21/10/2005	DIRECTOR RESIGNED
☐	288b	21/10/2005	SECRETARY RESIGNED
☐	88(2)R	08/09/2005	AD 15/08/05--------- £ SI 15000@.1=1500 £ IC 215578610/215580110
	288b	09/08/2005	DIRECTOR RESIGNED

DATACARE SOFTWARE GROUP

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

Changes of particulars form

Complete in all cases

Date of change of particulars

Day	Month	Year
0 1	0 9	2 0 0 5

Name *Style / Title: Mrs *Honours etc:

Forename(s): Valerie Frances

Surname: Gooding

† Date of birth

Day	Month	Year
1 4	0 5	1 9 5 0

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: No 19 Bloomsbury Mansions, 13-16 Bedford Way

Post town: London

County / Region: Postcode: WC1B 5ER

Country:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 31/1/2006

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Andrew V Derham

Compass Group PLC, Compass House, Guildford Street, Chertsey,

England, KT16 9BQ Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Compass Group PLC

Company Number 4083914

The Companies Act 1985
Company Limited by Shares
Special Resolutions

At the fifth Annual General Meeting of the members of Compass Group PLC duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 10 February 2006, Resolutions 13, and 14 set out below were passed as Special Resolutions:

Special Resolution Numbered 13

"That the power conferred on the directors by Article 12 of the Company's Articles of Association be renewed for a period expiring at the end of next annual general meeting of the Company after the date on which this Resolution is passed or, if earlier, 14 February 2007 and for that period the section 89 amount is £10,700,000. "

Special Resolution Numbered 14

"That the Company be generally and unconditionally authorised, pursuant to Article 58 of the Company's Articles of Association and in accordance with section 166 of the Companies Act 1985, to make market purchases (within the meaning of section 163 of that Act) of ordinary shares of 10 pence each in the capital of the Company subject to the following conditions:

(i) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 215,566,113;

(ii) the minimum price (exclusive of expenses) which may be paid for each ordinary share is 10 pence;

(iii) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (A) an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made; and (B) an amount equal to the higher of the price of the last independent trade and the highest current independent bid as derived from the London Stock Exchange Trading System (SETS); and

(iv) this authority shall expire, unless previously renewed, varied or revoked by the Company, at the conclusion of the next Annual General Meeting of the Company or 9 August 2007, whichever is the earlier (except in relation to the purchase of ordinary shares, the contract for which was concluded prior to the expiry of this authority and which will or may be executed wholly or partly after the expiry of this authority)."

Andrew V Derham
Deputy Company Secretary
Date: 13 February 2006

DSG DATACARE SOFTWARE GROUP

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	0 2	0 5	2 0 0 6	†Date of Birth	2 9	0 3	1 9 5 9

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Richard John

Surname: Cousins

Previous Forename(s): Previous Surname(s):

†† Usual residential address: Lane Gate, The Common, Hyde Heath

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: Postcode: HP6 5RW

County / Region: Buckinghamshire Country:

†Nationality: British †Business occupation: Director

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 2 May 2006

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 2 May 2006

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form May 2004

Company Number 4083914

† Directors only.

†Other directorships

- BPB Group Finance Limited, resigned on 07/12/2005
- BPB Group Operations Limited, resigned on 07/12/2005
- BPB Public Limited Company, resigned on 07/12/2005
- BPB United Kingdom Limited, resigned on 07/12/2005
- British Gypsum Limited, resigned on 29/09/2004
- The Peninsular and Oriental Steam Navigation Company, resigned on 08/03/2006

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

DSG DATACARE SOFTWARE GROUP

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year
Date of termination of appointment	3 1	0 5	2 0 0 6

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Michael John

Surname: Bailey

	Day	Month	Year
†Date of Birth	1 4	1 0	1 9 4 8

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 1.6.2006

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving ~~director~~/ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Compass Group PLC – Document relating to the disposal of Select Service Partner and Notice of Extraordinary General Meeting (April 21, 2006).

2. Compass Group PLC – Interim Report for the six months ended 31 March 2006 (May 15, 2006).

I NEWS RELEASES

1. Compass Group PLC - To acquire remaining interest in Levy Restaurants (January 13, 2006).
2. Compass Group PLC – Conclusion to Freshfields Investigation (February 1, 2006).
3. Compass Group PLC – Chairman's AGM Statement (February 10, 2006).
4. Compass Group PLC – Announces Landmark Policy to Purchase Sustainable Seafood (February 14, 2006).
5. Compass Group PLC – Adoption of International Financial Reporting Standards ("IFRS") Preliminary Restatement of 2005 Financial Information (March 1, 2006).
6. Compass Group PLC – US Legal Proceedings- Supreme Foodservices AG (March 10, 2006).
7. Compass Group PLC – Trading Update (March 28. 2006).
8. Compass Group PLC – Appoints New Chief Executive (March 24, 2006).
9. Compass Group PLC – Complaint by ES-KO International, Inc (March 29, 2006).
10. Compass Group PLC – Sale of Travel Concession Catering Operations – first press release (April 9, 2006).
11. Compass Group PLC – Sale of Travel Concession Catering Operations – second press release (April 9, 2006).
12. Compass Group PLC – Appointment of New CEO for UK & Ireland Division (April 26, 2006).
13. Compass Group PLC Interim Results for the six months ended 31 March 2006 (May 16, 2006).
14. Compass Group PLC – UNISON signs up Compass Group for learning agreement (June 1, 2006).
15. Medirest Wins Patients Association's Top Award for Cleaning Innovation (May 31, 2006).
16. Compass Group PLC – Appoints Director of Corporate Policy and Communications (June 5, 2006).

Compass Group PLC - Compass Group to acquire remaining interest in Levy Restaurants


Jo
Supervisor
SSP
Airports & Marine
Manchester UK
great people
great service
great results





13 January 2006

Compass Group PLC announces that Levy Restaurants has exercised its put option and that Compass Group will purchase the remaining 51% interest in the company on 17th April 2006, for a consideration of $250 million, in cash.

Compass acquired a 49% stake in Levy Restaurants in September 2000 for $87 million. Since that time annual contract revenues have increased from $200 million to $560 million at 30 September 2005.

Enquiries:

Compass Group PLC

Shareholders/Analysts	Sarah Ellis	01932 573000
Media	Paul Kelly	01932 573000

Notes to Editors:
Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace, at school and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations. Compass Group has annual revenues of over £12 billion and employs 400,000 people in over 90 countries.

Levy Restaurants operates numerous prestigious sporting and entertainment venues including: Wrigley Field (home of the Chicago Cubs); Lambeau Field (home of the Green Bay Packers); Dodger Stadium (home of the Los Angeles Dodgers); Ford Field (home of the Detroit Lions); FedEx Forum (home of the Memphis Grizzles); Toyota Center (home of the Houston Rockets); Charlotte Bobcats Arena (home of the Charlotte Bobcats); 6 NASCAR racetracks, Churchill Downs, (home of the Kentucky Derby); and most recently, American Airlines Center (home of Dallas Mavericks and Stars). In 2002, Levy Restaurants was also selected by AEG to be the exclusive foodservice provider at all AEG sports and music venues around the world, including: STAPLES Center (home of the Los Angeles Lakers, Clippers and Kings); Home Depot Center (Los Angeles) and the O2, an arena and sports facility in London on the site of the former Millennium Dome.

Levy's sports and entertainment roster also includes the industry's highest profile events: numerous Super Bowls, Grammy Awards, major league All-Star and championship games, World Series, Kentucky Derbys and NASCAR racing.

Compass Group PLC: Conclusion of Freshfields Investigation

1 February 2006

Compass Group PLC announces that the investigation undertaken by Freshfields, assisted by Ernst & Young, into the relationships between its subsidiary, Eurest Support Services (ESS), IHC Services (IHC) and the United Nations (UN) has now concluded.

The investigation has been overseen by Steve Lucas, the Chairman of Compass Group's Audit Committee, and has lasted 3 months, involving an extensive and highly detailed review of documents and emails and intensive interviews with relevant individuals. The key findings and recommendations of this investigation have been presented to the Compass Group PLC board and are as follows:

- The investigation has established serious irregularities in connection with contracts awarded to ESS by the UN.
- There were issues in relation to the behaviour of a few individuals within ESS.
- The considerable work undertaken by Freshfields and Ernst & Young gives no reason to believe that these issues extend beyond these individuals to other parts of ESS or to the wider Compass Group of companies.
- Compass Group does not own, and has never owned, any shares in IHC


Davide
Barman
Onama S.p.A
Milan Italy
great people
great service
great results





The Board has taken the following actions arising from this investigation:

- Action has been taken in respect of those individuals accountable within ESS, including dismissals where appropriate.
- The senior management of ESS has been completely restructured and now reports to Andrew Martin, Group Finance Director.
- Compass Group has reviewed, with Ernst & Young, the systems and controls within ESS in the light of the issues raised by this investigation and is implementing changes including reducing the level of autonomy within the business and increasing central controls.

IHC's relationship with the UN and ESS is part of wider and on-going investigations into UN procurement activity being conducted by the Office of the United States Attorney for the Southern District Court of New York, the United States Congress and the UN itself, and with which Compass Group is fully cooperating. As these matters are the subject of criminal investigation in the United States, it would be inappropriate at this time for the Group to make any further comment.

Steve Lucas, Chairman of the Audit Committee of Compass Group, said:

"This has been a highly regrettable episode for Compass Group. However, we have now concluded a very thorough investigation and taken appropriate and decisive action. We have no reason to believe that the issues identified extend to any other part of the Group. The Board is determined that Compass Group should meet the highest ethical and governance standards and is taking all necessary steps to ensure that this is the case."

Enquiries:
Compass Group PLC

Shareholders/Analysts	Andrew Martin	01932 573000
Media	Paul Kelly	01932 573000

COMPASS GROUP

10 February 2006

Compass Group PLC: Chairman's AGM Statement

Compass Group holds its AGM today at the Queen Elizabeth II Centre, London, at 11:00am. At this meeting Sir Francis Mackay, Chairman of Compass Group PLC, will provide shareholders with the following update:

Current Trading and Outlook

In the first four months of the year, overall the Group is trading in line with expectations. Net new business (new business less lost business) is developing as we had planned. We are seeing good success in new contract wins and as we have previously discussed, we are continuing to exit or renegotiate contracts that do not meet our financial criteria. The Group has substantially completed the restructuring programme announced in 2005 and remains on track to deliver the targeted £50 million of overhead cost savings. Tight cost control will continue to be a central feature of the Group going forward.

Trading has remained strong in the first four months of the year in North America, driven by new contract wins across all of the primary business sectors. In the UK, the primary business sectors are trading in line with our expectations, with the State Education sector continuing to be the most challenging.

In Continental Europe, our management teams continue to focus on improving client retention and tighter cost management. The early results of this focus are in line with our expectations.

In the Rest of the World, the planned scale back of our presence in the Middle East military business is proceeding as anticipated, with profits expected to be no more than £5 million in the full year as previously communicated. The remainder of the Rest of the World business has continued to perform well in the first four months, particularly the remote site sector in Australasia and our businesses in South America.

Sale of Travel Concessions Business

The Group announced on 28 September 2005 its decision to sell its Travel Concessions business, primarily Select Service Partner (SSP). We continue to see good growth in the underlying business, particularly in Europe. The sale process is progressing well and we are encouraged by the level of interest. The sale process remains on schedule for completion by mid-2006.

Management

The process to recruit a new Group Chief Executive, led by Sir Roy Gardner and the Nominations Committee remains ongoing and we are making good progress.

2006 Calendar

In advance of announcing the interim results on 16 May 2006, the group will provide its customary pre-close trading update at 7:00am on 28 March 2006.

Michael J Bailey, Chief Executive, said:

“This is very much a case of ‘steady as she goes’. Trading in the first four months is in line with our expectations and we are pleased with our performance in both winning new business and in retaining existing contracts.”

ENDS

Enquiries:

Compass Group PLC	**+44 (0) 1932 573000**
Investors/Analysts:	Andrew Martin
Media:	Paul Kelly

Website
www.compass-group.com

Compass Group Announces Landmark Policy to Purchase Sustainable Seafood

Seafood Watch and Bon Appetit Management Company praise food service provider's commitment to protect threatened fish supply

Compass Group USA has announced a major policy to shift the company's purchases away from threatened fish species and toward sustainably sourced supplies. The new policy will impact approximately one million pounds of fish purchased annually by Compass Group.

Under the policy, scheduled to begin implementation on March 1, 2006, Compass Group will replace Atlantic cod, a species which leading conservationists have recommended consumers to avoid, with more the environmentally-sound Pacific cod, Pollock and other alternatives. Compass Group also plans to seek ways to decrease its use of shrimp and salmon that are farmed in an unsustainable manner. These two species are extremely popular with consumers but are of concern to environmentalists. The company will eliminate all other 'Avoid' species from the Monterey Bay Aquarium's Seafood Watch list, and increase its use of 'Best Choices.'

Compass Group is the largest food service company ever to introduce sustainable seafood purchasing as policy on this scale.

"Compass Group is proud to embrace a sustainable seafood policy that will support the health of our oceans. When we learned about the significant impact that our purchasing shift could make, it was clear that this was the right thing to do," said Gary Green, CEO of Compass Group – The Americas Division.

Bon Appetit Management Company has been an influence in leading the industry to adopt sustainable food sourcing policies. Its groundbreaking approach to sustainable food sourcing has a history of inspiring change at Compass Group. For example, Bon Appetit's 2003 policy on antibiotic use in chicken led to Compass's 2005 announcement about antibiotic reduction in pork.

"This seafood purchasing policy represents a commitment of unprecedented scale in the food service industry," said Fedele Bauccio, CEO of Bon Appetit Management Company. "Bon Appetit is gratified that Compass has taken this positive step."

The implementation of the sustainable seafood program within Compass Group, including the development of purchasing standards, internal compliance mechanisms, and chef training, will be managed by the Packard Foundation-funded Making Waves Project, a non-profit partnership between the Monterey Bay Aquarium's Seafood Watch Program and the Bon Appetit Management Company Foundation.

"We applaud Compass Group North America for its leadership," said Michael Sutton, director of the Monterey Bay Aquarium's Center for the Future of the Oceans, which oversees the aquarium's Seafood Watch program. "Its commitment, and a similar decision by major food retailer Wal-Mart, is a significant step toward transformation of the seafood market in ways that support sustainable fisheries and healthy ocean ecosystems."

The conservation-driven mission of the Seafood Watch program is to empower consumers and businesses to make choices for healthy oceans. Seafood Watch publishes lists of seafood that are best choices, good alternatives and species to avoid. The goal of the Bon Appetit Management Company Foundation is to transform purchasing practices of the food services industry in ways that respect the global environment and traditional economies.


Edith
Supervisor
Quadrant
London UK
great people
great service
great results





The policy is expected to be fully implemented within three years of today's announcement.

About Compass Group
Charlotte-based Compass Group, The Americas Division is the largest contract foodservice company with $7.5 billion in revenues and more than 152,000 associates throughout the US, Canada and Latin America. Its parent company, UK-based Compass Group PLC was ranked the 12th largest employer by Fortune magazine in 2005. It has worldwide revenues of $21 billion with over 400,000 associates working in more than 90 countries. For more information about Compass Group, The Americas Division, visit http://www.cgnad.com .

About Bon Appetit Management Company
Bon Appetit Management Co. is an onsite restaurant company offering full food service management by providing cafe and catering service to corporations, universities and specialty venues. Bon Appetit is committed to sourcing sustainable, local food supplies for all cafes throughout the country. Bon Appetit is raising awareness of its sustainable sourcing practices through joint programs with Environmental Defense, the Monterey Bay Aquarium's Seafood Watch, and other organizations. Based in Palo Alto, CA. Bon Appetit has more than 190 cafes in 26 states, including Yahoo!, Cisco Systems and Oracle Corporation. http://www.bamco.com

About Seafood Watch
The Monterey Bay Aquarium's Seafood Watch program empowers seafood consumers and businesses to make choices for healthy oceans. In doing so, the program works to transform seafood markets in ways that create incentives for sustainable fishing and aquaculture practices. http://www.seafoodwatch.org

Enquiries:
Compass Group PLC
Paul Kelly, Group Corporate Affairs Director +44 (0)1932 573000

PRESS RELEASE
1 March 2006

COMPASS GROUP PLC

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

PRELIMINARY RESTATEMENT OF 2005 FINANCIAL INFORMATION

Compass Group PLC ("Compass") has adopted International Financial Reporting Standards ("IFRS") with effect from 1 October 2005. IFRS is the required reporting basis for all EC listed companies for financial years commencing on or after 1 January 2005. In line with best practice and to facilitate comparison of future results with prior periods, Compass has today issued its results for the year to 30 September 2005 and the six months to 31 March 2005 prepared under IFRS. These results were announced previously under UK GAAP.

Under IFRS, the underlying operating profit for the year to 30 September 2005 (excluding goodwill amortisation, goodwill impairment and UK GAAP exceptional items) is £654 million compared to £711 million under UK GAAP. The reduction is primarily due to the share-based payments charge and proportionate consolidation of certain joint ventures partly offset by the reduced pension service charge.

Under IFRS, net assets at 30 September 2005 are £2,278 million compared to £2,284 million under UK GAAP. The inclusion of the full pension fund deficit and the liability in respect of put options held by certain minority shareholders are largely offset by the reversal of the goodwill amortisation charge for 2005 and reversal of the proposed dividend accrual.

The change to IFRS has a minimal impact on free cash flow generation.

Compass will report solely under IFRS for the six months to 31 March 2006 and present its first Annual Report under IFRS for the year ending 30 September 2006.

FULL YEAR **Year ending 30 September 2005**	Reported UK GAAP	Restated IFRS
Revenue	£12,704m	£12,394m
Operating profit		
- After goodwill amortisation and exceptional items	£302m	£501m
- Before goodwill amortisation and exceptional items	£711m	£654m
Profit attributable to equity holders of the Company		
- After goodwill amortisation and exceptional items	£1m	£195m
- Before goodwill amortisation and exceptional items	£411m	£345m
Basic earnings per share		
- After goodwill amortisation and exceptional items	0.0p	9.0p
- Before goodwill amortisation and exceptional items	19.1p	16.0p

SUMMARY OF CHANGES
Income Statement

Year ending 30 September 2005

	Operating profit (before goodwill amortisation and exceptional items) £m	Attributable earnings (before goodwill amortisation and exceptional items) £m
Under UK GAAP	711	411
Share-based payments charge	(46)	(46)
Joint venture accounting	(27)	-
Pension charge	15	1
Financial instruments	-	(10)
Income tax (other than tax on joint ventures)	-	(11)
Other	1	-
Under IFRS	654	345

IFRS requires the Group to record a charge for share-based payments equivalent to the fair value of the award as at the date of grant. Under UK GAAP, no charge arose on shares granted under the Group's share option plans or SAYE or equivalent overseas schemes.

The Group has interests in a number of companies where it shares control with partners. Under UK GAAP, the Group consolidated 100% of the turnover, results, assets and liabilities where the Group actually exercised dominant influence, with the partner's share being shown as minority interest. Under IFRS, the Group is required to follow the legal form of the agreements and will in certain instances consolidate only its share of turnover, results, assets and liabilities. This has no impact on attributable earnings due to elimination of the minority interest's share of profits.

The movement in the operating charge for pensions reflects the change in service charge for defined benefit pension schemes of £15 million. This is mostly offset by an increase in net finance costs in relation to pensions scheme assets and liabilities of £14 million.

The effect of IAS 39 Financial Instruments is disclosed for the first time and there is no material impact on either the Group's net assets or net debt at 30 September 2005. The IFRS income statement for the year to 30 September 2005 reflects an additional interest cost of £6 million relating to the unwinding of the discount on put option liabilities and £4 million for exchange losses on foreign currency borrowings that did not qualify as hedges under IAS 39 in the period.

Under IAS 12 certain temporary timing differences that previously were not recognised under UK GAAP will be recognised. In addition, IAS 12 does not allow discounting of deferred tax balances, previously adopted by the Group under UK GAAP.

Balance Sheet

As at 30 September 2005	Net assets £m
Net assets under UK GAAP	2,284
Share-based payments	16
Pension provision and related adjustments	(283)
Joint ventures	(45)
Financial instruments	(10)
Put options	(163)
Income tax	11
Minority interest	73
Goodwill amortisation and impairment	260
Proposed dividend	140
Other	(5)
Net assets under IFRS	2,278

The pension adjustments arise from the recognition of the full pension fund deficit on the balance sheet at the end of the year. The underlying actuarial assumptions remain unchanged.

The Group has entered into arrangements with minority shareholders giving them the right to require the Group to potentially acquire their interests at some point in the future. The present value of these 'put' options is recorded as a financial liability, and is reflected as a deduction from equity. It is expected that the majority of the remaining liability for put options will be eliminated during the year to 30 September 2006 on completion of the acquisition of the remaining interest in Levy Restaurants in the United States.

The movement on goodwill represents reversal of the UK GAAP amortisation charge, together with an increase in the impairment charge made under UK GAAP. Under IFRS, goodwill is subject to annual impairment reviews rather than amortised over its estimated life.

Dividends declared after the balance sheet date are no longer recognised as a liability in the financial statements, as there is no obligation at the balance sheet date.

HALF YEAR **Six months ending 31 March 2005**	Reported UK GAAP	Restated IFRS
Revenue	£6,191m	£6,043m
Operating profit		
- After goodwill amortisation and exceptional items	£192m	£300m
- Before goodwill amortisation and exceptional items	£328m	£300m
Profit before tax		
- After goodwill amortisation and exceptional items	£41m	£155m
- Before goodwill amortisation and exceptional items	£177m	£155m
Basic earnings per share		
- After goodwill amortisation and exceptional items	1.9p	7.2p
- Before goodwill amortisation and exceptional items	8.2p	7.2p

SUMMARY OF CHANGES
Income Statement

Six months ending 31 March 2005	Operating profit (before goodwill amortisation and exceptional items) £m	Attributable earnings (before goodwill amortisation and exceptional items) £m
Under UK GAAP	328	177
Share-based payments	(23)	(22)
Joint venture accounting	(12)	-
Pension charge	6	(3)
Financial instruments	-	5
Income tax (other than tax on joint ventures)	-	(3)
Other	1	1
Under IFRS	300	155

The IFRS income statement for the six months to 31 March 2005 includes an additional interest cost of £3 million relating to the unwinding of the discount on put option liabilities and £7 million for exchange gains on foreign currency borrowings that did not qualify as hedges under IAS 39 in the period.

Balance Sheet

As at 31 March 2005	Net assets £m
Net assets under UK GAAP	2,447
Share-based payments	16
Pension provision and related adjustments	(160)
Joint ventures	(44)
Financial instruments	(12)
Put options	(153)
Income tax	17
Minority interest	69
Goodwill amortisation	136
Proposed dividend	71
Other	(4)
Net assets under IFRS	2,383

SEGMENT REPORTING
PRIMARY SEGMENT ALLOCATION OF IFRS ADJUSTMENTS
Year ending 30 September 2005

	North America £m	United Kingdom £m	Continental Europe £m	Rest of the world £m	Unallocated corporate overheads £m	Total £m
REVENUE						
External revenue						
As reported UK GAAP	3,937	3,292	3,587	1,888		12,704
Joint venture accounting	-	(38)	(59)	(213)		(310)
IFRS basis	3,937	3,254	3,528	1,675		12,394
Operating profit (before goodwill amortisation and exceptional items)						
As reported UK GAAP	207	207	190	107	-	711
Central overheads	13	9	24	6	(52)	-
	220	216	214	113	(52)	711
IFRS adjustments						
Share-based payments	(11)	(14)	(9)	(6)	(6)	(46)
Joint venture accounting	-	(7)	(1)	(19)	-	(27)
Pension charge	8	4	3	-	-	15
Other adjustments	(1)	1	2	(1)	-	1
	(4)	(16)	(5)	(26)	(6)	(57)
IFRS basis	216	200	209	87	(58)	654

DETAILED IFRS RESTATEMENT AND PRESENTATION

A document setting out full details of the Group's income statement, statement of recognised income and expense, balance sheet and cash flow statement for the year ended 30 September 2005 and the six months ended 31 March 2005 on a restated IFRS basis can be found in the Investor Relations section of our corporate website www.compass-group.com. This document includes:

- Summary of significant differences between UK GAAP and IFRS
- Restated IFRS information
- Reconciliation of restated financial information from UK GAAP to IFRS
- Presentation of information prepared under UK GAAP in IFRS format.

The detailed document is accompanied by a short presentation explaining the main changes arising from the move to UK GAAP from IFRS.

NOTES

(a) Forward looking statements

This Preliminary Statement Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(b) A presentation for analysts and investors will take place at 11:30 am (GMT/London) on Wednesday 1 March 2006 at the King Edward Hall, Merrill Lynch, 2 King Edward Street, London, EC1A 1HQ.

The live presentation can also be accessed via a webcast starting at 11:30 am:

- To view the presentation slides and/or listen to a live audio webcast of the presentation, go to www.compass-group.com or www.cantos.com.

- Please note that remote listeners will not be able to ask questions during the Q&A session.

- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com.

Enquiries:

Compass Group PLC	**+ 44 (0) 1932 573000**
Investor/Analysts:	Andrew Martin
Media:	Paul Kelly

Website
www.compass-group.com.

Compass Group is the world's largest foodservice company with annual revenues of over £12 billion. Compass Group has some 400,000 employees working in more than 90 countries around the world. For more information visit www.compass-group.com.

Compass Group PLC: US Legal Proceedings

Compass Group PLC has identified that a US Complaint has been issued, but not served, by a competitor, Supreme Foodservice AG, making allegations in connection with UN contracting. The Group will resolutely defend this Complaint and it is not expected that this matter will have any material impact on the company's financial performance.

Enquiries:

Compass Group PLC
Investors/Analysts: Andy Martin +44 (0)1932 573 000
Media: Paul Kelly +44 (0)1932 573 000


Sarah
Supervisor
SSP -
Airports & Marine
Manchester UK
great people
great service
great results





COMPASS GROUP

28 March 2006

Compass Group PLC: Trading Update

This statement updates investors on the Group's progress in the current year, ahead of the announcement of its interim results to 31 March 2006 on 16 May 2006.

Trading

Further to the Chairman's statement at the AGM in February 2006, we anticipate the Group will trade in line with expectations for the six months to 31 March 2006. The Group continues to see good levels of new business and contract retention. The focus remains on improving operating and capital efficiency and driving free cash flow. In achieving the targeted £50m of overhead savings, the majority of the restructuring costs will be incurred in the first half of 2006, with the benefits more weighted towards the second half.

Trading in North America remains strong across all sectors, and has been driven by new business wins and high contract retention levels.

In the UK, trading is developing in line with our expectations across the main business sectors. As previously outlined, the State Education sector is still the most challenging as we continue to work with our clients to manage the transition to healthier eating. Our priority remains the improvement of the overall performance of the UK contract business, particularly through renegotiating or exiting poorer performing contracts.

In Continental Europe, the macro-economic environment remains challenging with turnover growth currently at similar levels to 2005. Against this backdrop, our emphasis remains on cost-management, including capital expenditure and contract retention.

In the Rest of the World, our ongoing businesses, particularly in Australasia and South America, continue to trade strongly driven by new business wins and improved throughput. As previously indicated, the scaling-back of our Middle East military business is on track to be completed by mid-2006.

Sale of Travel Concessions Business

The Group announced on 28 September 2005 its decision to sell its Travel Concessions business, Select Service Partner (SSP). We continue to see good underlying growth in the business, particularly in Europe. The sale process continues to proceed well. It is now in its final stages and remains on schedule for completion by mid-2006.

ENDS

Enquiries:

Compass Group PLC **+44 (0) 1932 573000**
Investors/Analysts Andrew Martin
Media Paul Kelly

Website:
www.compass-group.com

Notes:
Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace, at school and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations. Compass Group has annual revenues of over £12 billion and employs 410,000 people in over 90 countries

The financial statements for the six months ending 31 March 2006 will be reported in accordance with International Financial Reporting Standards ('IFRS') issued by the International Accounting Standards Board ('IASB'). Comparative information for the year ended 30 September 2005 has been reissued on an IFRS basis, with appropriate reconciliations to the previously reported UK GAAP position and results. Details can be found on the Group website using the following link:
http://www.compass-group.com/MediaCentre/NewsReleases/01032006_IFRS.htm

COMPASS
GROUP

24 March 2006

Compass Group PLC Appoints New Chief Executive

Compass Group plc today announces that Richard Cousins is to succeed Michael Bailey as Executive Director of the company and its new Chief Executive. He will join the Board on 2nd May and become Chief Executive Officer on 1st June 2006.

Mr. Cousins has been, until recently, the Chief Executive Officer of BPB plc prior to its takeover by St. Gobain. Previously, he was president of Westroc, BPB's Canadian operation and has worked with the group since 1990 in a number of different roles.

Sir Roy Gardner, Senior Independent Non-Executive Director and Chairman designate of Compass said "The Board is very pleased to have appointed Richard, who will bring to the organisation a valuable combination of senior operational management of a global enterprise, business transformation skills and a proven record of creating shareholder value."

Mr. Cousins said "I am delighted to be appointed Chief Executive of such a strong business and look forward to working with the Board and the management team to improve the performance of the business, further clarify the strategy and deliver value to shareholders".

Sir Roy also paid tribute to Michael Bailey and thanked him for his efforts over the last 13 years. "Michael has been generous with his time and effort, particularly when the business was passing through difficult and uncharted waters during the last 18 months. On behalf of the Board, I would like to thank him for his dedication during this challenging period".

Enquiries:

Compass Group PLC

Investors/Analysts:	Andy Martin	+44 (0)1932 573 000
Media:	Paul Kelly	+44 (0)1932 573 000

Notes to Editors

Richard is 46 years old, is married with two children and lives in the UK. He was educated at the University of Sheffield where he graduated with a BSc in Mathematics. He read his Masters degree at Lancaster University in Operational Research prior to beginning his working career in operational research with Cadbury

Schweppes plc. From here he moved to BTR plc where he spent the next 6 years working in supply chain management and corporate planning.

In 1990 he joined the BPB Group where he worked in Corporate Planning and Business Development becoming Group Financial Controller in 1992. In 1995 he broadened his experience by becoming General Manager and subsequently Managing Director of some of the Group's packaging activities. In 1998 he moved to Canada and ultimately became Chief Executive of BPB plc in 2000.

From 2000 to 2005 Richard developed the group's strategy particularly in the US where two major acquisitions gave the company a strong number 3 position in the plasterboard market. Acquisitions were also made in western and eastern Europe, Egypt, Mexico and India.

In parallel, Richard focused on a number of restructuring programmes in Europe and North America leading to cost reductions of some £100m.

Richard left the business after it was sold to St. Gobain in December 2005.

Richard's salary at Compass will be £750,000 p.a.

COMPASS
GROUP

29 March 2006

Compass Group PLC has been informed that a further US Complaint has been issued, but not served, by a competitor, ES-KO International, Inc., making allegations in connection with UN contracting. A preliminary review indicates that the damages claimed bear no relation to the value of the UN contracts awarded to ESS and the Complaint will be resolutely defended.

Enquiries:

Compass Group PLC

Investors/Analysts:	Andy Martin	+44 (0)1932 573 000
Media:	Paul Kelly	+44 (0)1932 573 000

COMPASS GROUP

9 April 2006

Sale of travel concession catering operations

1. Introduction

Compass Group PLC ("Compass") is today pleased to announce that it has agreed to sell its specialist travel concession catering business, Select Service Partner, including Creative Host Services in the US (together, "SSP"). The transaction has been structured as a combined sale of the UK motorways business ("Moto") to a consortium led by Macquarie Bank and the remainder of the SSP business to companies controlled by EQT for an aggregate consideration of £1,822 million on a debt and cash free basis, subject to certain closing adjustments (the "Disposal").

The Disposal is conditional upon, amongst other things, obtaining clearances from European Union and United States anti-trust authorities and on obtaining the approval of Compass shareholders at an extraordinary general meeting ("EGM").

2. Background to and reasons for the Disposal

Compass is executing a strategy announced in September 2005 to focus on its core contract catering business and to continue to build on the growth in support services. The Board believes that in the longer term this focus will improve the Group's financial performance and drive greater value for shareholders.

3. Information on SSP

SSP represents one of the market leaders in travel concession catering. It has market leading positions in many of the 26 countries in which it operates and provides catering for roadside, railway and airport concessions, principally in the UK, Continental Europe and the US. SSP operates catering and retail concessions at over 600 sites and manages over 2,000 catering and retail units worldwide. After the Disposal, Compass will retain a small part of the travel concession catering business, mainly in Japan and Portugal where the operations are very closely integrated with the rest of the Compass business.

In the year ended 30 September 2005, SSP's recorded operating profit before goodwill amortisation of £114 million on turnover of £1,804 million. Gross and net assets of SSP at 30 September 2005 were £1,663 million and £1,388 million respectively.

The sale price for SSP represents an exit multiple of 16.0 times SSP's 2005 operating profit before goodwill amortisation (EBITA) and 10.9 times SSP's 2005 EBITDA.

4. Information on Inflight

In addition to the sale of SSP, Compass has also completed the sale of 90% of its European Inflight catering business ("Inflight"), a further part of its travel concession catering business.

The sale of Inflight, which operates in 9 European countries providing ready made meals, snacks and beverages to several airlines, generated sale proceeds of £57 million.

In the year ended 30 September 2005, the recorded operating profit before goodwill amortisation of Inflight was £8 million on turnover of £139 million.

5. Use of Proceeds

The total proceeds from the sale of SSP and Inflight is £1,879 million. Tax and other transaction costs are anticipated to be £180 million, resulting in net proceeds of approximately £1,700 million.

The net proceeds will be used as follows:-

- £500 million will be returned to shareholders by way of a share buy-back programme over the next 12-18 months.
- £275 million will be contributed to Compass's UK pension plans (Compass Pension Scheme and the Compass Group Final Salary Pension Plan). The amounts to be contributed have been agreed with the Trustees of Compass's UK pension plans and the UK Pensions Regulator.
- As previously announced in January 2006, $250 million (£143 million) will be used to buy-out the remaining 51% of the Levy Restaurants business in the USA.
- The remainder of the proceeds will be used to repay net debt.

6. SSP Transaction Process and Timetable

The transaction requires approval from Compass's shareholders. A circular containing further details of the transaction will be sent to Compass's shareholders shortly.

Completion of the transaction is subject to a number of conditions, including obtaining consents from the European Union and United States anti trust authorities.

Completion is expected to take place during June 2006.

7. Other Matters

The senior management team of SSP, including Andrew Lynch (CEO), Jonathan Davies (CFO) and Tim Moss (CEO Moto), will transfer with the respective businesses.

Compass will benefit from the long-term exclusive use of the key SSP brands in its core contract catering markets and economies of scale in purchasing through a purchasing services agreement with SSP. The Group will also provide certain services to each of the SSP and Moto purchasers on an ongoing basis under transitional services agreements for around 18-24 months.

The Disposal Agreement contains warranties and indemnities which are usual for a transaction of this nature.

Enquiries

Compass Group PLC 01932 573 000

Investors/analysts: Andrew Martin / Jason Leek

Media: Paul Kelly 07876 444450

Citigroup 020 7986 4000

David Wormsley

Simon Lindsay

Website: www.compass-group.com

Citigroup Global Markets Limited is acting for Compass and no one else in connection with the matters described in this announcement, and will not be responsible to anyone other than the Compass for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the matters described in this announcement.

Notes to Editors:

Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace, at schools and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations. Compass Group has annual revenues of over £12 billion and employs 410,000 people in over 90 countries.

EQT is a group of private equity funds that manages approximately €6 billion in equity in 8 funds. EQT Partners, acting as investment advisor to all EQT funds, has offices in Stockholm, Copenhagen, Helsinki, Frankfurt, and Munich. EQT focuses on acquiring and developing high quality European companies that have growth potential. EQT is an active owner of its investments and works in close cooperation with the management of the companies it acquires, to develop and implement value-enhancing strategies. In total, EQT has invested in 41 companies, that generate approximately €18 billion of sales.

Contacts:
Jan Ståhlberg, Senior Partner, +46 70-514 21 96
Jan.Stahlberg@eqt.se

Johan Hähnel, Director Communications & PR, +46 8 506 55 322
johan.hahnel@eqt.se

The Macquarie Bank Group is a diversified, international provider of specialist investment banking and financial services, with more than 7,600 people in 24 countries. Members of the Macquarie Bank Group manage over €19bn of equity in infrastructure and essential-service assets around the world, via a range of listed and unlisted funds. Investments managed by Macquarie include assets in the transportation, water, telecommunications, media and energy sectors in countries including the UK, Germany, Portugal, Italy, Sweden, Belgium, Netherlands, Canada, USA, Australia, New Zealand, Korea, Japan, and South Africa. Macquarie has built a strong track record in adding value to the businesses it owns and operates and brings the benefits of global resources, relationships and expertise to its investments and the communities they serve.

Contact:
Alison Jefferis
Public Relations, Macquarie Bank Group
+44 20 7065 2335
+44 (0)79 1938 2958

COMPASS
GROUP

9 April 2006

Sale of travel concession catering operations

Following the decision to focus on its core contract catering business, Compass Group PLC ("Compass") is today pleased to announce that it has agreed to sell its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together, "SSP"). The transaction has been structured as a combined sale of the UK motorway services business ("Moto") to a consortium led by Macquarie Bank and the remainder of the SSP business to companies controlled by EQT for an aggregate consideration of £1,822 million on a debt and cash free basis, subject to certain closing adjustments (the "Disposal").

- The sale price for SSP represents an exit price multiple of 16.0 times SSP's 2005 operating profit before goodwill amortisation (EBITA) and 10.9 times SSP's 2005 EBITDA.
- Compass intends to return £500 million of the proceeds to its shareholders by way of a share buy-back programme over the next 12-18 months.
- £275 million will be contributed to Compass's UK pension plans.
- As previously announced in January 2006, $250 million (£143 million) will be used to buy out the remaining 51% of the Levy Restaurants business in the US.
- The balance of proceeds will be used to reduce net debt.
- The Disposal is conditional upon, amongst other things, obtaining clearances from European Union and United States anti-trust authorities and obtaining the approval of Compass shareholders at an extraordinary general meeting ("EGM").
- Completion of the Disposal is expected around June 2006.

In addition to the sale of SSP, Compass has also completed the sale of 90% of its European Inflight catering business ("Inflight"), a further part of its travel concession catering business.

Michael J. Bailey, Chief Executive of Compass, commented:

"We announced our intention to sell SSP in September 2005, and following a successful auction process, we are delighted to announce the sale of SSP for a total of £1,822 million. Together with the Inflight business, this takes the total proceeds to £1,879 million. This is a great outcome for Compass and we wish the new owners and all the staff well for the future".

Andrew Martin, Finance Director of Compass, commented:

"With regard to the proceeds from the sale, we have sought to balance a return of capital to our shareholders, a reduction in our pension deficit, investment in the business and repayment of debt to maintain the strength of our balance sheet".

"Completion of the sale enables us to focus on the core contract catering and support services business, and to exploit the significant organic growth opportunity from a strong financial base".

This summary should be read in conjunction with the full text of the following announcement.

Enquiries

Compass Group PLC		01932 573 000
Investors/analysts:	Andrew Martin/Jason Leek	
Media:	Paul Kelly	07876 444450
Citigroup		020 7986 4000
David Wormsley		
Simon Lindsay		

Website: www.compass-group.com

Citigroup Global Markets Limited is acting for Compass and no one else in connection with the matters described in this announcement, and will not be responsible to anyone other than the Compass for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the matters described in this announcement.

COMPASS
GROUP

Compass Group PLC: Appointment of New CEO for UK & Ireland Division

26 April 2006

Compass Group PLC is pleased to announce today the appointment of Ian El-Mokadem as CEO of its UK & Ireland Division. He was previously Managing Director of Onetel, the former telecommunications subsidiary of Centrica plc and major competitor to BT and prior to that Director of Marketing and Strategy for British Gas Trading. He will join Compass on 8th May 2006 and Trevor Briggs will return to his original role as Executive Director Specialist Markets after a brief handover period.

Commenting on the appointment, Sir Roy Gardner, incoming Chairman and Senior Independent Director, said:

"This is a key appointment for the Group and I am delighted that Ian has agreed to join us as CEO of our UK & Ireland Division. Ian is one of the most able young businessmen I know and has a wealth of experience in business strategy and in consumer and retail markets. His talents will be invaluable in leading the continuing turnaround and cultural change in the division that Trevor has initiated.

I am grateful to Trevor for the terrific job he has done as interim CEO and thank him for all his hard work. I look forward to working with Ian to restore the division to sustainable and profitable growth."

Ian El-Mokadem said today:

"I am delighted to be joining the market leader in the UK and am really looking forward to working with a first class team."

Enquiries:

Compass Group PLC

Shareholders / Analysts	Andrew Martin	01932 573000
Media	Paul Kelly	01932 573000

Notes to Editors:

Ian is 38 years old, is married with two children and lives in London. He has a BSc in Economics and Statistics from London University and an MBA from INSEAD in France. He joined Centrica in 1997 as Head of Gas Competition and went on to be Head of Market Operations at British Gas and subsequently Director of Marketing and Strategy at British Gas Trading.

In 2000 he became Managing Director of Centrica's telecommunications division, leading the acquisition of Onetel plc in 2001 and the sale of Onetel to Carphone Warehouse in December 2005.

Prior to joining Centrica he was a Senior Manager in Andersen Consulting's (now Accenture's) Strategy Practice, specialising in the utilities sector.

PRESS RELEASE
16 May 2006

COMPASS GROUP

INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2006

Stable performance; building a solid platform for future growth

- Group revenue £5.7 billion, up 8% on a like for like basis.(1)
- Underlying operating profit £259 million, up 0.4%.(3)
- Good progress stabilising the UK business.
- Interim dividend 3.4 pence per share, up 3.0%.
- Agreed sale of SSP for £1,822 million and Inflight for £57 million.
- £500 million share buy back over 12-18 months.
- UK Pension deficit to be reduced by £275 million cash injection.
- Remaining 51% of US based Levy Restaurants acquired for £143 million.
- Strong new senior management team now in place.

Financial summary **For the six months ended 31 March**	**2006**	**2005(2)**	**Reported Change**
Continuing Operations			
Revenue			
- reported	£5,695m	£5,142m	10.8%
- underlying(3)	£5,664m	£5,039m	12.4%
Operating profit (4)			
- reported	£260m	£274m	-5.1%
- underlying (3)	£259m	£258m	0.4%
Operating margin(5)			
- reported	4.5%	5.3%	-80bps
- underlying(3)	4.5%	5.1%	-60bps
Profit before tax	£184m	£203m	-9.4%
Free cash flow	£80m	£97m	-17.5%
Basic earnings per share	5.6p	6.3p	-11.1%
Total Group			
Basic earnings per share	6.5p	7.2p	-9.7%
Dividend per ordinary share	3.4p	3.3p	3.0%

(1) Like for like growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates) and compares the results against 2005
(2) Prior period figures have been restated from UK GAAP to IFRS
(3) Underlying performance excludes Middle East military
(4) Includes share of profit of associates
(5) Excludes share of profit of associates

Andrew Martin, Group Finance Director, said:

"In the UK, I'm satisfied that we are making progress in implementing the actions necessary to create a solid platform for future growth. Trading in North America and the Rest of the World continues to be encouraging. In Continental Europe, as expected, trading conditions remain challenging.

We remain on track to deliver on our full year expectations."

Michael J Bailey, Group Chief Executive, commented:

"This continues to be a case of 'steady as she goes'. Our performance during the first half of 2006 in maintaining high levels of contract retention and making significant new business gains reflects the commitment and dedication of all our teams."

Enquiries:

Compass Group PLC	+44 (0)1932 573000
Investors/Analysts	Andrew Martin
Media	Paul Kelly

Website
www.compass-group.com

For presentation and teleconference details refer to the notes on pages 10 and 11.

GROUP TRADING REVIEW

Compass Group today announces its unaudited interim results for the six month period ended 31 March 2006. These results are the first prepared and presented in accordance with International Financial Reporting Standards ("IFRS") and comparative figures for 2005 have been restated accordingly, as previously reported on 1 March 2006.

Financial summary For the six months ended 31 March	2006	2005[1]	Reported Change
Continuing Operations			
Revenue			
- reported	£5,695m	£5,142m	10.8%
- underlying[2]	£5,664m	£5,039m	12.4%
Operating profit [3]			
- reported	£260m	£274m	-5.1%
- underlying [2]	£259m	£258m	0.4%
Operating margin[4]			
- reported	4.5%	5.3%	-80bps
- underlying[2]	4.5%	5.1%	-60bps
Profit before tax	£184m	£203m	-9.4%
Free cash flow	£80m	£97m	-17.5%
Basic earnings per share	5.6p	6.3p	-11.1%
Total Group			
Basic earnings per share	6.5p	7.2p	-9.7%
Dividend per ordinary share	3.4p	3.3p	3.0%

(1) Prior period figures have been restated from UK GAAP to IFRS
(2) Underlying performance excludes Middle East military
(3) Includes share of profit of associates
(4) Excludes share of profit of associates

Discontinued Operations

On 9 April 2006, Compass announced that it had entered into an agreement to sell its travel concession catering business, Select Service Partner, including Creative Host Services in the United States (together, '"SSP"), for a consideration of £1,822 million. Subject to obtaining various approvals, the sale is expected to complete in June 2006. SSP's revenue and operating profits in 2005 were £1,804 million and £112 million respectively on an IFRS basis. During the period, the Group also completed the sale of its Inflight catering business for £57 million. Inflights' revenue and operating profits in 2005 were £137 million and £8 million respectively. The results of the SSP and Inflight businesses are treated as discontinued operations and are therefore excluded from the results of continuing operations in 2006. The 2005 results have been restated on a consistent basis.

Middle East Military

The Group's withdrawal from its Middle East military operations is well advanced and is expected to be completed by the year end. The results of the continuing operations of the Group excluding Middle East military activities are presented in this announcement as 'underlying' performance.

Revenue

Overall, the Group delivered revenue growth of 11% on a reported basis, 7% on a constant currency basis and 8% on a like for like basis. Underlying revenue, excluding Middle East military, grew by 9% on a like for like basis.

The main factors that affected the period on period change in revenue are summarised below:

Continuing Operations	%
Like for like growth (underlying)	9
Contribution from acquisitions	-
Movements in translation rates	3
Underlying revenue	12
Middle East military	(1)
Total revenue	11

The table below sets out like for like growth by sector for each geographic segment and also shows the underlying position excluding the Middle East military which the Group expects to exit by year end. Like for like growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against 2005.

Like for like growth by sector
For the six months ended 31 March 2006

Continuing Operations	**NA** %	**UK** %	**CE** %	**ROW** %	**Under-lying** %	**ME military** %	**Total Group** %
Contract:							
Business & Industry	14	5	2	10	7	-	7
Def., Offshore & Remote	56	(2)	12	48	35	(72)	9
Education	11	(2)	8	15	8	-	8
Healthcare	13	1	1	11	8	-	8
Sports & Leisure	26	5	15	9	17	-	17
Total Contract	15	3	3	20	11	(72)	9
Vending	(1)	7	2	-	0	-	0
Travel Concessions [(1)]	-	1	5	(4)	0	-	0
Total	13	3	3	19	9	(72)	8

(1) Residual travel concessions principally comprises: motorways in Italy, Japan and Portugal and in the UK, The Strand Palace Hotel

Like for like turnover growth of 8% overall was achieved as a result of new contract gains of 13% offset by contract losses of 6% and marginally positive throughput.

Throughput is the movement in revenue from the existing estate and is influenced by head count changes, rates of participation, average spend per transaction and our ability to pass on cost increases through pricing.

The table below summarises the performance of the Group's continuing operations by geographic segment and for the Group on an underlying basis.

Segmental performance Six months ended 31 March 2006	**2006**	**2005**	**Reported change %**	**Constant currency change %**	**Like for like change %**
Continuing Operations					
Revenue (£m)					
North America	2,283	1,881	21	12	13
United Kingdom	1,006	984	2	2	3
Continental Europe	1,518	1,490	2	3	3
Rest of the world	857	684	25	20	19
Underlying revenue	5,664	5,039	12	9	9
Middle East military	31	103	(70)	(72)	(72)
Total	5,695	5,142	11	7	8
Operating profit[1] (£m)					
North America	125	108	16		
United Kingdom	56	61	(8)		
Continental Europe	92	100	(8)		
Rest of the world	25	22	14		
Unallocated overheads	(41)	(33)	-		
Associates	2	-	-		
Underlying	259	258	-		
Middle East military	1	16	-		
Total	260	274	(5)		
Operating margin[2] (%)					
North America	5.5	5.7			
United Kingdom	5.6	6.2			
Continental Europe	6.1	6.7			
Rest of the world	2.9	3.2			
Middle East military	3.2	15.5			
Total	4.5	5.3			

(1) Operating profit includes share of profit of associates UK £1m (2005: £nil) & North America £1m (2005: £nil)
(2) Operating margin is based on revenue and operating profit excluding share of profit of associates

North America – 40.1% Group revenue (2005: 36.6%)

Revenue in North America grew strongly in the first half, up 13% on a like for like basis to £2,283 million (2005: £1,881 million). The well-established sales and operating teams continue to successfully exploit a significant market opportunity provided by the positive trend towards outsourcing. As a consequence, we continue to direct more capital towards this business at a rate of 3.2% of sales in the first half of 2006 versus the Group average of 2.4%. Revenue growth has been strong across all sectors and particularly in Business and Industry, Healthcare, Education and Sports and Leisure sectors. Levy Restaurants, which operates our Sports and Leisure business, has a leading position in most major sports. For example in basketball, Levy operates 12 out of the 16 NBA play-off team accounts. Levy has grown consistently since our acquisition of a 49% interest in 2000. In April 2006, we completed the acquisition of the remaining 51% of Levy for $250 million (£143 million) taking our total investment to $337 million.

The continuing strong sales performance and high client retention rates in the period demonstrate the effectiveness of our successful client retention teams.

Total operating profit on continuing activities increased to £125 million (2005: £108 million), the first half operating profit benefiting from a strengthening in the average dollar exchange rate, versus last year. The contract catering business generally performed well across all sectors but did suffer an adverse impact from Hurricane Katrina, which reduced profits by £2 million in the first half. Rising fuel costs also impacted the business as a whole, and vending in particular, which is heavily reliant on a large fleet of trucks and vans to service the nationwide estate. The estimated impact of rising fuel costs was circa £2 million. The disposal of 75% of Au Bon Pain in the second half of 2005 also resulted in a £2 million negative impact on operating profit in the period.

In the second half, we expect to see continuing good revenue growth but at slightly lower levels than those seen in the first half and we expect operating margins to be closer to the level achieved in the same period last year.

UK – 17.7% Group revenue (2005: 19.1%)

In the UK and Ireland, revenue increased by 3% on a like for like basis to £1,006 million (2005: £984 million). We are encouraged by the level of new business wins achieved in the period at 10%. We are continuing to make good progress in addressing lower margin contracts. By the end of the first half, we had exited approximately 50% of lower margin contracts and are putting in place plans to either exit or improve the margin on the remainder. This initiative contributed towards the higher than normal level of lost business, in-line with our expectations. Our objective remains to deliver a contract base with a more sustainable profit level going forward.

The UK has also focused on restructuring. Overhead reductions have been concentrated on "back of house" functions. The spend on restructuring outweighed the benefits in the first half by £3 million, but we expect this to reverse by the year end. In Purchasing, we are working to improve the leverage of our main deals with suppliers through narrowing the product range and ensuring our unit managers buy only from approved suppliers.

In Healthcare, we are working with several of our large clients to introduce an innovative concept new to contract catering called 'Steamplicity'. This concept enables us to prepare high quality fresh ingredients offsite in large volumes, packaged with a simple valve mechanism. This approach allows meals to be menu selected and served to patients within minutes of being cooked, with minimal loss of nutritional content or quality. Other advantages include no need for a traditional kitchen or kitchen staff on site, greater choice, high levels of consumer satisfaction and reduced wastage. We have exclusive rights to this technology in our market and expect to have introduced this to 20% of our Healthcare clients by the year end.

In Education, which continues to provide the greatest challenge, we are actively working with schools, teachers and parents to develop new healthier eating concepts such as fresh fruit bars, salad bars, pasta dishes, fresh dish of the day and yoghurt bars. This work is progressing well, in advance of the introduction of the Government's new nutritional standards from September 2006.

Operating profit for the first half was £56 million (2005: £61 million) reflecting the net cost of restructuring of £3 million in the first half. The current trends continue to point towards a similar level of overall profitability for the full year as in 2005.

Continental Europe – 26.6% Group revenue (2005: 29.0%)

Revenue in Continental Europe grew by 3% overall on a like for like basis to £1,518 million (2005: £1,490 million). Overall, performance has improved slightly over that seen in the past few years. In part, this reflects the increased focus on client retention through investment in client retention teams - similar to the approach adopted successfully in North America. Defence, Offshore and Remote performed well on the back of continued strong oil and gas sector demand and Education and Sports and Leisure also grew well. We have seen a good start to the year in Spain, Eastern Europe, Switzerland, Scandinavia and Germany. Most of the European businesses are now on a more stable footing but two areas where we still have to see improvement are Italy and Selecta (our European vending business). These are two sizeable businesses. In both we have recently introduced new management teams and are working towards improving performance.

Operating profit in the first half amounted to £92 million (2005: £100 million). Continental Europe also saw a significant level of restructuring activity in the period including in particular France, Switzerland and the Netherlands where new country managing directors are completing the restructuring of their businesses. The net cost of restructuring in the first half was £4 million and should be compensated by a similar level of net benefit in the second half.

As we look forward to the second half, we expect the profile of profit delivery to be broadly similar to that of 2005.

Rest of the World – 15.6% Group revenue (2005: 15.3%)

Underlying revenue in the Rest of the World (i.e. excluding the Middle East military) grew strongly across all sectors and by 19% overall on a like for like basis, to £857 million (2005: £684 million).

34% of the business is in the underlying Defence, Offshore and Remote sector. This sector grew by 48% on an underlying basis, benefiting from the buoyant oil and gas and mining sectors around the world, particularly in Australasia up 25% and Latin America up 19%, where we continue to successfully capitalise on the significant opportunities. In Japan, we've seen good growth of 8% in this large and fragmented market where our circa $1 billion business represents around 2% of the total market. Now that we have largely completed the exit from the retail business in Japan, the focus is on improving operating margins.

Operating profit was £25 million (2005: £22 million) on an underlying basis excluding Middle East military.

Unallocated Overheads

First half unallocated overheads include £4 million of costs in related to the United Nations investigation and £2 million of net restructuring costs.

Operating Profit

Operating profit from continuing operations including associates was £260 million (2005: £274 million). The reduction of 5.1% principally reflects the impact of scaling back the Middle East military operations which generated operating profit of £1 million (2005: £16 million). On an underlying basis, excluding the Middle East military, Group operating profit for the period was £259 million (2005: £258 million) an increase of 0.4%.

Finance Cost

Net finance cost for the first half was £76 million (2005: £71 million) including a £7 million non cash credit relating to the impact of interest rate hedging instruments that do not qualify for hedge accounting under IAS 39. We estimate the benefit from the receipt of SSP disposal proceeds in the second half to be approximately £15 million. Ignoring the IAS 39 non cash credit referred to above therefore, we anticipate full year finance costs to be around £145 million. Steps have been taken to eliminate the volatility arising on net investment hedges which arose in 2005.

Profit before taxation

Profit before taxation for continuing operations was £184 million (2005: £203 million).

Taxation

The overall Group tax expense for the period was £55 million (2005: £59 million), based on an estimated full year effective tax rate of 30% (2005: 28% before exceptional items). Of the overall Group tax expense, £44 million is overseas tax (2005: £42 million). We expect the Group's effective tax rate to remain around the 30% level for the foreseeable future.

Basic earnings per share

Basic earnings per share from continuing operations were 5.6 pence (2005: 6.3 pence). Including the results of discontinued operations, total basic earnings per share were 6.5 pence (2005: 7.2 pence). On an underlying basis, basic earnings per share were 5.6 pence (2005: 5.7 pence).

Continuing operations

	Attributable profit		Basic earnings per share		
	2006	2005	2006	2005	
	£m	£m	Pence	Pence	Change
Reported	121	136	5.6	6.3	-11.1%
Middle East military	(1)	(13)	-	(0.6)	
Underlying	120	123	5.6	5.7	-1.7%

Dividends

The recommended interim dividend is 3.4 pence per share (2004: 3.3 pence), an increase of 3.0% over 2005.

Discontinued Operations

As described in note 13 below, the Group announced on 9 April 2006 that it had agreed to sell its travel concession catering business, Select Service Partner, including Creative Host Services in the US. The sale will complete during the second half of the 2006 financial year and will be recognised at that point. During the period, the Group also completed the sale of 90% of its Inflight catering business. Accordingly, the results of these operations have been classified as discontinued.

The operating profit for the period from these discontinued operations was £27 million (2005: £26 million). Profit after tax from discontinued operations was £19 million (2005: £19 million).

Financial Objectives

The SSP sale will deliver a one-time step up in Return on Capital Employed (ROCE) of around 30 basis points, which is in addition to our three-year target of 100 basis points improvement in ROCE between 2006 and 2008. The Group's Free Cash Flow target remains at £800 million - £850 million.

Free Cash Flow

Free cash flow from the continuing business totalled £80 million (2005: £97 million). The major factors contributing to the period on period reduction were £5 million higher interest payments and £16 million higher tax payments in the period. The cash tax rate in the first half was 27% and we currently expect the rate to remain around the mid to high 20's for the foreseeable future.

Acquisitions

The acquisition of the remaining 51% interest in Levy Restaurants, not already held, was completed on 18 April 2006 for $250 million (£143 million). This acquisition is not therefore reflected in the 31 March 2006 financial statements and will be recorded in the second half.

Andrew Martin, Group Finance Director, said:

"In the UK, I'm satisfied that we are making progress in implementing the actions necessary to create a solid platform for future growth. Trading in North America and the Rest of the World continues to be encouraging. In Continental Europe, as expected, trading conditions remain challenging.

We remain on track to deliver on our full year expectations."

Michael J Bailey, Chief Executive, commented:

"This continues to be a case of 'steady as she goes'. Our performance during the first half of 2006 in maintaining high levels of contract retention and making significant new business gains reflects the commitment and dedication of all our teams."

Michael J Bailey
Chief Executive

Sir Francis H Mackay
Chairman

NOTES

(a) Financial information for the year ended 30 September 2005 and for the six months ended 31 March 2005, set out as comparative figures in this announcement, has been restated from UK Generally Accepted Accounting Principles ("UK GAAP") on the basis of accounting policies set out in 'Adoption of International Financial Reporting Standards "IFRS": Preliminary restatement of 2005 financial information', a separate document published in the Investor Relations section of the Group website (www.compass-group.com) on 1 March 2006 and which is also available on request.

The Annual Report for the year ended 30 September 2005, which was prepared under UK GAAP, has been filed with the Registrar of Companies. The auditors have reported on those accounts; their report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The Group will be presenting its 30 September 2006 consolidated financial statements in accordance with applicable International Financial Reporting Standards ("IFRS") which are effective (or available for early adoption) at that date.

(b) Forward looking statements

This Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(c) The timetable for the proposed interim dividend of 3.4p per share is as follows:

Ex dividend date:	12 July 2006
Record date:	14 July 2006
Payment date:	7 August 2006

(d) A presentation for analysts and investors will take place at 9:30 am (BST/London) on Tuesday 16 May 2006 at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1.

The live presentation can also be accessed via both a webcast and dial-in teleconference starting at 9:30 am:

- To listen to the live presentation via teleconference, dial (UK) +44 (0)20 7138 0816.
- To view the presentation slides and/or listen to a live audio webcast of the presentation, go to www.compass-group.com or www.cantos.com.
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available for five working days, until 23 May 2006. To hear the replay, dial (UK) +44 (0)20 7806 1970 or (US) +1 718 354 1112. The replay passcode is 6453370#. Please note that the replay service is available from 14.00pm UK time.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com.

For North American based investors, there will be a question and answer conference call starting at 14:00pm (EDT/New York)

- To participate in the live question and answer session via conference call, dial (US) +1 718 354 1171.
- A teleconference replay of the call will be available for five working days, until 23 May 2006. To hear the replay, dial (US) +1 718 354 1112. The replay passcode is 5540875#.
- The North American investor conference call will also be audio webcast live, and archived for replay, at www.compass-group.com and www.cantos.com.

Enquiries:

Compass Group PLC	01932 573000
Investors/analysts	Andrew Martin
Media	Paul Kelly

Website
www.compass-group.com.

Compass Group is the world's largest foodservice company with annual revenue of c. £11 billion. Compass Group has some 400,000 employees working in more than 90 countries around the world. For more information visit www.compass-group.com.

Appendix

NEW CONTRACT GAINS AND RENEWALS

Contract Catering

Business & Industry

- **USA – The University of Texas at Austin Hotel and Conference Center** awarded Flik a new ten-year contract with annual turnover of £10.7 million.
- **Germany – Continental AG** awarded Eurest a new five-year contract with annual turnover of £2.2 million and renewed its existing contract for a further five years with annual turnover of £3.4 million.
- **Netherlands – the Ministry of Agriculture** (Ministerie LNV) awarded Eurest a new three-year contract with annual turnover £2.9 million.
- **Italy – Ansaldo Energia** awarded Onama a new one-year contract with annual turnover of £2.6 million.

Education

- **USA – Shippensburg University** awarded Chartwells Higher Education a new five-year contract with annual turnover of £4.8 million.
- **Italy – Genova Municipality** renewed and extended its contract with Onama for a further three years with annual turnover of £4.2 million.
- **USA – St. Mary's College of Maryland** awarded Bon Appetit a new five-year contract with annual turnover of £2.4 million.
- **UK – Slough Borough Council** renewed its contract with Scolarest for a further three years with annual turnover of £1.0 million.

Healthcare

- **UK – Hammersmith Hospitals NHS Trust** extended its contract with Medirest for a further two years with annual turnover of £14.0 million.
- **USA – Duke University Health System** renewed its contract with Crothall for a further two years with annual turnover of £12.2 million.
- **UK – Skanska Innisfree** (PFI) with Sherwood Forest Hospitals NHS Trust and Mansfield District Primary Care Trust awarded Medirest a new six-year contract with annual turnover of £8.3 million.
- **USA – University of Pennsylvania** awarded Crothall a new five-year contract with annual turnover of £6.1 million.

Defence, Offshore & Remote Site

- **Australia – Defence Sydney Central** awarded ESS a new five-year contract with annual turnover of £14.4 million.
- **Norway – Statoil** awarded ESS Onshore a new three-year contract with annual turnover of £8.8 million.
- **UK – British Army** (2nd Division) awarded ESS a new seven-year contract with annual turnover of £7.5 million.
- **Australia – BHPB** (Groote Eyland) awarded ESS a new three-year contract with annual turnover of £4.6 million.

Sports & Leisure

- **USA – de Young Museum & Legion of Honor** awarded Bon Appetit a new three-year contract with annual turnover of £2.2 million.
- **USA – Pacific Design Center** awarded Wolfgang Puck a new ten-year contract with annual turnover of £2.0 million.
- **UK – Salisbury Cathedral** extended its contract with Milburns for a further five years with annual turnover of £1.7 million.
- **UK – Beaulieu Enterprises Ltd** awarded Leiths a new ten-year contract with annual turnover of £1.0 million.

Travel Concessions

- **Australia – Sydney Airport Terminal 2** renewed its contract with Eurest for a further three years with annual turnover of £2.9 million.

Vending

- **Europe – Shell** awarded Selecta a new three-year contract with annual turnover of £2.7 million.

INDEPENDENT REVIEW REPORT TO COMPASS GROUP PLC

Introduction
We have been instructed by Compass Group PLC ("the Company") to review the financial information for the six months ended 31 March 2006 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards
As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.

Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2006.

Deloitte & Touche LLP
Chartered Accountants
London
15 May 2006

CONSOLIDATED INCOME STATEMENT
for the six months ended 31 March 2006

	Notes	Six months to 31 March 2006 Total unaudited £m	2005 Total unaudited £m	Year ended 30 September 2005 Before exceptional items audited £m	Exceptional items audited £m	Total audited £m
Continuing operations:						
Revenue	2	**5,695**	5,142	10,453	-	10,453
Operating costs		**(5,437)**	(4,868)	(9,919)	(153)	(10,072)
Operating profit	2,4	**258**	274	534	(153)	381
Share of profit of associates		**2**	-	-	-	-
Finance income		**3**	1	4	-	4
Finance costs	3	**(79)**	(72)	(159)	-	(159)
Profit before tax		**184**	203	379	(153)	226
Income tax expense	5	**(55)**	(59)	(106)	3	(103)
Profit for the period from continuing operations		**129**	144	273	(150)	123
Discontinued operations:						
Profit for the period from discontinued operations	6	**19**	19	86	-	86
Profit for the period		**148**	163	359	(150)	209
Attributable to:						
Equity holders of the Company		**140**	155	345	(150)	195
Minority interest		**8**	8	14	-	14
		148	163	359	(150)	209
Earnings per share						
From continuing operations:						
Basic	7	5.6p	6.3p			5.0p
Diluted	7	5.6p	6.3p			5.0p
From continuing and discontinued operations:						
Basic	7	6.5p	7.2p			9.0p
Diluted	7	6.5p	7.2p			9.0p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the six months ended 31 March 2006

	Notes	2006 unaudited £m	2005 unaudited £m	Year ended 30 September 2005 audited £m
Fair value movement on cash flow hedges (net of deferred tax)		**3**	4	5
Transfer to profit or loss from equity on cash flow hedges (net of deferred tax)		**(1)**	-	-
Currency translation differences		**-**	(5)	14
Income tax in translation reserve relating to currency translation		**-**	-	2
Actuarial losses on post-retirement employee benefits		**-**	-	(157)
Deferred tax relating to actuarial losses on post-retirement employee benefits		**-**	-	35
Deferred income tax on items previously recognised in equity		**(4)**	(4)	(12)
Current income tax on items previously recognised in equity		**4**	4	10
Net income / (expense) recognised in equity		**2**	(1)	(103)
Profit for the financial period		**148**	163	209
Total recognised income and expense for the period	8	**150**	162	106
Attributable to:				
Equity holders of the Company		**141**	154	92
Minority interest		**9**	8	14
		150	162	106

CONSOLIDATED BALANCE SHEET
as at 31 March 2006

	Notes	31 March 2006 unaudited £m	31 March 2005 unaudited £m	30 September 2005 audited £m
Assets				
Non-current assets				
Goodwill		**3,434**	4,276	4,220
Other intangible assets		**167**	156	168
Property, plant and equipment		**928**	1,711	1,657
Interests in associates		**50**	35	51
Deferred tax assets		**200**	194	198
Trade and other receivables		**137**	139	140
Derivative financial instruments		**29**	30	44
		4,945	6,541	6,478
Current assets				
Inventories		**241**	264	253
Trade and other receivables		**1,544**	1,620	1,574
Overseas tax recoverable		**4**	10	9
Derivative financial instruments		**6**	3	2
Cash and cash equivalents		**231**	242	281
		2,026	2,139	2,119
Assets held in disposal groups held for sale	6	**1,663**	-	-
Total assets		**8,634**	8,680	8,597
Liabilities				
Current liabilities				
Short-term borrowings		**218**	162	150
Derivative financial instruments		**7**	18	20
Current tax liabilities		**309**	363	334
Trade payables and other payables		**2,196**	2,256	2,437
Provisions		**10**	10	10
		2,740	2,809	2,951
Non-current liabilities				
Long-term borrowings		**2,536**	2,688	2,580
Derivative financial instruments		**7**	10	2
Post-employment benefit obligations		**553**	433	555
Provisions		**143**	133	143
Deferred tax liabilities		**18**	17	17
Other liabilities		**100**	207	71
		3,357	3,488	3,368
Liabilities included in disposal groups held for sale	6	**235**	-	-
Total liabilities		**6,332**	6,297	6,319
Net assets		**2,302**	2,383	2,278
Equity				
Share capital		**216**	216	216
Share premium account		**94**	93	94
Capital redemption reserve		**9**	9	9
Less: own shares		**(1)**	(1)	(1)
Other reserves		**4,161**	4,091	4,137
Retained earnings		**(2,204)**	(2,050)	(2,204)
Total equity shareholders' funds		**2,275**	2,358	2,251
Minority interests		**27**	25	27
Total equity	8	**2,302**	2,383	2,278

CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 31 March 2006

	31 March 2006	31 March 2005	Year ended 30 September 2005
	unaudited	unaudited	audited
	£m	£m	£m
Cash generated from operations	**345**	346	751
Interest paid	**(87)**	(78)	(161)
Interest element of finance lease rentals	**(1)**	(2)	(3)
Tax received	**5**	13	23
Tax paid	**(54)**	(46)	(93)
Net cash from operating activities for continuing operations	**208**	233	517
Net cash from operating activities for discontinued operations	**33**	22	131
Net cash from operating activities	**241**	255	648
Cash flow from investing activities			
Purchase of subsidiary companies and investments in associated undertakings	**(31)**	(98)	(121)
Proceeds from sale of subsidiary companies and associated undertakings	**31**	-	75
Purchase of property, plant and equipment	**(128)**	(140)	(253)
Proceeds from sale of property, plant and equipment	**13**	11	36
Purchase of intangible assets	**(13)**	(4)	(20)
Dividends received from associated undertakings	**1**	2	4
Interest received	**4**	1	4
Net cash used in investing activities by continuing operations	**(123)**	(228)	(275)
Net cash used in investing activities by discontinued operations	**(35)**	(36)	(61)
Net cash used in investing activities	**(158)**	(264)	(336)
Cash flow from financing activities			
Proceeds from issue of ordinary share capital	**-**	-	1
Net increase / (decrease) in borrowings	**16**	172	(32)
Repayment of obligations under finance leases	**(8)**	(11)	(16)
Equity dividends paid	**(140)**	(134)	(205)
Dividends paid to minority interests	**(5)**	(6)	(16)
Net cash used in financing activities – continuing operations	**(137)**	21	(268)
Net (decrease) / increase in cash and cash equivalents	**(54)**	12	44
Cash and cash equivalents at beginning of the period	**281**	233	233
Exchange gains and losses on cash and cash equivalents	**4**	(3)	4
Cash and cash equivalents at end of the period	**231**	242	281

RECONCILIATION OF FREE CASH FLOW – continuing operations

Net cash from operating activities for continuing operations	**208**	233	517
Purchase of property, plant and equipment	**(128)**	(140)	(253)
Proceeds from sale of property, plant and equipment	**13**	11	36
Purchase of intangible assets	**(13)**	(4)	(20)
Dividends received from associated undertakings	**1**	2	4
Interest received	**4**	1	4
Dividends paid to minority interests	**(5)**	(6)	(16)
Free cash flow – continuing operations	**80**	97	272

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 March 2006

1. Basis of preparation
The accounting policies and methods of computation used in the preparation of the interim financial information are the same as those set out in 'Adoption of International Financial Reporting Standards "IFRS": Preliminary restatement of 2005 financial information', a separate document published in the Investor Relations section of the Group website (www.compass-group.com) on 1 March 2006 and which is also available on request. Financial information for the year ended 30 September 2005 and for the six months ended 31 March 2005, presented as comparative figures in this report, has been restated from UK Generally Accepted Accounting Principles ("UK GAAP") on the basis of these accounting policies. Further disclosures concerning the impact of IFRS on the financial statements of the Group can also be found in that document including the reconciliations required by IFRS 1 'First time adoption of International Financial Reporting Standards'.

In accordance with the requirements of IFRS 5 'Non-current assets held for sale and discontinued operations', the IFRS consolidated income statements and consolidated cash flow statements for 2005 previously presented have been amended to reflect the classification of certain operations as discontinued, as shown in note 6.

The unaudited interim financial statements for the six months ended 31 March 2006, which were approved by the Board of directors on 15 May 2006, do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985. The Annual Report for the year ended 30 September 2005, which was prepared under UK GAAP, contained an unqualified audit report and has been filed with the Registrar of Companies. The Group will be presenting its 30 September 2006 consolidated financial statements in accordance with applicable International Financial Reporting Standards ("IFRS") which are effective (or available for early adoption) at that date.

2. Segmental reporting

	North America	United Kingdom	Continental Europe	Rest of the World	Middle East military	Eliminations	Total
	£m	£m	£m	£m	£m	£m	£m
Revenue							
Six months ended 31 March 2006							
External revenue	**2,283**	**1,006**	**1,518**	**857**	**31**	**-**	**5,695**
Inter-segment revenue	**-**	**3**	**8**	**8**	**-**	**(19)**	**-**
Total revenue	**2,283**	**1,009**	**1,526**	**865**	**31**	**(19)**	**5,695**
Six months ended 31 March 2005							
External revenue	1,881	984	1,490	684	103	-	5,142
Inter-segment revenue	-	-	12	1	-	(13)	-
Total revenue	1,881	984	1,502	685	103	(13)	5,142
Year ended 30 September 2005							
External revenue	3,869	1,999	2,910	1,500	175	-	10,453
Inter-segment revenue	-	-	26	5	-	(31)	-
Total revenue	3,869	1,999	2,936	1,505	175	(31)	10,453

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 March 2006

2. Segmental reporting (continued)

	North America	United Kingdom	Continental Europe	Rest of the World	Middle East military	Unallocated corporate expenses	Total
	£m	£m	£m	£m	£m	£m	£m
Operating profit							
Six months ended 31 March 2006							
Operating profit	**125**	**56**	**92**	**25**	**1**	**(41)**	**258**
Share of profit of associates	**1**	**1**	**-**	**-**	**-**	**-**	**2**
Segment result	**126**	**57**	**92**	**25**	**1**	**(41)**	**260**
Six months ended 31 March 2005							
Operating profit	108	61	100	22	16	(33)	274
Share of profit of associates	-	-	-	-	-	-	-
Segment result	108	61	100	22	16	(33)	274
Year ended 30 September 2005							
Operating profit before exceptional items	218	117	170	53	34	(58)	534
Exceptional items	2	(1)	(107)	-	(45)	(2)	(153)
Operating profit after exceptional items	220	116	63	53	(11)	(60)	381
Share of profit of associates	-	-	-	-	-	-	-
Segment result	220	116	63	53	(11)	(60)	381

3. Finance costs

	2006	2005	Year ended 30 September 2005
	£m	£m	£m
Loans and overdrafts	**76**	69	133
Finance lease interest	**1**	1	3
	77	70	136
Unrealised net gains on financial instruments	**(7)**	(1)	(1)
Unwinding of discount on put options	**3**	3	6
Interest on pension scheme liabilities net of expected return on scheme assets	**6**	7	14
Translation (gains) / losses on foreign currency borrowings	**-**	(7)	4
	79	72	159

4. Exceptional items

Exceptional items are disclosed and described separately in the interim financial statements where it is necessary to do so to provide further understanding of the financial performance of the Group. They are material items of income or expense that have been shown separately due to their nature or amount.

	2006	2005	Year ended 30 September 2005
	£m	£m	£m
Middle East military	**-**	-	45
Impairment of goodwill – Italy	**-**	-	107
Loss on disposal of businesses	**-**	-	1
	-	-	153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 March 2006

4. Exceptional items (continued)
The Group is reducing the scale of its military catering operations in the Middle East. In the year ended 30 September 2005, related asset write-offs and provisions resulted in an exceptional charge of £45 million. In addition, the goodwill arising on the acquisition of Onama in Italy was impaired following a review of the profitability of the business. In 2005, the Group also disposed of 75% of Au Bon Pain in North America and the Gatwick Meridien hotel in the UK and paid further costs relating to previous disposals resulting in a net loss of £1 million.

5. Tax
The tax charge for the period is based on an estimated full year effective tax rate of 30.0% (last full year 28.1% before exceptional items).

			Year ended 30 September 2005		
	2006 £m	2005 £m	Before exceptional items £m	Exceptional items £m	Total £m
Tax on continuing operations					
UK tax	**11**	17	31	(2)	29
Overseas tax	**44**	42	75	(1)	74
Total	**55**	59	106	(3)	103

6. Discontinued operations
Following the decision to focus on its core contract catering business the Group entered into an agreement to dispose of its Inflight catering operations, which operated principally in Continental Europe. The disposal was completed on 19 December 2005, on which date control of the business passed to the acquirer. Accordingly, the results of these operations have been classified as discontinued. The gain / loss on disposal after tax amounted to £ nil.

As described in note 13 below, the Group announced on 9 April 2006 that it had agreed to sell its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together, "SSP"). The sale will complete during the second half of the 2006 financial year and will be recognised at that point. Accordingly, the results of these operations have also been classified as discontinued.

	2006 £m	2005 £m	Year ended 30 September 2005 £m
External revenue	**897**	901	1,941
Profit before tax from discontinued operations	**27**	26	120
Tax on profit from discontinued operations	**(8)**	(7)	(34)
Profit after tax from discontinued operations	**19**	19	86

The major classes of assets and liabilities of SSP classified as held for sale on 31 March 2006 are as follows:

	2006 £m	2005 £m	Year ended 30 September 2005 £m
Goodwill	**813**	-	-
Property plant and equipment	**745**	-	-
Inventories	**27**	-	-
Trade and other receivables	**56**	-	-
Other assets	**22**	-	-
Assets classified as held for sale	**1,663**	-	-
Trade and other payables	**199**	-	-
Other liabilities	**36**	-	-
Liabilities classified as held for sale	**235**	-	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 March 2006

7. Earnings per share
The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the period. The adjusted earnings per share figures have been calculated based on earnings excluding the effect of exceptional items and discontinued activities; these are disclosed to show the underlying trading performance of the Group.

	2006 £m	2005 £m	Year ended 30 September 2005 £m
Profit for the period attributable to equity holders of the Company	**140**	155	195
less: profit for the period from discontinued operations	**(19)**	(19)	(86)
Attributable profit for the period from continuing operations	**121**	136	109
Exceptional items net of tax	**-**	-	150
Attributable profit for the period before exceptional items from continuing operations	**121**	136	259

	Millions of ordinary shares of 10p each	Millions of ordinary shares of 10p each	Millions of ordinary shares of 10p each
Average number of shares for basic earnings per share	**2,156**	2,155	2,156
Dilutive share options	**2**	1	2
Average number of shares for diluted earnings per share	**2,158**	2,156	2,158

Basic earnings per share	pence	pence	pence
From continuing and discontinued operations	**6.5**	7.2	9.0
less: from discontinued operations	**(0.9)**	(0.9)	(4.0)
From continuing operations	**5.6**	6.3	5.0
Effect of exceptional items (net of tax)	**-**	-	7.0
From continuing operations before exceptional items	**5.6**	6.3	12.0
Diluted earnings per share			
From continuing and discontinued operations	**6.5**	7.2	9.0
less: from discontinued operations	**(0.9)**	(0.9)	(4.0)
From continuing operations	**5.6**	6.3	5.0
Effect of exceptional items (net of tax)	**-**	-	7.0
From continuing operations before exceptional items	**5.6**	6.3	12.0

8. Reconciliation of movements in total shareholders' equity

	2006 £m	2005 £m	Year ended 30 September 2005 £m
Opening total shareholders' equity	**2,278**	2,269	2,269
Total recognised income and expense	**150**	162	106
Dividends paid (Note 9)	**(140)**	(134)	(205)
Issue of shares	**-**	-	1
Other movements in total shareholders' equity	**14**	86	107
Closing total shareholders' equity	**2,302**	2,383	2,278

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 March 2006

9. Dividends

The interim dividend of 3.4p per share (2005: 3.3p per share) will be payable on 7 August 2006 to shareholders on the register at the close of business on 14 July 2006. The dividend was approved by the Board after the balance sheet date, and has thus not been reflected as a liability in these interim financial statements. The dividends paid in the periods presented were as follows:

	2006 £m	2005 £m	Year ended 30 September 2005 £m
Dividends on ordinary shares of 10p each			
Final 2004 - 6.2p per share paid 14 March 2005	-	134	134
Interim 2005 - 3.3p per share paid 15 August 2005	-	-	71
Final 2005 - 6.5p per share paid 6 March 2006	**140**	-	-
	140	134	205

10. Reconciliation of operating profit to cash generated by operations

	2006 £m	2005 £m	Year ended 30 September 2005 £m
Operating profit from continuing operations	**258**	274	381
Adjustments for:			
Exceptional items	-	-	153
Depreciation of property, plant and equipment	**102**	102	220
Amortisation of intangible assets	**15**	10	21
Loss / (gain) on disposal of property, plant and equipment	**1**	-	(7)
Decrease in provisions	**(3)**	(3)	(25)
Other non-cash items (net)	**15**	22	45
Operating cash flows before movement in working capital	**388**	405	788
Increase in inventories	**(10)**	(8)	(6)
Increase in receivables	**(42)**	(161)	(112)
Increase in payables	**9**	110	81
Cash generated by operations	**345**	346	751

11. Reconciliation of net cash flow to movement in net debt

	2006 £m	2005 £m	Year ended 30 September 2005 £m
Net (decrease) / increase in cash and cash equivalents	**(54)**	12	44
Cash (inflow) / outflow from changes in debt and lease financing	**(8)**	(161)	48
Valuation movements and other non-cash changes	**16**	24	32
Changes in finance leases	**(6)**	(8)	(12)
Foreign exchange movements	**(25)**	41	(26)
(Increase) / decrease in net debt during the period	**(77)**	(92)	86
Opening net debt	**(2,425)**	(2,511)	(2,511)
Closing net debt	**(2,502)**	(2,603)	(2,425)

The table above is presented as additional information to show movement in net debt, defined as overdrafts, bank and other borrowings and finance leases, net of cash and cash equivalents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 March 2006

12. Contingent liabilities

On 21 October 2005 the Group announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ("ESS") (a member of the Group), IHC Services Inc. ("IHC") and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006 it was announced that the investigation had concluded. The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Group. IHC's relationship with the UN and ESS is part of wider and on-going investigations into the UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, the United States Congress and the UN itself, and with which the Group is co-operating fully.

In addition, lawsuits have been filed in connection with the matters covered by this investigation in the United States District Court, Southern District of New York, by two competitors of the Group, ES-KO International Inc ("ES-KO") and Supreme Foodservice AG ("Supreme"), on 28 March 2006 and 6 March 2006 respectively. The ES-KO complaint lists the Group as one of 14 named and various unnamed defendants and in it, ES-KO claims lost profits of $123m, plus exemplary and punitive damages. The Supreme lawsuit lists the Group as one of 13 named defendants and makes similar allegations against the Group. The total claimed by Supreme (including exemplary and punitive damages) is stated to be in an amount "exceeding $125 million". The total amounts claimed in both lawsuits bear no relation to the value of the UN contracts awarded to ESS. Both sets of proceedings are in their very early stages and will be resolutely defended.

No provision has been made in these accounts in respect of these matters and it is not currently possible to quantify any potential liability which may arise. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

13. Events after the balance sheet date

Following the decision to focus on its core contract catering business, the Company announced on 9 April that it had agreed to sell its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together, "SSP"). The transaction has been structured as a combined sale of Moto, the UK motorway services business, to a consortium lead by Macquarie bank and the remainder of the SSP business to companies controlled by EQT for an aggregate consideration of £1,822 million on a debt and cash free basis, subject to certain closing adjustments.

The Company announced on 23 January 2006 that a put option requiring the Group to purchase the remaining 51% interest in Levy Restaurants for a consideration of $250 million in cash, had been exercised. The completion of this acquisition took place on 18 April 2006.

14. Exchange rates

Exchange rates for major currencies used during the period were:

	Translation rate for six months ended 31 March 2006	Closing rate as at 31 March 2006
Australian Dollar	2.36	2.43
Canadian Dollar	2.03	2.02
Danish Krone	10.91	10.70
Euro	1.46	1.43
Japanese Yen	204.55	204.66
Norwegian Krone	11.62	11.38
Swedish Krona	13.76	13.52
Swiss Franc	2.28	2.27
US Dollar	1.75	1.73

UNISON signs up Compass Group for learning agreement


Harry
Industrial Cleaner
ESS Offshore
Manchester UK
great people
great service
great results




he juices

Compass Group has become the first company to sign up to UNISON's Learning Agenda and will formally support company-based union learning representatives by signing a workplace learning agreement.

Through Medirest and Scolarest, Compass Group will continue to work on local learning agreements and partnerships for contracts around the country. This latest initiative builds on the earlier success of the English as a Second Language programme which Unison and Medirest delivered to Medirest employees in five London hospitals. This programme went on to win a silver award in the "Compass in the Community" awards in recognition of partnership achievement.

UNISON general secretary, Dave Prentis, said: "UNISON is delighted that Compass is making this further commitment to ensuring all of their employees have full access to training and development. The learning representatives will be able to assess the training needs of people in every job role, although they will focus on staff who may have previously been excluded from learning and as a result have low literacy or numeracy levels but are too afraid to say anything. The learning representatives will be able to help them to help them, providing a confidential support and route to learning, where everyone gains."

Mike Burton, executive director HR, Compass Group UK & Ireland added: "Compass Group is proud of its track record in providing national accredited learning programmes. We appreciate that our people are our biggest asset. Investing in learning and development leads to a more skilled and confident workforce, which is good for our employees and our business."

As part of this agreement, Careconnect Learning will also run a Learning Resource Centre in Charring Cross Hospital for use by Medirest employees and Hammersmith Hospitals NHS Trust staff.

MEDIREST

31 May 2006

MEDIREST WINS PATIENTS ASSOCIATION'S TOP AWARD FOR CLEANING INNOVATION

Healthcare hotel services company Medirest has won the Patients Association's *Health Innovation of the Year Award* for its *a+* cleaning initiative, which has been introduced at 20 NHS hospitals across the UK to improve cleanliness and hygiene standards. The award recognises 'elements that together create a safe, caring and responsible environment for the health and well-being of everyone in the UK'.

"The *a+* system is a team-led approach to raising cleaning standards and improving the patient environment in hospitals," says Ian Moore, Medirest strategic development director. "It embraces best-practice cleaning, supply chain partnering, new cleaning technology and ongoing research and development to deliver cleaner hospitals."

Medirest's *a+* system, which uses microfibre-based cleaning technology, has been used to reduce bacteria levels and raise awareness of the importance of good hygiene.

The award judges praised *a+* for its use of innovative cleaning methods, communication and training programmes and for its investment in people.

The Patients Association would like to congratulate Medirest for winning the *Health Innovation of the Year Award*," says Claire Rayner, president of the Patients Association. "Companies such as Medirest play an important part in the clean hospital campaign and they have an innovative way of involving and motivating their staff which leads to greater commitment and training and can only help to raise standards of cleanliness."

Medirest was presented with the award at the Patients Association Summit in London on 24 May.

5th June 2006

Compass Group PLC Appoints Director of Corporate Policy and Communications

Compass Group PLC today announces the appointment of Michael Young OBE in the newly created role of Director of Corporate Policy and Communications. He will report to the Group Chief Executive, Richard Cousins, and will sit on the Compass Group executive committee.

His role at Compass will include working with the Divisional business heads to build policies, processes and proactive communication which will better deliver the Group's strategy, increasing business effectiveness and performance.

For the past 18 years, Michael ran his own management consultancy and geo-political risk business, Michael Young Associates Ltd, which specialised in the management of strategic change and management counselling.

In 1994 Michael, as Executive Chairman, established the UK's first private Park and Ride scheme in the South West, quickly establishing the concept across the UK. Michael subsequently sold the business to one of the world's largest car rental operators in the US.

Until recently, Michael was working with the management board of Centrica on strategy formulation, substantially improving the focus and effectiveness of the corporate affairs and communications team in supporting the wider business function. His background in management consultancy and expertise in corporate communications and development will be instrumental in shaping the business going forward.

Commenting on the appointment: Richard Cousins, Group Chief Executive of Compass said: "We are very pleased to have appointed Michael, who will further strengthen the management team. He is an able communicator with a strong analytical mind and a proven track record at a strategic level".

Michael Young added: “I am delighted to be joining the business at this time. I look forward to working with Richard Cousins to build on existing opportunities and facilitate continuing turnaround, cultural change and development, thereby making Compass a more dynamic, profitable and responsive business”.

Enquiries:

Compass Group PLC

Media:	Charlotte Mulford	+44 (0)1932 573 091

Notes to Editors:

Michael Young OBE is widely respected as the mediator who initiated and chaired secret talks which led to the dismantling of apartheid in South Africa and subsequent free elections. Between 1986 and 1990 he facilitated covert negotiations between the African National Congress in Exile and the ruling Afrikaner elite.

Between 1973 and 1988, Mr Young was employed by two transnational corporations, BAT Industries and Consolidated Goldfields PLC, where he became head of communications for the group worldwide.

Between 1971 and 1973, Mr. Young worked as an advisor to Rt Hon Sir Alec Douglas-Home MP – Foreign Secretary on matters relating to Africa, Cyprus and the Middle East. He was subsequently an economic advisor to Rt Hon Edward Heath MP (Prime Minister) and was involved in the early efforts for negotiation between the British Government and Irish Republic. He was also involved in the facilitation process as both Spain and Portugal underwent the transition from dictatorship to democracy.

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Compass Group PLC – Acquisition of the remaining interest in Levy Restuarants (January 13, 2006).

2. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (January 23, 2006).

3. Notification from Compass Group PLC relating to major interests in its shares held by Brandes Investment Partners L.P. (January 24, 2006).

4. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (January 27, 2006).

5. Compass Group PLC – Conclusion of Freshfields Investigation (February 1, 2006).

6. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (February 6, 2006).

7. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (February 8, 2006).

8. Compass Group PLC – Chairman's AGM statement (February 10, 2006).

9. Notification from Compass Group PLC confirming that copies of resolutions relating to special business passed at the AGM are available at the Document Viewing Facility of the UKLA (February 13, 2006).

10. Notification from Compass Group PLC relating to major interests in its shares held by Brandes Investment Partners L.P. (February 27, 2006).

11. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (February 27, 2006).

12. Compass Group PLC – Adoption of International Financial Reporting Standards ("IFRS") Preliminary Restatement of 2005 Financial Information (March 1, 2006).

13. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (March 2, 2006).

14. Compass Group PLC – Complaint from Supreme Foodservice AG (March 10, 2006).

15. Notification from Compass Group PLC relating to major interests in its shares held by UBS AG (March 10, 2006).

16. Notification from Compass Group PLC relating to major interests in its shares held by Brandes Investment Partners L.P. (March 13, 2006).

17. Notification from Compass Group PLC relating to major interests in its shares held by UBS AG (March 16, 2006).

18. Notification from Compass Group PLC relating to major interests in its shares held by UBS AG (March 23, 2006).

19. Compass Group PLC – Appoints New Chief Executive (March 24, 2006)

20. Compass Group PLC – Trading Update (March 28, 2006).

21. Compass Group PLC – Complaint from ES-KO International, Inc (March 29, 2006).

22. Compass Group PLC – New Director Declaration (March 31, 2006)

23. Compass Group PLC – Block-listing Executive Share Option Plan six monthly review (April 3, 2006).

24. Compass Group PLC – Block-listing Savings-Related Share Option Scheme six monthly review (April 3, 2006).

25. Compass Group PLC – Block-listing Executive Share Option Plan six monthly review (April 3, 2006).

26. Compass Group PLC – Block-listing Management Share Option Plan six monthly review (April 3, 2006).

27. Compass Group PLC – Announces sale of travel concession catering operations (April 9, 2006).

28. Compass Group PLC – Disposal of Select Service Partner and Notice of Extraordinary General Meeting (April 21, 2006).

29. Compass Group PLC – Appointment of New CEO for UK & Ireland Division (April 26, 2006).

30. Compass Group PLC – Extraordinary General Meeting held on 9 May 2006 (May 9, 2006).

31. Compass Group PLC – Interim Results for the six months ended 31 March 2006 (May 16, 2006).

32. Compass Group PLC – Director/PDMR Shareholding (May 17, 2006).

33. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (May 17, 2006).

34. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (May 23, 2006).

35. Notification from Compass Group PLC relating to major interests in its shares held by Brandes Investment Partners L.P. (June 2, 2006).

36. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (June 2, 2006).

37. Notification from Compass Group PLC - Interim Report 2006 is now available for inspection at the Document Viewing Facility of the UKLA (June 9, 2006).

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Company	Compass Group PLC
TIDM	CPG
Headline	Acquisition
Released	12:45 13-Jan-06
Number	9142W

RNS Number:9142W
Compass Group PLC
13 January 2006

Compass Group PLC
Compass Group to acquire remaining interest in Levy Restaurants

13 January 2006

Compass Group PLC announces that Levy Restaurants has exercised its put option and that Compass Group will purchase the remaining 51% interest in the company on 17th April 2006, for a consideration of $250 million, in cash.

Compass acquired a 49% stake in Levy Restaurants in September 2000 for $87 million. Since that time annual contract revenues have increased from $200 million to $560 million at 30 September 2005.

Enquiries:

Compass Group PLC		
Shareholders/Analysts	Sarah Ellis	01932 573000
Media	Paul Kelly	01932 573000

Notes to Editors:

Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace, at school and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations. Compass Group has annual revenues of over £12 billion and employs 400,000 people in over 90 countries.

Levy Restaurants operates numerous prestigious sporting and entertainment venues including: Wrigley Field (home of the Chicago Cubs); Lambeau Field (home of the Green Bay Packers); Dodger Stadium (home of the Los Angeles Dodgers); Ford Field (home of the Detroit Lions); FedEx Forum (home of the Memphis Grizzles); Toyota Center (home of the Houston Rockets); Charlotte Bobcats Arena (home of the Charlotte Bobcats); 6 NASCAR racetracks, Churchill Downs, (home of the Kentucky Derby); and most recently, American Airlines Center (home of Dallas Mavericks and Stars). In 2002, Levy Restaurants was also selected by AEG to be the exclusive foodservice provider at all AEG sports and music venues around the world, including: STAPLES Center (home of the Los Angeles Lakers, Clippers and Kings); Home Depot Center (Los Angeles) and the O2, an arena and sports facility in London on the site of the former Millennium Dome.

Levy's sports and entertainment roster also includes the industry's highest profile events: numerous Super Bowls, Grammy Awards, major league All-Star and championship games, World Series, Kentucky Derbys and NASCAR racing.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	12:01 23-Jan-06
Number	2934X

RNS Number:2934X
Compass Group PLC
23 January 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 20 JANUARY 2006

11) Date listed company informed

23 JANUARY 2006

12) Total holding following this notification

65,750,181

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.05%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification ... 23 JANUARY 2006

LETTER TO COMPASS GROUP PLC
20 JANUARY 2006

DISCLOSURE OF INTERESTS IN SHARES

In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 2,155,661,414 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 65,750,181 ordinary shares of Compass Group plc, amounting to 3.05%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact Andrew Anderson or David Lindsay in the Compliance Department of Deutsche Bank AG London.

FROM: DEUTSCHE BANK AG LONDON

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	14:24 24-Jan-06
Number	3720X

RNS Number:3720X
Compass Group PLC
24 January 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BRANDES INVESTMENT PARTNERS L.P.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH &
AMERICAN DEPOSITORY RECEIPTS

10) Date of transaction

ON OR BEFORE 20 JANUARY 2006

11) Date company informed

24 JANUARY 2006

12) Total holding following this notification

76,719,835 ORDINARY SHARES OF 10 PENCE EACH & 52,542,619 AMERICAN DEPOSITORY RECEIPTS

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.99%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM

TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....24 JANUARY 2006..........

Letter to Compass Group Plc
Dated: January 23, 2006

We hereby notify you in accordance with Part VI of the Companies Act 1985 (the "Act"), as amended by Section 134 of the Companies Act 1989, that:

(i) at the close of business on January 20, 2006, Brandes Investment Partners, L.P. ("Brandes") was interested for purposes of the Act in approximately 5.99% of Compass Group Plc ordinary shares and American Depository Receipts, each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Compass Group Plc;

(ii) at the close of business on January 20, 2006, Brandes was interested for purposes of the Act in 76,719,835 ordinary shares and in 52,542,619 American Depository Receipts, each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Compass Group Plc (the "Relevant Shares");

(iii) the registered holders of all of the Relevant Shares in which Brandes

has an interest for purposes of the Act are approximately 270 custodian banks unaffiliated with Brandes;

(iv) none of the shares referred to in sub-paragraphs (i) or (ii) are shares in which Brandes is interested by virtue of section 208(5) of the Act.

From: Jacqueline M. Pedicini
Registration Coordinator
Brandes Investment Partners.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	14:33 27-Jan-06
Number	5708X

RNS Number:5708X
Compass Group PLC
27 January 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when

calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 27 JANUARY 2006

11) Date listed company informed

27 JANUARY 2006

12) Total holding following this notification

86,750,360

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.02%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification

27 JANUARY 2006

LETTER TO COMPASS GROUP PLC
27 JANUARY 2006

DISCLOSURE OF INTERESTS IN SHARES

In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 2,155,661,414 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 86,750,360 ordinary shares of Compass Group plc, amounting to 4.02%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

LETTER FROM DEUTSCHE BANK AG LONDON

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Company	Compass Group PLC
TIDM	CPG
Headline	Freshfields Investigation
Released	09:30 01-Feb-06
Number	7442X

RNS Number:7442X
Compass Group PLC
01 February 2006

Compass Group PLC: Conclusion of Freshfields Investigation

1 February 2006

Compass Group PLC announces that the investigation undertaken by Freshfields, assisted by Ernst & Young, into the relationships between its subsidiary, Eurest Support Services (ESS), IHC Services (IHC) and the United Nations (UN) has now concluded.

The investigation has been overseen by Steve Lucas, the Chairman of Compass Group's Audit Committee, and has lasted 3 months, involving an extensive and highly detailed review of documents and emails and intensive interviews with relevant individuals. The key findings and recommendations of this investigation have been presented to the Compass Group PLC board and are as follows:

- The investigation has established serious irregularities in connection with contracts awarded to ESS by the UN.

- There were issues in relation to the behaviour of a few individuals within ESS.

- The considerable work undertaken by Freshfields and Ernst & Young gives no reason to believe that these issues extend beyond these individuals to other parts of ESS or to the wider Compass Group of companies.

- Compass Group does not own, and has never owned, any shares in IHC.

The Board has taken the following actions arising from this investigation:

- Action has been taken in respect of those individuals accountable within ESS, including dismissals where appropriate.

- The senior management of ESS has been completely restructured and now reports to Andrew Martin, Group Finance Director.

- Compass Group has reviewed, with Ernst & Young, the systems and controls within ESS in the light of the issues raised by this investigation and is implementing changes including reducing the level of autonomy within the business and increasing central controls.

IHC's relationship with the UN and ESS is part of wider and on-going investigations into UN procurement activity being conducted by the Office of the United States Attorney for the Southern District Court of New York, the United States Congress and the UN itself, and with which Compass Group is fully cooperating. As these matters are the subject of criminal investigation in the United States, it would be inappropriate at this time for the Group to make any further comment.

Steve Lucas, Chairman of the Audit Committee of Compass Group, said:

"This has been a highly regrettable episode for Compass Group. However, we have now concluded a very thorough investigation and taken appropriate and decisive action. We have no reason to believe that the issues identified extend to any other part of the Group. The Board is determined that Compass Group should meet the highest ethical and governance standards and is taking all necessary steps to ensure that this is the case."

Enquiries:

Compass Group PLC		
Shareholders/Analysts	Andrew Martin	01932 573000
Media	Paul Kelly	01932 573000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	10:53 06-Feb-06
Number	9566X

RNS Number:9566X
Compass Group PLC
06 February 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 2 FEBRUARY 2006

11) Date listed company informed

2 FEBRUARY 2006

12) Total holding following this notification

108,995,763

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.06%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification 6 FEBRUARY 2006

LETTER TO COMPASS GROUP PLC
02 FEBRUARY 2006

DISCLOSURE OF INTERESTS IN SHARES

Further to our letter of 27 January 2006 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 2,155,661,414 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 108,995,763 ordinary shares of Compass Group plc, amounting to 5.06%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

LETTER FROM DEUTSCHE BANK AG LONDON

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	07:00 09-Feb-06
Number	1480Y

RNS Number:1480Y
Compass Group PLC
08 February 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 8 FEBRUARY 2006

11) Date listed company informed

8 FEBRUARY 2006

12) Total holding following this notification

129,782,110

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

6.02%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification ANDREW V DERHAM

Date of Notification 8 FEBRUARY 2006

LETTER TO COMPASS GROUP PLC
08 FEBRUARY 2006

DISCLOSURE OF INTERESTS IN SHARES

Further to our letter of 02 February 2006 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 2,155,661,414 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 129,782,110 ordinary shares of Compass Group plc, amounting to 6.02%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

LETTER FROM DEUTSCHE BANK AG LONDON

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Company	Compass Group PLC
TIDM	CPG
Headline	Chairman's AGM Statement
Released	07:00 10-Feb-06
Number	1940Y

RNS Number:1940Y
Compass Group PLC
10 February 2006

10 February 2006

Compass Group PLC: Chairman's AGM Statement

Compass Group holds its AGM today at the Queen Elizabeth II Centre, London, at 11:00am. At this meeting Sir Francis Mackay, Chairman of Compass Group PLC, will provide shareholders with the following update:

Current Trading and Outlook

In the first four months of the year, overall the Group is trading in line with expectations. Net new business (new business less lost business) is developing as we had planned. We are seeing good success in new contract wins and as we have previously discussed, we are continuing to exit or renegotiate contracts that do not meet our financial criteria. The Group has substantially completed the restructuring programme announced in 2005 and remains on track to deliver the targeted £50 million of overhead cost savings. Tight cost control will continue to be a central feature of the Group going forward.

Trading has remained strong in the first four months of the year in North America, driven by new contract wins across all of the primary business sectors. In the UK, the primary business sectors are trading in line with our expectations, with the State Education sector continuing to be the most challenging.

In Continental Europe, our management teams continue to focus on improving client retention and tighter cost management. The early results of this focus are in line with our expectations.

In the Rest of the World, the planned scale back of our presence in the Middle East military business is proceeding as anticipated, with profits expected to be no more than £5 million in the full year as previously communicated. The remainder of the Rest of the World business has continued to perform well in the first four months, particularly the remote site sector in Australasia and our businesses in South America.

Sale of Travel Concessions Business

The Group announced on 28 September 2005 its decision to sell its Travel Concessions business, primarily Select Service Partner (SSP). We continue to see good growth in the underlying business, particularly in Europe. The sale process is progressing well and we are encouraged by the level of interest. The sale process remains on schedule for completion by mid-2006.

Management

The process to recruit a new Group Chief Executive, led by Sir Roy Gardner and the Nominations Committee remains ongoing and we are making good progress.

2006 Calendar

In advance of announcing the interim results on 16 May 2006, the group will provide its customary pre-close trading update at 7:00am on 28 March 2006.

Michael J Bailey, Chief Executive, said:

"This is very much a case of 'steady as she goes'. Trading in the first four months is in line with our expectations and we are pleased with our performance in both winning new business and in retaining existing contracts."

ENDS

Enquiries:

Compass Group PLC	+44 (0) 1932 573000
Investors/Analysts:	Andrew Martin
Media:	Paul Kelly

Website
www.compass-group.com

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Company	Compass Group PLC
TIDM	CPG
Headline	Doc re. AGM Resolutions
Released	13:56 13-Feb-06
Number	3257Y

RNS Number:3257Y
Compass Group PLC
13 February 2006

Compass Group PLC - Annual General Meeting 2006

Copies of the Resolutions passed by way of special business at the Annual General Meeting held on 10 February 2006 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7676 1000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	11:59 27-Feb-06
Number	9710Y

RNS Number:9710Y
Compass Group PLC
27 February 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BRANDES INVESTMENT PARTNERS L.P.

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when

calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH & AMERICAN DEPOSITORY RECEIPTS

10) Date of transaction

ON OR BEFORE 23 FEBRUARY 2006

11) Date listed company informed

24 FEBRUARY 2006

12) Total holding following this notification

80,315,573 ORDINARY SHARES OF 10 PENCE EACH &
53,099,299 AMERICAN DEPOSITORY RECEIPTS

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

6.18%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification

27 FEBRUARY 2006

Letter to Compass Group Plc
Letter dated February 24, 2006

We hereby notify you in accordance with Part VI of the Companies Act 1985 (the "Act"), as amended by Section 134 of the Companies Act 1989, that:

(i) at the close of business on February 23, 2006, Brandes Investment Partners, L.P. ("Brandes") was interested for purposes of the Act in approximately 6.18% of Compass Group Plc ordinary shares and American

Depository Receipts, each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Compass Group Plc;

(ii) at the close of business on February 23, 2006, Brandes was interested for purposes of the Act in 80,315,573 ordinary shares and in 53,099,299 American Depository Receipts, each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Compass Group Plc (the "Relevant Shares");

(iii) the registered holders of all of the Relevant Shares in which Brandes has an interest for purposes of the Act are approximately 270 custodian banks unaffiliated with Brandes;

(iv) none of the shares referred to in sub-paragraphs (i) or (ii) are shares in which Brandes is interested by virtue of section 208(5) of the Act.

Letter from Brandes Investment Partners

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	12:14 27-Feb-06
Number	9712Y

RNS Number:9712Y
Compass Group PLC
27 February 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 24 FEBRUARY 2006

11) Date listed company informed

24 FEBRUARY 2006

12) Total holding following this notification

119,720,760

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.55%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification .... 27 FEBRUARY 2006

LETTER TO: COMPASS GROUP PLC
24 FEBRUARY 2006

DISCLOSURE OF INTERESTS IN SHARES

Further to our letter of 08 February 2006 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 2,155,661,414 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 119,720,760 ordinary shares of Compass Group plc, amounting to 5.55%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

LETTER FROM: DEUTSCHE BANK AG LONDON

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Company	Compass Group PLC
TIDM	CPG
Headline	Adoption of IFRS
Released	07:00 01-Mar-06
Number	0992Z

RNS Number:0992Z
Compass Group PLC
01 March 2006

COMPASS GROUP PLC

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

PRELIMINARY RESTATEMENT OF 2005 FINANCIAL INFORMATION

Compass Group PLC ("Compass") has adopted International Financial Reporting Standards ("IFRS") with effect from 1 October 2005. IFRS is the required reporting basis for all EC listed companies for financial years commencing on or after 1 January 2005. In line with best practice and to facilitate comparison of future results with prior periods, Compass has today issued its results for the year to 30 September 2005 and the six months to 31 March 2005 prepared under IFRS. These results were announced previously under UK GAAP.

Under IFRS, the underlying operating profit for the year to 30 September 2005 (excluding goodwill amortisation, goodwill impairment and UK GAAP exceptional items) is £654 million compared to £711 million under UK GAAP. The reduction is primarily due to the share-based payments charge and proportionate consolidation of certain joint ventures partly offset by the reduced pension service charge.

Under IFRS, net assets at 30 September 2005 are £2,278 million compared to £2,284 million under UK GAAP. The inclusion of the full pension fund deficit and the liability in respect of put options held by certain minority shareholders are largely offset by the reversal of the goodwill amortisation charge for 2005 and reversal of the proposed dividend accrual.

The change to IFRS has a minimal impact on free cash flow generation.

Compass will report solely under IFRS for the six months to 31 March 2006 and present its first Annual Report under IFRS for the year ending 30 September 2006.

FULL YEAR	Reported	Restated
Year ending 30 September 2005	UK GAAP	IFRS
Revenue	£12,704m	£12,394m
Operating profit		
- After goodwill amortisation and exceptional items	£302m	£501m
- Before goodwill amortisation and exceptional items	£711m	£654m
Profit attributable to equity holders of the Company		
- After goodwill amortisation and exceptional items	£1m	£195m
- Before goodwill amortisation and exceptional items	£411m	£345m
Basic earnings per share		
- After goodwill amortisation and exceptional items	0.0p	9.0p
- Before goodwill amortisation and exceptional items	19.1p	16.0p

SUMMARY OF CHANGES
Income Statement

Year ending 30 September 2005

	Operating profit (before goodwill amortisation and exceptional items)	Attributable earnings (before goodwill amortisation and exceptional items)
	£m	£m
Under UK GAAP	711	411
Share-based payments charge	(46)	(46)
Joint venture accounting	(27)	-
Pension charge	15	1
Financial instruments	-	(10)
Income tax (other than tax on joint ventures)	-	(11)
Other	1	-

Under IFRS	654	345

IFRS requires the Group to record a charge for *share-based payments* equivalent to the fair value of the award as at the date of grant. Under UK GAAP, no charge arose on shares granted under the Group's share option plans or SAYE or equivalent overseas schemes.

The Group has interests in a number of companies where it shares control with partners. Under UK GAAP, the Group consolidated 100% of the turnover, results, assets and liabilities where the Group actually exercised dominant influence, with the partner's share being shown as minority interest. Under IFRS, the Group is required to follow the legal form of the agreements and will in certain instances consolidate only its share of turnover, results, assets and liabilities. This has no impact on attributable earnings due to elimination of the minority interest's share of profits.

The movement in the operating charge for pensions reflects the change in service charge for defined benefit pension schemes of £15 million. This is mostly offset by an increase in net finance costs in relation to pensions scheme assets and liabilities of £14 million.

The effect of IAS 39 Financial Instruments is disclosed for the first time and there is no material impact on either the Group's net assets or net debt at 30 September 2005. The IFRS income statement for the year to 30 September 2005 reflects an additional interest cost of £6 million relating to the unwinding of the discount on put option liabilities and £4 million for exchange losses on foreign currency borrowings that did not qualify as hedges under IAS 39 in the period.

Under IAS 12 certain temporary timing differences that previously were not recognised under UK GAAP will be recognised. In addition, IAS 12 does not allow discounting of deferred tax balances, previously adopted by the Group under UK GAAP.

Balance Sheet

As at 30 September 2005	Net assets £m
Net assets under UK GAAP	2,284
Share-based payments	16
Pension provision and related adjustments	(283)
Joint ventures	(45)

Financial instruments	(10)
Put options	(163)
Income tax	11
Minority interest	73
Goodwill amortisation and impairment	260
Proposed dividend	140
Other	(5)
Net assets under IFRS	2,278

The pension adjustments arise from the recognition of the full pension fund deficit on the balance sheet at the end of the year. The underlying actuarial assumptions remain unchanged.

The Group has entered into arrangements with minority shareholders giving them the right to require the Group to potentially acquire their interests at some point in the future. The present value of these 'put' options is recorded as a financial liability, and is reflected as a deduction from equity. It is expected that the majority of the remaining liability for put options will be eliminated during the year to 30 September 2006 on completion of the acquisition of the remaining interest in Levy Restaurants in the United States.

The movement on goodwill represents reversal of the UK GAAP amortisation charge, together with an increase in the impairment charge made under UK GAAP. Under IFRS, goodwill is subject to annual impairment reviews rather than amortised over its estimated life.

Dividends declared after the balance sheet date are no longer recognised as a liability in the financial statements, as there is no obligation at the balance sheet date.

HALF YEAR	Reported	Restated
Six months ending 31 March 2005	UK GAAP	IFRS
Revenue	£6,191m	£6,043m
Operating profit		
- After goodwill amortisation and exceptional items	£192m	£300m
- Before goodwill amortisation and exceptional items	£328m	£300m
Profit before tax		
- After goodwill amortisation and exceptional items	£41m	£155m
- Before goodwill amortisation and exceptional items	£177m	£155m

Basic earnings per share		
- After goodwill amortisation and exceptional items	1.9p	7.2p
- Before goodwill amortisation and exceptional items	8.2p	7.2p

SUMMARY OF CHANGES
Income Statement

Six months ending 31 March 2005	Operating profit (before goodwill amortisation and exceptional items)	Attributable earnings (before goodwill amortisation and exceptional items)
	£m	£m
Under UK GAAP	328	177
Share-based payments	(23)	(22)
Joint venture accounting	(12)	-
Pension charge	6	(3)
Financial instruments	-	5
Income tax (other than tax on joint ventures)	-	(3)
Other	1	1
Under IFRS	300	155

The IFRS income statement for the six months to 31 March 2005 includes an additional interest cost of £3 million relating to the unwinding of the discount on put option liabilities and £7 million for exchange gains on foreign currency borrowings that did not qualify as hedges under IAS 39 in the period.

Balance Sheet

As at 31 March 2005	Net assets
	£m
Net assets under UK GAAP	2,447
Share-based payments	16
Pension provision and related adjustments	(160)
Joint ventures	(44)
Financial instruments	(12)
Put options	(153)
Income tax	17
Minority interest	69
Goodwill amortisation	136
Proposed dividend	71

Other	(4)
Net assets under IFRS	2,383

SEGMENT REPORTING
PRIMARY SEGMENT ALLOCATION OF IFRS ADJUSTMENTS
Year ending 30 September 2005

	North America £m	United Kingdom £m	Continental Europe £m	Rest of the world £m	Unallocated corporate overheads £m	Total £m
REVENUE						
External revenue						
As reported UK GAAP	3,937	3,292	3,587	1,888		12,704
Joint venture accounting	-	(38)	(59)	(213)		(310)
IFRS basis	3,937	3,254	3,528	1,675		12,394
Operating profit(before goodwill amortisation and exceptional items)						
As reported UK GAAP	207	207	190	107	-	711
Central overheads	13	9	24	6	(52)	-
	220	216	214	113	(52)	711
IFRS adjustments						
Share-based payments	(11)	(14)	(9)	(6)	(6)	(46)
Joint venture accounting	-	(7)	(1)	(19)	-	(27)
Pension charge	8	4	3	-	-	15
Other adjustments	(1)	1	2	(1)	-	1
	(4)	(16)	(5)	(26)	(6)	(57)
IFRS basis	216	200	209	87	(58)	654

DETAILED IFRS RESTATEMENT AND PRESENTATION

A document setting out full details of the Group's income statement, statement of recognised income and expense, balance sheet and cash flow statement for the year ended 30 September 2005 and the six months ended 31 March 2005 on a restated IFRS basis can be found in the Investor Relations section of our corporate website www.compass-group.com. This document includes:

- Summary of significant differences between UK GAAP and IFRS
- Restated IFRS information

- Reconciliation of restated financial information from UK GAAP to IFRS
- Presentation of information prepared under UK GAAP in IFRS format.

The detailed document is accompanied by a short presentation explaining the main changes arising from the move to UK GAAP from IFRS.

NOTES

(a) Forward looking statements

This Preliminary Statement Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(b) A presentation for analysts and investors will take place at 11:30 am (GMT/London) on Wednesday 1 March 2006 at the King Edward Hall, Merrill Lynch, 2 King Edward Street, London, EC1A 1HQ.

The live presentation can also be accessed via a webcast starting at 11:30 am:

- To view the presentation slides and/or listen to a live audio webcast of the presentation, go to www.compass-group.com or www.cantos.com.

- Please note that remote listeners will not be able to ask questions during the Q&A session.

- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com.

Enquiries:

Compass Group PLC	+ 44 (0) 1932 573000
Investor/Analysts:	Andrew Martin

Media: Paul Kelly

Website
www.compass-group.com.

Compass Group is the world's largest foodservice company with annual revenues of over £12 billion. Compass Group has some 400,000 employees working in more than 90 countries around the world. For more information visit www.compass-group.com.

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	14:03 02-Mar-06
Number	2030Z

RNS Number:2030Z
Compass Group PLC
02 March 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 1 MARCH 2006

11) Date listed company informed

2 MARCH 2006

12) Total holding following this notification

85,272,098

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.96%

14) Any additional information

15) Name of contact and telephone number for queries

SEE LETTER BELOW

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM
TEL: 01932 573159

Date of Notification .... 2ND MARCH 2006 ....

LETTER TO: COMPASS GROUP PLC
DATED 01 MARCH 2006

Disclosure of interests in shares

Further to our letter of 24 February 2006 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 2,155,661,414 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 85,272,098 ordinary shares of Compass Group plc, amounting to 3.96%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact Andrew Anderson, Sabrina Samuel or David Lindsay in the Compliance Department of Deutsche Bank AG London.

DEUTSCHE BANK AG LONDON

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	US Legal Proceedings
Released	10:00 10-Mar-06
Number	6067Z

RNS Number:6067Z
Compass Group PLC
10 March 2006

10 March 2006

Compass Group PLC has identified that a US Complaint has been issued, but not served, by a competitor, Supreme Foodservice AG, making allegations in connection with UN contracting. The Group will resolutely defend this Complaint and it is not expected that this matter will have any material impact on the company's financial performance.

Enquiries
Compass Group PLC

Investors/Analysts:	Andy Martin	+44 (0)1932 573 000
Media:	Paul Kelly	+44 (0)1932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	16:10 10-Mar-06
Number	6420Z

RNS Number:6420Z
Compass Group PLC
10 March 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

UBS AG

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 8 MARCH 2006

11) Date listed company informed

10 MARCH 2006

12) Total holding following this notification

64,744,049

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.00%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM

TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification .... 10 MARCH 2006

LETTER TO: COMPASS GROUP PLC
DATED: 9TH MARCH 2006

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 8th March 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 64,744,049 Ordinary shares of Compass Group PLC, representing 3.00 per cent of the issued share capital of the Company (2,155,661,135).

None of the Relevant Shares are shares in which UBS is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	Breakdown of position held (%)	
UBS Global Asset Management (Life) Ltd	9,552,567 shares	0.44%
UBS AG London Branch	54,812,512 shares	2.54%
UBS Securities LLC	378,970 shares	0.02%

UBS AG - Total	64,744,049 shares	3.00%

LETTER FROM: UBS AG

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	11:22 13-Mar-06
Number	6853Z

RNS Number:6853Z
Compass Group PLC
13 March 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BRANDES INVESTMENT PARTNERS L.P.,

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH & AMERICAN DEPOSITORY RECEIPTS

10) Date of transaction

ON OR BEFORE 9 MARCH 2006

11) Date listed company informed

10 MARCH 2006

12) Total holding following this notification

98,761,435 ORDINARY SHARES OF 10 PENCE EACH & 55,234,553 AMERICAN DEPOSITORY RECEIPTS

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7.13%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification 13 MARCH 2006

Letter to Compass Group Plc
Dated: March 10, 2006

We hereby notify you in accordance with Part VI of the Companies Act 1985 (the "Act"), as amended by Section 134 of the Companies Act 1989, that:

(i) at the close of business on March 9, 2006, Brandes Investment Partners, L.P. ("Brandes") was interested for purposes of the Act in approximately 7.13% of Compass Group Plc ordinary shares and American Depository Receipts, each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Compass Group Plc;

(ii) at the close of business on March 9, 2006, Brandes was interested for purposes of the Act in 98,761,435 ordinary shares and in 55,234,553 American Depository Receipts, each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Compass Group Plc (the "Relevant Shares");

(iii) the registered holders of all of the Relevant Shares in which Brandes has an interest for purposes of the Act are approximately 270 custodian banks unaffiliated with Brandes;

(iv) none of the shares referred to in sub-paragraphs (i) or (ii) are shares in which Brandes is interested by virtue of section 208(5) of the Act.

From: Jacqueline M. Pedicini

Registration Coordinator
Brandes Investment Partners

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	10:28 16-Mar-06
Number	8990Z

RNS Number:8990Z
Compass Group PLC
16 March 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

UBS AG

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 14 MARCH 2006

11) Date listed company informed

16 MARCH 2006

12) Total holding following this notification

NOT DISCLOSED

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

LESS THAN 3.00%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification 16 MARCH 2006

Letter to Compass Group Plc
Dated 15 March 2006

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business of 14th March 2006, UBS AG, acting through its business group and legal entities no longer had a notifiable interest in Ordinary shares of Compass Group PLC.

If you require any further information concerning this notification, please contact Nimisha Sachdev in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7568 9289.

From: UBS AG

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	16:03 23-Mar-06
Number	2997A

RNS Number:2997A
Compass Group PLC
23 March 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

UBS AG

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 21 MARCH 2006

11) Date listed company informed

23 MARCH 2006

12) Total holding following this notification

64,690,123

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.00%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification .... 23 MARCH 2006

Letter to: Compass Group Plc
Dated: 22nd March 2006

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 21st March 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 64,690,123 Ordinary shares of Compass Group PLC, representing 3.00 per cent of the issued share capital of the Company (2,155,661,135).

None of the Relevant Shares are shares in which UBS is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	Breakdown of position held (%)	
UBS Global Asset Management (Life) Ltd	9,552,567 shares	0.44%
UBS AG London Branch	54,633,692 shares	2.53%
UBS Securities LLC	503,864 shares	0.02%
UBS AG - Total	64,690,123	3.00%

shares

Letter from: UBS AG

This information is provided by RNS
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Company	Compass Group PLC
TIDM	CPG
Headline	Directorate Change
Released	07:00 24-Mar-06
Number	3176A

RNS Number:3176A
Compass Group PLC
24 March 2006

Compass Group PLC Appoints New Chief Executive

Compass Group plc today announces that Richard Cousins is to succeed Michael Bailey as Executive Director of the company and its new Chief Executive. He will join the Board on 2nd May and become Chief Executive Officer on 1st June 2006.

Mr. Cousins has been, until recently, the Chief Executive Officer of BPB plc prior to its takeover by St. Gobain. Previously, he was president of Westroc, BPB's Canadian operation and has worked with the group since 1990 in a number of different roles.

Sir Roy Gardner, Senior Independent Non-Executive Director and Chairman designate of Compass said "The Board is very pleased to have appointed Richard, who will bring to the organisation a valuable combination of senior operational management of a global enterprise, business transformation skills and a proven record of creating shareholder value."

Mr Cousins said "I am delighted to be appointed Chief Executive of such a strong business and look forward to working with the Board and the management team to improve the performance of the business, further clarify the strategy and deliver value to shareholders".

Sir Roy also paid tribute to Michael Bailey and thanked him for his efforts over the last 13 years. "Michael has been generous with his time and effort, particularly when the business was passing through difficult and unchartered waters during the last 18 months. On behalf of the Board, I would like to thank him for his dedication during this challenging period".

Enquiries:

Compass Group PLC

Investors/Analysts:	Andy Martin	+44 (0)1932 573 000
Media:	Paul Kelly	+44 (0)1932 573 000

Notes to Editors

Richard is 46 years old, is married with two children and lives in the UK. He was educated at the University of Sheffield where he graduated with a BSc in Mathematics. He read his Masters degree at Lancaster University in Operational Research prior to beginning his working career in operational research with Cadbury Schweppes plc. From here he moved to BTR plc where he spent the next 6 years working in supply chain management and corporate planning.

In 1990 he joined the BPB Group where he worked in Corporate Planning and

Business Development becoming Group Financial Controller in 1992. In 1995 he broadened his experience by becoming General Manager and subsequently Managing Director of some of the Group's packaging activities. In 1998 he moved to Canada and ultimately became Chief Executive of BPB plc in 2000.

From 2000 to 2005 Richard developed the group's strategy particularly in the US where two major acquisitions gave the company a strong number 3 position in the plasterboard market. Acquisitions were also made in western and eastern Europe, Egypt, Mexico and India.

In parallel, Richard focused on a number of restructuring programmes in Europe and North America leading to cost reductions of some £100m.

Richard left the business after it was sold to St. Gobain in December 2005.

Richard's salary at Compass will be £750,000 p.a.

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Trading Statement
Released	07:00 28-Mar-06
Number	4842A

RNS Number:4842A
Compass Group PLC
28 March 2006

28 March 2006

Compass Group PLC: Trading Update

This statement updates investors on the Group's progress in the current year, ahead of the announcement of its interim results to 31 March 2006 on 16 May 2006.

Trading

Further to the Chairman's statement at the AGM in February 2006, we anticipate the Group will trade in line with expectations for the six months to 31 March 2006. The Group continues to see good levels of new business and contract retention. The focus remains on improving operating and capital efficiency and driving free cash flow. In achieving the targeted £50m of overhead savings, the majority of the restructuring costs will be incurred in the first half of 2006, with the benefits more weighted towards the second half.

Trading in North America remains strong across all sectors, and has been driven by new business wins and high contract retention levels.

In the UK, trading is developing in line with our expectations across the main business sectors. As previously outlined, the State Education sector is still the most challenging as we continue to work with our clients to manage the transition to healthier eating. Our priority remains the improvement of the overall performance of the UK contract business, particularly through renegotiating or exiting poorer performing contracts.

In Continental Europe, the macro-economic environment remains challenging with turnover growth currently at similar levels to 2005. Against this backdrop, our emphasis remains on cost-management, including capital expenditure and contract retention.

In the Rest of the World, our ongoing businesses, particularly in Australasia and South America, continue to trade strongly driven by new business wins and improved throughput. As previously indicated, the scaling-back of our Middle East military business is on track to be completed by mid-2006.

Sale of Travel Concessions Business

The Group announced on 28 September 2005 its decision to sell its Travel Concessions business, Select Service Partner (SSP). We continue to see good underlying growth in the business, particularly in Europe. The sale process continues to proceed well. It is now in its final stages and remains on schedule

for completion by mid-2006.

ENDS

Enquiries:

Compass Group PLC	+44 (0) 1932 573000
Investors/Analysts	Andrew Martin
Media	Paul Kelly

Website:
www.compass-group.com

Notes:

Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace at school and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations. Compass Group has annual revenues of over £12 billion and employs 410,000 people in over 90 countries.

The financial statements for the six months ending 31 March 2006 will be reported in accordance with International Financial Reporting Standards ('IFRS') issued by the International Accounting Standards Board ('IASB'). Comparative information for the year ended 30 September 2005 has been reissued on an IFRS basis, with appropriate reconciliations to the previously reported UK GAAP position and results. Details can be found on the Group website using the following link:
http://www.compass-group.com/MediaCentre/NewsReleases/01032006_IFRS.htm

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Further US Complaint Issued
Released	07:00 30-Mar-06
Number	6389A

RNS Number:6389A
Compass Group PLC
30 March 2006

29 March 2006

Compass Group PLC has been informed that a further US Complaint has been issued, but not served, by a competitor, ES-KO International, Inc., making allegations in connection with UN contracting. A preliminary review indicates that the damages claimed bear no relation to the value of the UN contracts awarded to ESS and the Complaint will be resolutely defended.

Enquiries:

Compass Group PLC

Investors/Analysts:	Andy Martin	+44 (0) 1932 573 000
Media:	Paul Kelly	+44 (0) 1932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Declaration
Released	11:58 31-Mar-06
Number	7625A

RNS Number:7625A
Compass Group PLC
31 March 2006

New Director Declaration

Following the announcement on 24 March 2006 of the appointment of Richard Cousins as an Executive Director, Compass Group confirms that, other than his former directorship of The Peninsular and Oriental Steam Navigation Company, there are no details to report under LR 9.6.13R (1) to (6) of the UK Listing Authority Listing Rules in respect of Richard Cousins.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	12:17 03-Apr-06
Number	8601A

RNS Number:8601A
Compass Group PLC
03 April 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 3 APRIL 2006

1. Name of applicant: COMPASS GROUP PLC

2. Name of scheme EXECUTIVE SHARE OPTION PLAN

3. Period of return: From 01.10.05 To 31.03.06

4. Balance under scheme from previous return: 4,000,000

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

6. Number of securities issued/allotted under scheme during period: 0

7. Balance under scheme not yet issued / allotted at end of period 4,000,000

8. Number and class of securities originally listed and the date of admission

4,000,000 ORDINARY SHARES OF 10 PENCE EACH LISTED IN OCTOBER 2004

9. Total number of securities in issue at the end of the period 2,155,689,203

Name of contact ANDREW VINCENT DERHAM

Address of contact COMPASS HOUSE, GUILDFORD STREET
CHERTSEY, SURREY KT16 9BQ

Telephone number of contact 01932 573159

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Name of applicant COMPASS GROUP PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	12:04 03-Apr-06
Number	8603A

RNS Number:8603A
Compass Group PLC
03 April 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 3 APRIL 2006

1. Name of applicant: COMPASS GROUP PLC

2. Name of scheme SAVINGS-RELATED SHARE OPTION SCHEME

3. Period of return: From 01.10.05 To 31.03.06

4. Balance under scheme from previous return: 1,273,905

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

6. Number of securities issued/allotted under scheme during period: 2,816

7. Balance under scheme not yet issued / allotted at end of period 1,271,089

8. Number and class of securities originally listed and the date of admission

   2,000,000 ORDINARY SHARES OF 10 PENCE EACH
   LISTED IN APRIL 2003

9. Total number of securities in issue at the end of the period 2,155,689,203

Name of contact ANDREW VINCENT DERHAM

Address of contact COMPASS HOUSE, GUILDFORD STREET
CHERTSEY, SURREY KT16 9BQ

Telephone number of contact 01932 573159

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Name of applicant COMPASS GROUP PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	12:14 03-Apr-06
Number	8596A

RNS Number:8596A
Compass Group PLC
03 April 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 3 April 2006

1. Name of applicant: Compass Group PLC

2. Name of scheme Executive Share Option Plan

3. Period of return: From 01.10.05 To 31.03.06

4. Balance under scheme from previous return: 85,131

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

6. Number of securities issued/allotted under scheme during period: 0

7. Balance under scheme not yet issued / allotted at end of period: 85,131

8. Number and class of securities originally listed and the date of admission

8,000,000 Ordinary shares of 10 pence
listed each in April 2003

9. Total number of securities in issue at the end of the period: 2,155,689,203

Name of contact Andrew Vincent Derham

Address of contact   Compass House, Guildford Street,
Chertsey, Surrey KT16 9BQ

Telephone number of contact   01932 573159

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

Name of applicant   Compass Group PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	12:30 03-Apr-06
Number	8602A

RNS Number:8602A
Compass Group PLC
03 April 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 3 April 2006

1. Name of applicant: Compass Group PLC

2. Name of scheme: Management Share Option Plan

3. Period of return: From 01.10.05 To 31.03.06

4. Balance under scheme from previous return: 1,760,100

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

6. Number of securities issued/allotted under scheme during period: 25,252

7. Balance under scheme not yet issued / allotted at end of period: 1,734,848

8. Number and class of securities originally listed and the date of admission

2,000,000 Ordinary shares of 10 pence each listed in October 2004

9. Total number of securities in issue at the end of the period 2,155,689,203

Name of contact: Andrew Vincent Derham

Address of contact: Compass House, Guildford Street,
Chertsey, Surrey KT16 9BQ

Telephone number of contact: 01932 573159

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

Name of applicant Compass Group PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Disposal
Released	07:00 10-Apr-06
Number	2556B

RNS Number:2556B
Compass Group PLC
09 April 2006

9 April 2006

Compass Group plc announces sale of travel concession catering operations

Following the decision to focus on its core contract catering business, Compass Group PLC ("Compass") is today pleased to announce that it has agreed to sell its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together, "SSP"). The transaction has been structured as a combined sale of the UK motorway services business ("Moto") to a consortium led by Macquarie Bank and the remainder of the SSP business to companies controlled by EQT for an aggregate consideration of £1,822 million on a debt and cash free basis, subject to certain closing adjustments (the "Disposal").

- The sale price for SSP represents an exit price multiple of 16.0 times SSP's 2005 operating profit before goodwill amortisation (EBITA) and 10.9 times SSP's 2005 EBITDA.
- Compass intends to return £500 million of the proceeds to its shareholders by way of a share buy-back programme over the next 12-18 months.
- £275 million will be contributed to Compass's UK pension plans.
- As previously announced in January 2006, $250 million (£143 million) will be used to buy out the remaining 51% of the Levy Restaurants business in the US.
- The balance of proceeds will be used to reduce net debt.
- The Disposal is conditional upon, amongst other things, obtaining clearances from European Union and United States anti-trust authorities and obtaining the approval of Compass shareholders at an extraordinary general meeting ("EGM").
- Completion of the Disposal is expected around June 2006.

In addition to the sale of SSP, Compass has also completed the sale of 90% of its European Inflight catering business ("Inflight"), a further part of its travel concession catering business.

Michael J. Bailey, Chief Executive of Compass, commented:

"We announced our intention to sell SSP in September 2005, and following a successful auction process, we are delighted to announce the sale of SSP for a total of £1,822 million. Together with the Inflight business, this takes the total proceeds to £1,879 million. This is a great outcome for Compass and we wish the new owners and all the staff well for the future".

Andrew Martin, Finance Director of Compass, commented:

"With regard to the proceeds from the sale, we have sought to balance a return of capital to our shareholders, a reduction in our pension deficit, investment in the business and repayment of debt to maintain the strength of our balance sheet".

"Completion of the sale enables us to focus on the core contract catering and support services business, and to exploit the significant organic growth opportunity from a strong financial base".

This summary should be read in conjunction with the full text of the following announcement.

Enquiries

Compass Group PLC		
Investors/analysts:	Andrew Martin/Jason Leek	01932 573 000
Media:	Paul Kelly	07876 444450
Citigroup		020 7986 4000
David Wormsley		
Simon Lindsay		

Website: www.compass-group.com

Citigroup Global Markets Limited is acting for Compass and no one else in connection with the matters described in this announcement, and will not be responsible to anyone other than the Compass for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the matters described in this announcement.

Compass Group plc announces sale of travel concession catering operations

1. Introduction

Compass Group PLC ("Compass") is today pleased to announce that it has agreed to sell its specialist travel concession catering business, Select Service Partner, including Creative Host Services in the US (together, "SSP"). The transaction has been structured as a combined sale of the UK motorways business ("Moto") to a consortium led by Macquarie Bank and the remainder of the SSP business to companies controlled by EQT for an aggregate consideration of £1,822 million on a debt and cash free basis, subject to certain closing adjustments (the "Disposal").

The Disposal is conditional upon, amongst other things, obtaining clearances from European Union and United States anti-trust authorities and on obtaining the approval of Compass shareholders at an extraordinary general meeting ("EGM").

2. Background to and reasons for the Disposal

Compass is executing a strategy announced in September 2005 to focus on its core contract catering business and to continue to build on the growth in support services. The Board believes that in the longer term this focus will improve the Group's financial performance and drive greater value for shareholders.

3. Information on SSP

SSP represents one of the market leaders in travel concession catering. It has

market leading positions in many of the 26 countries in which it operates and provides catering for roadside, railway and airport concessions, principally in the UK, Continental Europe and the US. SSP operates catering and retail concessions at over 600 sites and manages over 2,000 catering and retail units worldwide. After the Disposal, Compass will retain a small part of the travel concession catering business, mainly in Japan and Portugal where the operations are very closely integrated with the rest of the Compass business.

In the year ended 30 September 2005, SSP's recorded operating profit before goodwill amortisation of £114 million on turnover of £1,804 million. Gross and net assets of SSP at 30 September 2005 were £1,663 million and £1,388 million respectively.

The sale price for SSP represents an exit multiple of 16.0 times SSP's 2005 operating profit before goodwill amortisation (EBITA) and 10.9 times SSP's 2005 EBITDA.

4. Information on Inflight

In addition to the sale of SSP, Compass has also completed the sale of 90% of its European Inflight catering business ("Inflight"), a further part of its travel concession catering business.

The sale of Inflight, which operates in 9 European countries providing ready made meals, snacks and beverages to several airlines, generated sale proceeds of £57 million.

In the year ended 30 September 2005, the recorded operating profit before goodwill amortisation of Inflight was £8 million on turnover of £139 million.

5. Use of Proceeds

The total proceeds from the sale of SSP and Inflight is £1,879 million. Tax and other transaction costs are anticipated to be £180 million, resulting in net proceeds of approximately £1,700 million.

The net proceeds will be used as follows:-

- £500 million will be returned to shareholders by way of a share buy-back programme over the next 12-18 months.
- £275 million will be contributed to Compass's UK pension plans (Compass Pension Scheme and the Compass Group Final Salary Pension Plan). The amounts to be contributed have been agreed with the Trustees of Compass's UK pension plans and the UK Pensions Regulator.
- As previously announced in January 2006, $250 million (£143 million) will be used to buy-out the remaining 51% of the Levy Restaurants business in the USA.
- The remainder of the proceeds will be used to repay net debt.

6. SSP Transaction Process and Timetable

The transaction requires approval from Compass's shareholders. A circular containing further details of the transaction will be sent to Compass's shareholders shortly.

Completion of the transaction is subject to a number of conditions, including obtaining consents from the European Union and United States anti trust authorities.

Completion is expected to take place during June 2006.

7. Other Matters

The senior management team of SSP, including Andrew Lynch (CEO), Jonathan Davies (CFO) and Tim Moss (CEO Moto), will transfer with the respective businesses.

Compass will benefit from the long-term exclusive use of the key SSP brands in its core contract catering markets and economies of scale in purchasing through a purchasing services agreement with SSP. The Group will also provide certain services to each of the SSP and Moto purchasers on an ongoing basis under transitional services agreements for around 18-24 months.

The Disposal Agreement contains warranties and indemnities which are usual for a transaction of this nature.

Enquiries

Compass Group PLC		
Investors/analysts:	Andrew Martin/Jason Leek	01932 573 000
Media:	Paul Kelly	07876 444450
Citigroup		020 7986 4000
David Wormsley		
Simon Lindsay		

Website: www.compass-group.com

Citigroup Global Markets Limited is acting for Compass and no one else in connection with the matters described in this announcement, and will not be responsible to anyone other than the Compass for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the matters described in this announcement.

Notes to Editors:

Compass Group PLC is the world's leading foodservice company providing food, vending and related services to clients and customers in the workplace, at schools and colleges, hospitals, on the move, at leisure and in defence, offshore and remote locations. Compass Group has annual revenues of over £12 billion and employs 410,000 people in over 90 countries.

EQT is a group of private equity funds that manages approximately €6 billion in equity in 8 funds. EQT Partners, acting as investment advisor to all EQT funds, has offices in Stockholm, Copenhagen, Helsinki, Frankfurt, and Munich. EQT focuses on acquiring and developing high quality European companies that have growth potential. EQT is an active owner of its investments and works in close cooperation with the management of the companies it acquires, to develop and implement value-enhancing strategies. In total, EQT has invested in 41 companies, that generate approximately €18 billion of sales.

Contacts:
Jan Stahlberg, Senior Partner, +46 70-514 21 96
Jan.Stahlberg@eqt.se

Johan Hahnel, Director Communications & PR, +46 8 506 55 322
johan.hahnel@eqt.se

The Macquarie Bank Group is a diversified, international provider of specialist investment banking and financial services, with more than 7,600 people in 24 countries. Members of the Macquarie Bank Group manage over €19bn of equity in infrastructure and essential-service assets around the world, via a range of listed and unlisted funds. Investments managed by Macquarie include assets in the transportation, water, telecommunications, media and energy sectors in

countries including the UK, Germany, Portugal, Italy, Sweden, Belgium, Netherlands, Canada, USA, Australia, New Zealand, Korea, Japan, and South Africa. Macquarie has built a strong track record in adding value to the businesses it owns and operates and brings the benefits of global resources, relationships and expertise to its investments and the communities they serve.

Contact:
Alison Jefferis
Public Relations, Macquarie Bank Group
+44 20 7065 2335
+44(0)79 1938 2958

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Circ re.Disposal & EGM Notice
Released	12:47 21-Apr-06
Number	8082B

RNS Number:8082B
Compass Group PLC
21 April 2006

Compass Group PLC - Disposal of Select Service Partner and Notice of Extraordinary General Meeting

The Board of Compass Group PLC (the "Company") announces that it is today posting a circular to its shareholders (the "Circular") setting out details of the proposed disposal of its travel concessions business, Select Service Partner, including Creative Host Services in the US (together "SSP"). This follows the Board's announcement on 9 April 2006 of its agreement to sell SSP.

The circular contains a notice convening an Extraordinary General Meeting of shareholders at 10.00am on Tuesday, 9 May 2006 at which approval for the proposed disposal will be sought.

The Circular will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS, telephone 020 7066 1000. In addition, the Circular will shortly be available from the Company's website (www.compass-group.com) or can be inspected at the offices of Freshfields Bruckhaus Deringer (65 Fleet Street, London EC4Y 1HS) or the Company's registered office (Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ).

Andrew V Derham
Deputy Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Appointment of New CEO
Released	10:00 26-Apr-06
Number	9996B

RNS Number:9996B
Compass Group PLC
26 April 2006

Compass Group PLC: Appointment of New CEO for UK & Ireland Division

26 April 2006

Compass Group PLC is pleased to announce today the appointment of Ian El-Mokadem as CEO of its UK & Ireland Division. He was previously Managing Director of Onetel, the former telecommunications subsidiary of Centrica plc and major competitor to BT and prior to that Director of Marketing and Strategy for British Gas Trading. He will join Compass on 8th May 2006 and Trevor Briggs will return to his original role as Executive Director Specialist Markets after a brief handover period.

Commenting on the appointment, Sir Roy Gardner, incoming Chairman and Senior Independent Director, said:

"This is a key appointment for the Group and I am delighted that Ian has agreed to join us as CEO of our UK & Ireland Division. Ian is one of the most able young businessmen I know and has a wealth of experience in business strategy and in consumer and retail markets. His talents will be invaluable in leading the continuing turnaround and cultural change in the division that Trevor has initiated.

I am grateful to Trevor for the terrific job he has done as interim CEO and thank him for all his hard work. I look forward to working with Ian to restore the division to sustainable and profitable growth."

Ian El-Mokadem said today:

"I am delighted to be joining the market leader in the UK and am really looking forward to working with a first class team."

Enquiries:

Compass Group PLC

Shareholders /Analysts	Andrew Martin	01932 573000
Media	Paul Kelly	01932 573000

Notes to Editors:

Ian is 38 years old, is married with two children and lives in London. He has a BSc in Economics and Statistics from London University and an MBA from INSEAD in France. He joined Centrica in 1997 as Head of Gas Competition and went on to be Head of Market Operations at British Gas and subsequently Director of Marketing and Strategy at British Gas Trading.

In 2000 he became Managing Director of Centrica's telecommunications division,

leading the acquisition of Onetel plc in 2001 and the sale of Onetel to Carphone Warehouse in December 2005.

Prior to joining Centrica he was a Senior Manager in Andersen Consulting's (now Accenture's) Strategy Practice, specialising in the utilities sector.

END

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Doc re. Result of EGM
Released	13:15 09-May-06
Number	6760C

RNS Number:6760C
Compass Group PLC
09 May 2006

LETTER TO: RNS

Compass Group PLC - Extraordinary General Meeting held on 9 May 2006

Copy of the Resolution passed at the Extraordinary General Meeting held on 9 May 2006 has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7676 1000

From: Andrew V Derham (Deputy Company Secretary)

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Interim Results
Released	07:00 16-May-06
Number	0258D

RNS Number:0258D
Compass Group PLC
16 May 2006

INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2006

Stable performance; building a solid platform for future growth

- Group revenue £5.7 billion, up 8% on a like for like basis.(1)
- Underlying operating profit £259 million, up 0.4%.(3)
- Good progress stabilising the UK business.
- Interim dividend 3.4 pence per share, up 3.0%.
- Agreed sale of SSP for £1,822 million and Inflight for £57 million.
- £500 million share buy back over 12-18 months.
- UK Pension deficit to be reduced by £275 million cash injection.
- Remaining 51% of US based Levy Restaurants acquired for £143 million.
- Strong new senior management team now in place.

Financial summary For the six months ended 31 March	2006	2005(2)	Reporte Change
Continuing Operations			
Revenue			
- reported	£5,695m	£5,142m	10.8%
- underlying(3)	£5,664m	£5,039m	12.4%
Operating profit (4)			
- reported	£260m	£274m	-5.1%
- underlying (3)	£259m	£258m	0.4%
Operating margin(5)			
- reported	4.5%	5.3%	-80bps
- underlying(3)	4.5%	5.1%	-60bps
Profit before tax	£184m	£203m	-9.4%
Free cash flow	£80m	£97m	-17.5%
Basic earnings per share	5.6p	6.3p	-11.1%
Total Group			
Basic earnings per share	6.5p	7.2p	-9.7%
Dividend per ordinary share	3.4p	3.3p	3.0%

(1) Like for like growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of

prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rate and compares the results against 2005

(2) Prior period figures have been restated from UK GAAP to IFRS
(3) Underlying performance excludes Middle East military
(4) *Includes share of profit of associates*
(5) Excludes share of profit of associates

Andrew Martin, Group Finance Director, said:

"In the UK, I'm satisfied that we are making progress in implementing the actions necessary to create a solid platform for future growth. Trading in North America and the Rest of the World continues to be encouraging. In Continental Europe, as expected, trading conditions remain challenging.

We remain on track to deliver on our full year expectations."

Michael J Bailey, Group Chief Executive, commented:

"This continues to be a case of 'steady as she goes'. Our performance during the first half of 2006 in maintaining high levels of contract retention and making significant new business gains reflects the commitment and dedication of all our teams."

Enquiries:

Compass Group PLC	+44 (0)1932 573000
Investors/Analysts	Andrew Martin
Media	Paul Kelly

Website
www.compass-group.com

For presentation and teleconference details refer to the notes on pages 10 and 11

GROUP TRADING REVIEW

Compass Group today announces its unaudited interim results for the six month period ended 31 March 2006. These results are the first prepared and presented in accordance with International Financial Reporting Standards ("IFRS") and comparative figures for 2005 have been restated accordingly, as previously reported on 1 March 2006.

Financial summary For the six months ended 31 March	2006	2005(1)	Reporte Change
Continuing Operations			
Revenue			
- reported	£5,695m	£5,142m	10.8%
- underlying(2)	£5,664m	£5,039m	12.4%
Operating profit (3)			
- reported	£260m	£274m	-5.1%
- underlying (2)	£259m	£258m	0.4%
Operating margin(4)			
- reported	4.5%	5.3%	-80bps
- underlying(2)	4.5%	5.1%	-60bps

Profit before tax	£184m	£203m	-9.4%
Free cash flow	£80m	£97m	-17.5%
Basic earnings per share	5.6p	6.3p	-11.1%
Total Group			
Basic earnings per share	6.5p	7.2p	-9.7%
Dividend per ordinary share	3.4p	3.3p	3.0%

(1) Prior period figures have been restated from UK GAAP to IFRS
(2) Underlying performance excludes Middle East military
(3) Includes share of profit of associates
(4) Excludes share of profit of associates

Discontinued Operations

On 9 April 2006, Compass announced that it had entered into an agreement to sell its travel concession catering business, Select Service Partner, including Creative Host Services in the United States (together, '"SSP"), for a consideration of £1,822 million. Subject to obtaining various approvals, the sale is expected to complete in June 2006. SSP's revenue and operating profits in 2005 were £1,804 million and £112 million respectively on an IFRS basis. During the period, the Group also completed the sale of its Inflight catering business for £57 million. Inflights' revenue and operating profits in 2005 were £137 million and £8 million respectively. The results of the SSP and Inflight businesses are treated as discontinued operations and are therefore excluded from the results of continuing operations in 2006. The 2005 results have been restated on a consistent basis.

Middle East Military

The Group's withdrawal from its Middle East military operations is well advanced and is expected to be completed by the year end. The results of the continuing operations of the Group excluding Middle East military activities are presented in this announcement as 'underlying' performance.

Revenue

Overall, the Group delivered revenue growth of 11% on a reported basis, 7% on a constant currency basis and 8% on a like for like basis. Underlying revenue, excluding Middle East military, grew by 9% on a like for like basis.

The main factors that affected the period on period change in revenue are summarised below:

Continuing Operations	%
Like for like growth (underlying)	9
Contribution from acquisitions	-
Movements in translation rates	3
Underlying revenue	12
Middle East military	(1)
Total revenue	11

The table below sets out like for like growth by sector for each geographic segment and also shows the underlying position excluding the Middle East military which the Group expects to exit by year end. Like for like growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against 2005.

Like for like growth by sector
For the six months ended 31 March 2006

Continuing Operations	NA %	UK %	CE %	ROW %	Under-lying %	ME military %	Total Group %
Contract:							
Business & Industry	14	5	2	10	7	-	7
Def.,Offshore & Remote	56	(2)	12	48	35	(72)	9
Education	11	(2)	8	15	8	-	8
Healthcare	13	1	1	11	8	-	8
Sports & Leisure	26	5	15	9	17	-	17
Total Contract	15	3	3	20	11	(72)	9
Vending	(1)	7	2	-	0	-	0
Travel Concessions(1)	-	1	5	(4)	0	-	0
Total	13	3	3	19	9	(72)	8

(1) Residual travel concessions principally comprises: motorways in Italy, Japan and Portugal and in the UK, The Strand Palace Hotel

Like for like turnover growth of 8% overall was achieved as a result of new contract gains of 13% offset by contract losses of 6% and marginally positive throughput.

Throughput is the movement in revenue from the existing estate and is influenced by head count changes, rates of participation, average spend per transaction and our ability to pass on cost increases through pricing.

The table below summarises the performance of the Group's continuing operations by geographic segment and for the Group on an underlying basis.

Segmental performance Six months ended 31 March 2006	2006	2005	Reported change %	Constant currency change %	Like for like change %
Continuing Operations					
Revenue (£m)					
North America	2,283	1,881	21	12	13
United Kingdom	1,006	984	2	2	3
Continental Europe	1,518	1,490	2	3	3
Rest of the world	857	684	25	20	19
Underlying revenue	5,664	5,039	12	9	9
Middle East military	31	103	(70)	(72)	(72)

Total	5,695	5,142	11	7	8
Operating profit(1)(£m)					
North America	125	108	16		
United Kingdom	56	61	(8)		
Continental Europe	92	100	(8)		
Rest of the world	25	22	14		
Unallocated overheads	(41)	(33)	-		
Associates	2	-	-		
Underlying	259	258	-		
Middle East military	1	16	-		
Total	260	274	(5)		
Operating margin(2)(%)					
North America	5.5	5.7			
United Kingdom	5.6	6.2			
Continental Europe	6.1	6.7			
Rest of the world	2.9	3.2			
Middle East military	3.2	15.5			
Total	4.5	5.3			

(1) Operating profit includes share of profit of associates UK £1m (2005:£nil) & North America £1m (2005: £nil)
(2) Operating margin is based on revenue and operating profit excluding share of profit of associates

North America - 40.1% Group revenue (2005: 36.6%)

Revenue in North America grew strongly in the first half, up 13% on a like for like basis to £2,283 million (2005: £1,881 million). The well-established sales and operating teams continue to successfully exploit a significant market opportunity provided by the positive trend towards outsourcing. As a consequence, we continue to direct more capital towards this business at a rate of 3.2% of sales in the first half of 2006 versus the Group average of 2.4%. Revenue growth has been strong across all sectors and particularly in Business and Industry, Healthcare, Education and Sports and Leisure sectors. Levy Restaurants, which operates our Sports and Leisure business, has a leading position in most major sports. For example in basketball, Levy operates 12 out of the 16 NBA play-off team accounts. Levy has grown consistently since our acquisition of a 49% interest in 2000. In April 2006, we completed the acquisition of the remaining 51% of Levy for $250 million (£143 million) taking our total investment to $337 million.

The continuing strong sales performance and high client retention rates in the period demonstrate the effectiveness of our successful client retention teams.

Total operating profit on continuing activities increased to £125 million (2005: £108 million), the first half operating profit benefiting from a strengthening in the average dollar exchange rate, versus last year. The contract catering business generally performed well across all sectors but did suffer an adverse impact from Hurricane Katrina, which reduced profits by £2 million in the first half. Rising fuel costs also impacted the business as a whole, and vending in particular, which is heavily reliant on a large fleet of trucks and vans to service the nationwide estate. The estimated impact of rising fuel costs was

circa £2 million. The disposal of 75% of Au Bon Pain in the second half of 2005 also resulted in a £2 million negative impact on operating profit in the period.

In the second half, we expect to see continuing good revenue growth but at slightly lower levels than those seen in the first half and we expect operating margins to be closer to the level achieved in the same period last year.

UK - 17.7% Group revenue (2005: 19.1%)

In the UK and Ireland, revenue increased by 3% on a like for like basis to £1,006 million (2005: £984 million). We are encouraged by the level of new business wins achieved in the period at 10%. We are continuing to make good progress in addressing lower margin contracts. By the end of the first half, we had exited approximately 50% of lower margin contracts and are putting in place plans to either exit or improve the margin on the remainder. This initiative contributed towards the higher than normal level of lost business, in-line with our expectations. Our objective remains to deliver a contract base with a more sustainable profit level going forward.

The UK has also focused on restructuring. Overhead reductions have been concentrated on "back of house" functions. The spend on restructuring outweighed the benefits in the first half by £3 million, but we expect this to reverse by the year end. In Purchasing, we are working to improve the leverage of our main deals with suppliers through narrowing the product range and ensuring our unit managers buy only from approved suppliers.

In Healthcare, we are working with several of our large clients to introduce an innovative concept new to contract catering called 'Steamplicity'. This concept enables us to prepare high quality fresh ingredients offsite in large volumes, packaged with a simple valve mechanism. This approach allows meals to be menu selected and served to patients within minutes of being cooked, with minimal loss of nutritional content or quality. Other advantages include no need for a traditional kitchen or kitchen staff on site, greater choice, high levels of consumer satisfaction and reduced wastage. We have exclusive rights to this technology in our market and expect to have introduced this to 20% of our Healthcare clients by the year end.

In Education, which continues to provide the greatest challenge, we are actively working with schools, teachers and parents to develop new healthier eating concepts such as fresh fruit bars, salad bars, pasta dishes, fresh dish of the day and yoghurt bars. This work is progressing well, in advance of the introduction of the Government's new nutritional standards from September 2006.

Operating profit for the first half was £56 million (2005: £61 million) reflecting the net cost of restructuring of £3 million in the first half. The current trends continue to point towards a similar level of overall profitability for the full year as in 2005.

Continental Europe - 26.6% Group revenue (2005: 29.0%)

Revenue in Continental Europe grew by 3% overall on a like for like basis to £1,518 million (2005: £1,490 million). Overall, performance has improved slightly over that seen in the past few years. In part, this reflects the increased focus on client retention through investment in client retention teams - similar to the approach adopted successfully in North America. Defence, Offshore and Remote performed well on the back of continued strong oil and gas sector demand and Education and Sports and Leisure also grew well. We have seen a good start to the year in Spain, Eastern Europe, Switzerland, Scandinavia and Germany. Most of the European businesses are now on a more stable footing but two areas where we still have to see improvement are Italy and Selecta (our European vending business). These are two sizeable businesses. In both we have recently introduced new management teams and are working towards improving performance.

Operating profit in the first half amounted to £92 million (2005: £100 million). Continental Europe also saw a significant level of restructuring activity in the period including in particular France, Switzerland and the Netherlands where new country managing directors are completing the restructuring of their businesses. The net cost of restructuring in the first half was £4 million and should be compensated by a similar level of net benefit in the second half.

As we look forward to the second half, we expect the profile of profit delivery to be broadly similar to that of 2005.

Rest of the World - 15.6% Group revenue (2005: 15.3%)

Underlying revenue in the Rest of the World (i.e. excluding the Middle East military) grew strongly across all sectors and by 19% overall on a like for like basis, to £857 million (2005: £684 million).

34% of the business is in the underlying Defence, Offshore and Remote sector. This sector grew by 48% on an underlying basis, benefiting from the buoyant oil and gas and mining sectors around the world, particularly in Australasia up 25% and Latin America up 19%, where we continue to successfully capitalise on the significant opportunities. In Japan, we've seen good growth of 8% in this large and fragmented market where our circa $1 billion business represents around 2% of the total market. Now that we have largely completed the exit from the retail business in Japan, the focus is on improving operating margins.

Operating profit was £25 million (2005: £22 million) on an underlying basis excluding Middle East military.

Unallocated Overheads

First half unallocated overheads include £4 million of costs in related to the United Nations investigation and £2 million of net restructuring costs.

Operating Profit

Operating profit from continuing operations including associates was £260 million (2005: £274 million). The reduction of 5.1% principally reflects the impact of scaling back the Middle East military operations which generated operating profit of £1 million (2005: £16 million). On an underlying basis, excluding the Middle East military, Group operating profit for the period was £259 million (2005: £258 million) an increase of 0.4%.

Finance Cost

Net finance cost for the first half was £76 million (2005: £71 million) including a £7 million non cash credit relating to the impact of interest rate hedging instruments that do not qualify for hedge accounting under IAS 39. We estimate the benefit from the receipt of SSP disposal proceeds in the second half to be approximately £15 million. Ignoring the IAS 39 non cash credit referred to above therefore, we anticipate full year finance costs to be around £145 million. Steps have been taken to eliminate the volatility arising on net investment hedges which arose in 2005.

Profit before taxation

Profit before taxation for continuing operations was £184 million (2005: £203 mil

Taxation

The overall Group tax expense for the period was £55 million (2005: £59 million), based on an estimated full year effective tax rate of 30% (2005: 28% before exceptional items). Of the overall Group tax expense, £44 million is overseas tax (2005: £42 million). We expect the Group's effective tax rate to

remain around the 30% level for the foreseeable future.

Basic earnings per share

Basic earnings per share from continuing operations were 5.6 pence (2005: 6.3 pence). Including the results of discontinued operations, total basic earnings per share were 6.5 pence (2005: 7.2 pence). On an underlying basis, basic earnings per share were 5.6 pence (2005: 5.7 pence).

Continuing operations

	Attributable profit		Basic earnings per share		
	2006	2005	2006	2005	
	£m	£m	Pence	Pence	Change
Reported	121	136	5.6	6.3	-11.1%
Middle East military	(1)	(13)	-	(0.6)	
Underlying	120	123	5.6	5.7	-1.7%

Dividends

The recommended interim dividend is 3.4 pence per share (2004: 3.3 pence), an increase of 3.0% over 2005.

Discontinued Operations

As described in note 13 below, the Group announced on 9 April 2006 that it had agreed to sell its travel concession catering business, Select Service Partner, including Creative Host Services in the US. The sale will complete during the second half of the 2006 financial year and will be recognised at that point. During the period, the Group also completed the sale of 90% of its Inflight catering business. Accordingly, the results of these operations have been classified as discontinued.

The operating profit for the period from these discontinued operations was £27 million (2005: £26 million). Profit after tax from discontinued operations was £19 million (2005: £19 million).

Financial Objectives

The SSP sale will deliver a one-time step up in Return on Capital Employed (ROCE) of around 30 basis points, which is in addition to our three-year target of 100 basis points improvement in ROCE between 2006 and 2008. The Group's Free Cash Flow target remains at £800 million - £850 million.

Free Cash Flow

Free cash flow from the continuing business totalled £80 million (2005: £97 million). The major factors contributing to the period on period reduction were £5 million higher interest payments and £16 million higher tax payments in the period. The cash tax rate in the first half was 27% and we currently expect the rate to remain around the mid to high 20's for the foreseeable future.

Acquisitions

The acquisition of the remaining 51% interest in Levy Restaurants, not already held, was completed on 18 April 2006 for $250 million (£143 million). This acquisition is not therefore reflected in the 31 March 2006 financial statements and will be recorded in the second half.

Andrew Martin, Group Finance Director, said:

"In the UK, I'm satisfied that we are making progress in implementing the actions necessary to create a solid platform for future growth. Trading in North America and the Rest of the World continues to be encouraging. In Continental Europe, as expected, trading conditions remain challenging.

We remain on track to deliver on our full year expectations."

Michael J Bailey, Chief Executive, commented:

"This continues to be a case of 'steady as she goes'. Our performance during the first half of 2006 in maintaining high levels of contract retention and making significant new business gains reflects the commitment and dedication of all our teams."

Michael J Bailey Chief Executive	Sir Francis H Mackay Chairman

NOTES

(a) Financial information for the year ended 30 September 2005 and for the six months ended 31 March 2005, set out as comparative figures in this announceme has been restated from UK Generally Accepted Accounting Principles ("UK GAAP" on the basis of accounting policies set out in 'Adoption of International Financial Reporting Standards "IFRS": Preliminary restatement of 2005 financi information', a separate document published in the Investor Relations section the Group website (www.compass- group.com) on 1 March 2006 and which is also available on request.

The Annual Report for the year ended 30 September 2005, which was prepared un UK GAAP, has been filed with the Registrar of Companies. The auditors have reported on those accounts; their report was unqualified and did not contain statement under section 237 (2) or (3) of the Companies Act 1985. The Group w be presenting its 30 September 2006 consolidated financial statements in accordance with applicable International Financial Reporting Standards ("IFRS which are effective (or available for early adoption) at that date.

(b) Forward looking statements

This Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forwar looking statements. The terms 'expect', 'should be', 'will be', 'is likely to and similar expressions identify forward looking statements. Factors which ma cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions competitors; and legislative, fiscal and regulatory developments.

(c) The timetable for the proposed interim dividend of 3.4p per share is as follows:

Ex dividend date:	12 July 2006
Record date:	14 July 2006
Payment date:	7 August 2006

(d) A presentation for analysts and investors will take place at 9:30 am (BST/ London) on Tuesday 16 May 2006 at Merrill Lynch Financial Centre, 2 King Edwa

Street, London, EC1.

The live presentation can also be accessed via both a webcast and dial-in teleconference starting at 9:30 am:

- To listen to the live presentation via teleconference, dial (UK) +44 (0) 20 7138 0816.
- To view the presentation slides and/or listen to a live audio webcast of the presentation, go to www.compass-group.com or www.cantos.com.
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconfere and webcast:

- A teleconference replay of the presentation will be available for five working days, until 23 May 2006. To hear the replay, dial (UK) +44 (0)20 7806 1970 or (US) +1 718 354 1112. The replay passcode is 6453370#. Please note that the replay service is available from 14.00pm UK time.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com.

For North American based investors, there will be a question and answer confe starting at 14:00pm (EDT/New York)

- To participate in the live question and answer session via conference call, dial (US) +1 718 354 1171.
- A teleconference replay of the call will be available for five working days, until 23 May 2006. To hear the replay, dial (US) +1 718 354 1112. The replay passcode is 5540875#.
- The North American investor conference call will also be audio webcast live, and archived for replay, at www.compass-group.com and www.cantos.com.

Enquiries:

Compass Group PLC	01932 573000
Investors/analysts	Andrew Martin
Media	Paul Kelly

Website
www.compass-group.com.

Compass Group is the world's largest foodservice company with annual revenue of c. £11 billion. Compass Group has some 400,000 employees working in more than 90 countries around the world. For more information visit www.compass-group.com.

Appendix

NEW CONTRACT GAINS AND RENEWALS
Contract Catering
Business & Industry

- USA - The University of Texas at Austin Hotel and Conference Center awarded Flik a new ten-year contract with annual turnover of £10.7 million.
- Germany - Continental AG awarded Eurest a new five-year contract with annual turnover of £2.2 million and renewed its existing contract for a further five years with annual turnover of £3.4 million.

- Netherlands - the Ministry of Agriculture (Ministerie LNV) awarded Eurest a new three-year contract with annual turnover £2.9 million.
- Italy - Ansaldo Energia awarded Onama a new one-year contract with annual turnover of £2.6 million.

Education

- USA - Shippensburg University awarded Chartwells Higher Education a new five-year contract with annual turnover of £4.8 million.
- Italy - Genova Municipality renewed and extended its contract with Onama for a further three years with annual turnover of £4.2 million.
- USA - St. Mary's College of Maryland awarded Bon Appetit a new five-year contract with annual turnover of £2.4 million.
- UK - Slough Borough Council renewed its contract with Scolarest for a further three years with annual turnover of £1.0 million.

Healthcare

- UK - Hammersmith Hospitals NHS Trust extended its contract with Medirest for a further two years with annual turnover of £14.0 million.
- USA - Duke University Health System renewed its contract with Crothall for a further two years with annual turnover of £12.2 million.
- UK - Skanska Innisfree (PFI) with Sherwood Forest Hospitals NHS Trust and Mansfield District Primary Care Trust awarded Medirest a new six-year contract with annual turnover of £8.3 million.
- USA - University of Pennsylvania awarded Crothall a new five-year contract with annual turnover of £6.1 million.

Defence, Offshore & Remote Site

- Australia - Defence Sydney Central awarded ESS a new five-year contract with annual turnover of £14.4 million.
- Norway - Statoil awarded ESS Onshore a new three-year contract with annual turnover of £8.8 million.
- UK - British Army (2nd Division) awarded ESS a new seven-year contract with annual turnover of £7.5 million.
- Australia - BHPB (Groote Eyland) awarded ESS a new three-year contract with annual turnover of £4.6 million.

Sports & Leisure

- USA - de Young Museum & Legion of Honor awarded Bon Appetit a new three-year contract with annual turnover of £2.2 million.
- USA - Pacific Design Center awarded Wolfgang Puck a new ten-year contract with annual turnover of £2.0 million.
- UK - Salisbury Cathedral extended its contract with Milburns for a further five years with annual turnover of £1.7 million.
- UK - Beaulieu Enterprises Ltd awarded Leiths a new ten-year contract with annual turnover of £1.0 million.

Travel Concessions

- Australia - Sydney Airport Terminal 2 renewed its contract with Eurest for a further three years with annual turnover of £2.9 million.

Vending

- Europe - Shell awarded Selecta a new three-year contract with annual turnover of £2.7 million.

INDEPENDENT REVIEW REPORT TO COMPASS GROUP PLC

Introduction

We have been instructed by Compass Group PLC ("the Company") to review the financial information for the six months ended 31 March 2006 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards
As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.

Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2006.

Deloitte & Touche LLP
Chartered Accountants
London
15 May 2006

CONSOLIDATED INCOME STATEMENT
for the six months ended 31 March 2006

	Six months to 31 March		Year ended 30 September	
	2006	2005	Before exceptional	Exceptional

	Notes	Total unaudited £m	Total unaudited £m	items audited £m	items audited £m
Continuing operations:					
Revenue	2	5,695	5,142	10,453	-
Operating costs		(5,437)	(4,868)	(9,919)	(153)
Operating profit	2,4	258	274	534	(153)
Share of profit of associates		2	-	-	-
Finance income		3	1	4	-
Finance costs	3	(79)	(72)	(159)	-
Profit before tax		184	203	379	(153)
Income tax expense	5	(55)	(59)	(106)	3
Profit for the period from continuing operations		129	144	273	(150)
Discontinued operations:					
Profit for the period from discontinued operations	6	19	19	86	-
Profit for the period		148	163	359	(150)
Attributable to:					
Equity holders of the Company		140	155	345	(150)
Minority interest		8	8	14	-
		148	163	359	(150)
Earnings per share					
From continuing operations:					
Basic	7	5.6p	6.3p		-
Diluted	7	5.6p	6.3p		-
From continuing and discontinued operations:					
Basic	7	6.5p	7.2p		-
Diluted	7	6.5p	7.2p		-

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
for the six months ended 31 March 2006

	Notes	2006 unaudited £m	2005 unaudited £m	Year ended 30 September 2005 audited £m
Fair value movement on cash flow hedges(net of deferred tax)		3	4	5
Transfer to profit or loss from equity on cash flow hedges (net of deferredtax)		(1)	-	-
Currency translation differences		-	(5)	14
Income tax in translation reserve relating to currency translation		-	-	2
Actuarial losses on post-retirement employee benefits		-	-	(157)
Deferred tax relating to actuarial losses on post-retirement employee benefits		-	-	35
Deferred income tax on items previously recognised in equity		(4)	(4)	(12)
Current income tax on items previously recognised in equity		4	4	10
Net income / (expense) recognised in equity		2	(1)	(103)
Profit for the financial period		148	163	209
Total recognised income and expense for the period	8	150	162	106
Attributable to:				
Equity holders of the Company		141	154	92
Minority interest		9	8	14
		150	162	106

CONSOLIDATED BALANCE SHEET
as at 31 March 2006

	Notes	31 March 2006 unaudited £m	31 March 2005 unaudited £m	September 2005 audited £m
Assets				
Non-current assets				
Goodwill		3,434	4,276	4,220
Other intangible assets		167	156	168
Property, plant and equipment		928	1,711	1,657
Interests in associates		50	35	51
Deferred tax assets		200	194	198
Trade and other receivables		137	139	140
Derivative financial instruments		29	30	44
		4,945	6,541	6,478

Current assets				
Inventories		241	264	253
Trade and other receivables		1,544	1,620	1,574
Overseas tax recoverable		4	10	9
Derivative financial instruments		6	3	2
Cash and cash equivalents		231	242	281
		2,026	2,139	2,119
Assets held in disposal groups held for sale	6	1,663	-	-
Total assets		8,634	8,680	8,597
Liabilities				
Current liabilities				
Short-term borrowings		218	162	150
Derivative financial instruments		7	18	20
Current tax liabilities		309	363	334
Trade payables and other payables		2,196	2,256	2,437
Provisions		10	10	10
		2,740	2,809	2,951
Non-current liabilities				
Long-term borrowings		2,536	2,688	2,580
Derivative financial instruments		7	10	2
Post-employment benefit obligations		553	433	555
Provisions		143	133	143
Deferred tax liabilities		18	17	17
Other liabilities		100	207	71
		3,357	3,488	3,368
Liabilities included in disposal groups held for sale	6	235	-	-
Total liabilities		6,332	6,297	6,319
Net assets		2,302	2,383	2,278
Equity				
Share capital		216	216	216
Share premium account		94	93	94
Capital redemption reserve		9	9	9
Less: own shares		(1)	(1)	(1)
Other reserves		4,161	4,091	4,137
Retained earnings		(2,204)	(2,050)	(2,204)
Total equity shareholders' funds		2,275	2,358	2,251
Minority interests		27	25	27
Total equity	8	2,302	2,383	2,278

CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 31 March 2006

	31 March 2006 unaudited £m	31 March 2005 unaudited £m	Year ended 30 September 2005 audited £m
Cash generated from operations	345	346	751
Interest paid	(87)	(78)	(161)
Interest element of finance lease rentals	(1)	(2)	(3)
Tax received	5	13	23
Tax paid	(54)	(46)	(93)
Net cash from operating activities for continuing operations	208	233	517
Net cash from operating activities for discontinued operations	33	22	131
Net cash from operating activities	241	255	648
Cash flow from investing activities			
Purchase of subsidiary companies and investments in associated undertakings	(31)	(98)	(121)
Proceeds from sale of subsidiary companies and associated undertakings	31	-	75
Purchase of property, plant and equipment	(128)	(140)	(253)
Proceeds from sale of property, plant and equipment	13	11	36
Purchase of intangible assets	(13)	(4)	(20)
Dividends received from associated undertakings	1	2	4
Interest received	4	1	4
Net cash used in investing activities by continuing operations	(123)	(228)	(275)
Net cash used in investing activities by discontinued operations	(35)	(36)	(61)
Net cash used in investing activities	(158)	(264)	(336)
Cash flow from financing activities			
Proceeds from issue of ordinary share capital	-	-	1
Net increase / (decrease) in borrowings	16	172	(32)
Repayment of obligations under finance leases	(8)	(11)	(16)
Equity dividends paid	(140)	(134)	(205)
Dividends paid to minority interests	(5)	(6)	(16)
Net cash used in financing activities - continuing operations	(137)	21	(268)
Net (decrease) / increase in cash and cash equivalents	(54)	12	44
Cash and cash equivalents at beginning of the period	281	233	233
Exchange gains and losses on cash and cash equivalents	4	(3)	4

Cash and cash equivalents at end of the period	231	242	281

RECONCILIATION OF FREE CASH FLOW
- continuing operations

Net cash from operating activities for continuing operations	208	233	517
Purchase of property, plant and equipment	(128)	(140)	(253)
Proceeds from sale of property, plant and equipment	13	11	36
Purchase of intangible assets	(13)	(4)	(20)
Dividends received from associated undertakings	1	2	4
Interest received	4	1	4
Dividends paid to minority interests	(5)	(6)	(16)
Free cash flow - continuing operations	80	97	272

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 March 2006

1. Basis of preparation
The accounting policies and methods of computation used in the preparation of the interim financial information are the same as those set out in 'Adoption of International Financial Reporting Standards "IFRS": Preliminary restatement of 2005 financial information', a separate document published in the Investor Relations section of the Group website (www.compass-group.com) on 1 March 2006 and which is also available on request. Financial information for the year ended 30 September 2005 and for the six months ended 31 March 2005, presented as comparative figures in this report, has been restated from UK Generally Accepted Accounting Principles ("UK GAAP") on the basis of these accounting policies. Further disclosures concerning the impact of IFRS on the financial statements of the Group can also be found in that document including the reconciliations required by IFRS 1 'First time adoption of International Financial Reporting Standards'.

In accordance with the requirements of IFRS 5 'Non-current assets held for sale and discontinued operations', the IFRS consolidated income statements and consolidated cash flow statements for 2005 previously presented have been amended to reflect the classification of certain operations as discontinued, as shown in note 6.

The unaudited interim financial statements for the six months ended 31 March 2006, which were approved by the Board of directors on 15 May 2006, do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985. The Annual Report for the year ended 30 September 2005, which was prepared under UK GAAP, contained an unqualified audit report and has been filed with the Registrar of Companies. The Group will be presenting its 30 September 2006 consolidated financial statements in accordance with applicable International Financial Reporting Standards ("IFRS") which are effective (or available for early adoption) at that date.

2. Segmental reporting

	North America	United Kingdom	Continental	Rest of

			Europe	the World
	£m	£m	£m	£m
Revenue Six months ended 31 March 2006				
External revenue	2,283	1,006	1,518	857
Inter-segment revenue	-	3	8	8
Total revenue	2,283	1,009	1,526	865
Six months ended 31 March 2005				
External revenue	1,881	984	1,490	684
Inter-segment revenue	-	-	12	1
Total revenue	1,881	984	1,502	685
Year ended 30 September 2005				
External revenue	3,869	1,999	2,910	1,500
Inter-segment revenue	-	-	26	5
Total revenue	3,869	1,999	2,936	1,505

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 March 2006

2. Segmental reporting (continued)

	North America	United Kingdom	Continental Europe	Rest of the World
	£m	£m	£m	£m
Operating profit Six months ended 31 March 2006				
Operating profit	125	56	92	25
Share of profit of associates	1	1	-	-
Segment result	126	57	92	25
Six months ended 31 March 2005				
Operating profit	108	61	100	22
Share of profit of associates	-	-	-	-
Segment result	108	61	100	22
Year ended 30 September 2005				
Operating profit before exceptional items	218	117	170	53
Exceptional items	2	(1)	(107)	-
Operating profit after				

exceptional items	220	116	63	53
Share of profit of associates	-	-	-	-
Segment result	220	116	63	53

3. Finance costs

	2006	2005	Year ended 30 September 2005
	£m	£m	£m
Loans and overdrafts	76	69	133
Finance lease interest	1	1	3
	77	70	136
Unrealised net gains on financial instruments	(7)	(1)	(1)
Unwinding of discount on put options	3	3	6
Interest on pension scheme liabilities net of expected return on scheme assets	6	7	14
Translation (gains) / losses on foreign currency	-	(7)	4
borrowings	79	72	159

4. Exceptional items
Exceptional items are disclosed and described separately in the interim financial statements where it is necessary to do so to provide further understanding of the financial performance of the Group. They are material items of income or expense that have been shown separately due to their nature or amount.

	2006	2005	Year ended 30 September 2005
	£m	£m	£m
Middle East military	-	-	45
Impairment of goodwill - Italy	-	-	107
Loss on disposal of businesses	-	-	1
	-	-	153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 March 2006

4. Exceptional items (continued)
The Group is reducing the scale of its military catering operations in the Middle East. In the year ended 30 September 2005, related asset write-offs and provisions resulted in an exceptional charge of £45 million. In addition, the goodwill arising on the acquisition of Onama in Italy was impaired following a review of the profitability of the business. In 2005, the Group also disposed of 75% of Au Bon Pain in North America and the Gatwick Meridien hotel in the UK and paid further costs relating to previous disposals resulting in a net loss of £1 million.

5. Tax
The tax charge for the period is based on an estimated full year effective tax rate of 30.0% (last full year 28.1% before exceptional items).

	2006	2005	Year ended 30 September 2005		
			Before exceptional items	Exceptional items	Total
	£m	£m	£m	£m	£m
Tax on continuing operations					
UK tax	11	17	31	(2)	29
Overseas tax	44	42	75	(1)	74
Total	55	59	106	(3)	103

6. Discontinued operations

Following the decision to focus on its core contract catering business the Group entered into an agreement to dispose of its Inflight catering operations, which operated principally in Continental Europe. The disposal was completed on 19 December 2005, on which date control of the business passed to the acquirer. Accordingly, the results of these operations have been classified as discontinued. The gain / loss on disposal after tax amounted to £ nil.

As described in note 13 below, the Group announced on 9 April 2006 that it had agreed to sell its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together, "SSP"). The sale will complete during the second half of the 2006 financial year and will be recognised at that point. Accordingly, the results of these operations have also been classified as discontinued.

	2006	2005 3
	£m	£m
External revenue	897	901
Profit before tax from discontinued operations	27	26
Tax on profit from discontinued operations	(8)	(7)
Profit after tax from discontinued operations	19	19

The major classes of assets and liabilities of SSP classified as held for sale on 31 March 2006 are as follows:

	2006	2005 3
	£m	£m
Goodwill	813	-
Property plant and equipment	745	-
Inventories	27	-
Trade and other receivables	56	-
Other assets	22	-
Assets classified as held for sale	1,663	-
Trade and other payables	199	-
Other liabilities	36	-
Liabilities classified as held for sale	235	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 March 2006

7. Earnings per share

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the period. The adjusted earnings per share figures have been calculated based on earnings excluding the effect of exceptional items and discontinued activities; these are disclosed to show the underlying trading performance of the Group.

	2006	2005
	£m	£m
Profit for the period attributable to equity holders of the Company	140	155
less: profit for the period from discontinued operations	(19)	(19)
Attributable profit for the period from continuing operations	121	136
Exceptional items net of tax	-	-
Attributable profit for the period before exceptional items from continuing operations	121	136

	Millions of ordinary shares of 10p each	Millions of ordinary shares of 10p each	or
Average number of shares for basic earnings per share	2,156	2,155	
Dilutive share options	2	1	
Average number of shares for diluted earnings per share	2,158	2,156	
Basic earnings per share	pence	pence	
From continuing and discontinued operations	6.5	7.2	
less: from discontinued operations	(0.9)	(0.9)	
From continuing operations	5.6	6.3	
Effect of exceptional items (net of tax)	-	-	
From continuing operations before exceptional items	5.6	6.3	
Diluted earnings per share			
From continuing and discontinued operations	6.5	7.2	
less: from discontinued operations	(0.9)	(0.9)	
From continuing operations	5.6	6.3	
Effect of exceptional items (net of tax)	-	-	

From continuing operations before exceptional items	5.6	6.3

8. Reconciliation of movements in total shareholders' equity

	2006	2005
	£m	£m
Opening total shareholders' equity	2,278	2,269
Total recognised income and expense	150	162
Dividends paid (Note 9)	(140)	(134)
Issue of shares	-	-
Other movements in total shareholders' equity	14	86
Closing total shareholders' equity	2,302	2,383

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 March 2006

9. Dividends

The interim dividend of 3.4p per share (2005: 3.3p per share) will be payable on 7 August 2006 to shareholders on the register at the close of business on 14 July 2006. The dividend was approved by the Board after the balance sheet date, and has thus not been reflected as a liability in these interim financial statements. The dividends paid in the periods presented were as follows:

	2006	2005 3
	£m	£m
Dividends on ordinary shares of 10p each		
Final 2004 - 6.2p per share paid 14 March 2005	-	134
Interim 2005 - 3.3p per share paid 15 August 2005	-	-
Final 2005 - 6.5p per share paid 6 March 2006	140	-
	140	134

10. Reconciliation of operating profit to cash generated by operations

	2006	2005 3
	£m	£m
Operating profit from continuing operations	258	274
Adjustments for:		
Exceptional items	-	-
Depreciation of property, plant and equipment	102	102
Amortisation of intangible assets	15	10
Loss / (gain) on disposal of property, plant and equipment	1	-
Decrease in provisions	(3)	(3)
Other non-cash items (net)	15	22
Operating cash flows before movement in working capital	388	405

Increase in inventories	(10)	(8)
Increase in receivables	(42)	(161)
Increase in payables	9	110
Cash generated by operations	345	346

11. Reconciliation of net cash flow to movement in net debt

	2006	2005
		3
	£m	£m
Net (decrease) / increase in cash and cash equivalents	(54)	12
Cash (inflow) / outflow from changes in debt and lease financing	(8)	(161)
Valuation movements and other non-cash changes	16	24
Changes in finance leases	(6)	(8)
Foreign exchange movements	(25)	41
(Increase) / decrease in net debt during the period	(77)	(92)
Opening net debt	(2,425)	(2,511)
Closing net debt	(2,502)	(2,603)

The table above is presented as additional information to show movement in net de
defined as overdrafts, bank and other borrowings and finance leases, net of cash

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the six months ended 31 March 2006

12. Contingent liabilities

On 21 October 2005 the Group announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ("ESS") (a member of the Group), IHC Services Inc. ("IHC") and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006 it was announced that the investigation had concluded. The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Group. IHC's relationship with the UN and ESS is part of wider and on-going investigations into the UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, the United States Congress and the UN itself, and with which the Group is co-operating fully.

In addition, lawsuits have been filed in connection with the matters covered by this investigation in the United States District Court, Southern District of New York, by two competitors of the Group, ES-KO International Inc ("ES-KO") and Supreme Foodservice AG ("Supreme"), on 28 March 2006 and 6 March 2006 respectively. The ES-KO complaint lists the Group as one of 14 named and various unnamed defendants and in it, ES-KO claims lost profits of $123m, plus exemplary and punitive damages. The Supreme lawsuit lists the Group as one of 13 named defendants and makes similar allegations against the Group. The total claimed by Supreme (including exemplary and punitive damages) is stated to be in an amount "exceeding $125 million". The total amounts claimed in both lawsuits bear no relation to the value of the UN contracts awarded to ESS. Both sets of proceedings are in their very early stages and will be resolutely defended.

No provision has been made in these accounts in respect of these matters and it is not currently possible to quantify any potential liability which may arise. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

13. Events after the balance sheet date
Following the decision to focus on its core contract catering business, the Company announced on 9 April that it had agreed to sell its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together, "SSP"). The transaction has been structured as a combined sale of Moto, the UK motorway services business, to a consortium lead by Macquarie bank and the remainder of the SSP business to companies controlled by EQT for an aggregate consideration of £1,822 million on a debt and cash free basis, subject to certain closing adjustments.

The Company announced on 23 January 2006 that a put option requiring the Group to purchase the remaining 51% interest in Levy Restaurants for a consideration of $250 million in cash, had been exercised. The completion of this acquisition took place on 18 April 2006.

14. Exchange rates
Exchange rates for major currencies used during the period were:

	Translation rate for six months ended 31 March 2006	Closing rate as at 31 March 2006
Australian Dollar	2.36	2.43
Canadian Dollar	2.03	2.02
Danish Krone	10.91	10.70
Euro	1.46	1.43
Japanese Yen	204.55	204.66
Norwegian Krone	11.62	11.38
Swedish Krona	13.76	13.52
Swiss Franc	2.28	2.27
US Dollar	1.75	1.73

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-5161

Regulatory Announcement

Go to market news section

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	11:29 17-May-06
Number	1126D

RNS Number:1126D
Compass Group PLC
17 May 2006

17 May 2006

Compass Group PLC: Director/PDMR Shareholding

Compass Group PLC (the "Company") announces that Sir Roy Gardner and Richard Cousins, both Directors, have each purchased 100,000 Ordinary Shares of ten pence each in the Company.

Andrew Martin, also a Director, has purchased 80,000 Ordinary Shares of ten pence each in the Company.

Ian El-Mokadem, a Person Discharging Managerial Responsibility, has purchased 50,000 Ordinary Shares of ten pence each in the Company.

All the shares above were purchased today in the market at 241.57 pence per share.

Their resulting shareholdings in the Company are as follows:

Name	Position	Total Number of Shares Held	Percentage of issued Share Capital
Sir Roy Gardner	Senior Non-executive Director	100,000	0.0046%
Richard Cousins	Executive Director	100,000	0.0046%
Andrew Martin	Group Finance Director	110,027	0.0051%
Ian El-Mokadem	CEO, UK & Ireland Division	50,000	0.0023%

ENDS

Enquiries:

Compass Group PLC	+44(0)1932 573000
Investors/Analysts:	Andrew Martin
Media:	Paul Kelly and Charlotte Mulford

www.compass-group.com

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82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	15:45 17-May-06
Number	1476D

RNS Number:1476D
Compass Group PLC
17 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 11 MAY 2006

11) Date listed company informed

17 MAY 2006

12) Total holding following this notification

NOT DISCLOSED

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

LESS THAN 3.00%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification .... 17 MAY 2006 ....

Letter to Compass Group PLC dated 12 May 2006

Companies Act 1985 ("The Act") - Part VI

I refer to our previous correspondence and now inform you that as 11 May 2006 Barclays PLC no longer has a notifiable interest in the capital of your Company.

According to our records your Company's Issued Share Capital is 2,155,689,203.

From Barclays PLC

This information is provided by RNS
The company news service from the London Stock Exchange

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82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	18:28 23-May-06
Number	4472D

RNS Number:4472D
Compass Group PLC
23 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 17 MAY 2006

11) Date listed company informed

23 MAY 2006

12) Total holding following this notification

64,702,068

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.00%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM

TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification .... 23 MAY 2006

LETTER TO: Compass Group PLC
DATED: 18 May 2006

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 17 May 2006 Barclays PLC, through the legal entities listed on the schedule below, has a notifiable interest in the capital of your Company of 3.00%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are below.

The issued capital of 2,155,689,203 is the latest figure available to us.

FROM: Barclays

LEGAL ENTITY REPORT

COMPASS GROUP SEDOL : 0533153

As at 17 May 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 64,702,068 ORD GBP0.10 representing 3.00% of the issued share capital of 2,155,689,203 units

Legal Entity	Holding	Percentage Held
Barclays Global Investors Japan Ltd	214,138	.0099
Gerrard Ltd	5,276,149	.2448
Barclays Private Bank and Trust Ltd	1,358	.0001
Barclays Global Investors, N.A.	16,137,185	.7486
Barclays Global Investors Australia Ltd	199,485	.0093
Barclays Private Bank Ltd	35,115	.0016
Barclays Global Fund Advisors	7,016,450	.3255
Barclays Global Investors Japan Trust &	2,464,697	.1143
Barclays Capital Securities Ltd	7,739,665	.3590
Barclays Global Investors Canada Ltd	153,751	.0071
Barclays Bank Trust Company Ltd	104,556	.0049
Barclays Capital Inc	1,218,653	.0565
Barclays Global Investors Ltd	21,251,619	.9858
Barclays Private Bank and Trust Ltd	4,153	.0002
Barclays Life Assurance Co Ltd	2,885,094	.1338
Group Holding	64,702,068	3.0014

REGISTERED HOLDERS REPORT

COMPASS GROUP SEDOL: 0533153

As at 17 May 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 64,702,068 ORD GBP0.10 representing 3.00% of the issued share capital of 2,155,689,203 units

Registered Holder	Account Designation	Holding
BANK OF IRELAND	426353	799,592
BANK OF NEW YORK		154,462
BARCLAYS CAPITAL NOMINEES LIMITED		4,384,974
BARCLAYS CAPITAL NOMINEES LIMITED		3,201,577
BARCLAYS CAPITAL NOMINEES LIMITED		1,065,539
Barclays Capital Securities Ltd.		153,114
Barclays Capital Securities Ltd.		153,114
Barclays Global Investors Canada		153,751
Barclays Trust Co & Others		27,729
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000		3,650
Barclays Trust Co DMC69 C 000000000000000000		28,000
Barclays Trust Co R69 C 000000000000000000		45,177
CHASE NOMINEES LTD	16376	1,073,192
CHASE NOMINEES LTD	28270	684,464
Clydesdale Nominees HGB0225	00120147102	1,358
Gerrard Nominees Limited	605704	1,000
Gerrard Nominees Limited	610720	850
Gerrard Nominees Limited	611717	3,561
Gerrard Nominees Limited	643975	1,811
Gerrard Nominees Limited	659481	1,500
Gerrard Nominees Limited	659645	2,632
Gerrard Nominees Limited	660574	800
Gerrard Nominees Limited	660758	12,000
Gerrard Nominees Limited	768557	5,000
Gerrard Nominees Limited	770101	6,000
Gerrard Nominees Limited	774160	1,400
Greig Middleton Nominees Limited (GM1)		838,996
Greig Middleton Nominees Ltd (GM3)	220805DN	122,244

INVESTORS BANK AND TRUST CO.		669,900
INVESTORS BANK AND TRUST CO.		267,977
INVESTORS BANK AND TRUST CO.		2,267,236
INVESTORS BANK AND TRUST CO.		378,676
INVESTORS BANK AND TRUST CO.		130,858
INVESTORS BANK AND TRUST CO.		5,810,911
INVESTORS BANK AND TRUST CO.		474,898
INVESTORS BANK AND TRUST CO.		60,741
INVESTORS BANK AND TRUST CO.		201,598
INVESTORS BANK AND TRUST CO.		11,158,092
INVESTORS BANK AND TRUST CO.		5,687
INVESTORS BANK AND TRUST CO.		21,138
INVESTORS BANK AND TRUST CO.		34,670
JP MORGAN (BGI CUSTODY)	16331	569,398
JP MORGAN (BGI CUSTODY)	16338	129,293
JP MORGAN (BGI CUSTODY)	16341	1,193,124
JP MORGAN (BGI CUSTODY)	16342	272,907
JP MORGAN (BGI CUSTODY)	16400	19,280,558
JP MORGAN (BGI CUSTODY)	17011	35,908
JP MORGAN (BGI CUSTODY)	18408	98,277
JPMorgan Chase Bank		22,276
JPMORGAN CHASE BANK		199,485
JPMorgan Chase Bank		312,555
JPMorgan Chase Bank		1,187,276
JPMorgan Chase Bank		233,440
JPMorgan Chase Bank		132,534
JPMorgan Chase Bank		110,219
JPMorgan Chase Bank		17,444
JPMorgan Chase Bank		293,328
JPMorgan Chase Bank		228,314
JPMorgan Chase Bank		22,079
JPMorgan Chase Bank		60,042
JPMORGAN CHASE BANK		69,534
Mellon Trust - US CUSTODIAN/		160,607
Mitsui Asset		35,309
R C Greig Nominees Limited		2,704,150
R C Greig Nominees Limited a/c AK1		727,414
R C Greig Nominees Limited a/c BL1		379,885
R C Greig Nominees Limited a/c BL1	RES	665
R C Greig Nominees Limited a/c CM1		83,422
R C Greig Nominees Limited GP1		250,040
R C Greig Nominees Limited SA1		132,779
Reflex Nominees Limited		1,538
Reflex Nominees Limited		2,615
STATE STREET BANK & TRUST CO		165,800
STATE STREET BOSTON		1,120,850
Trust & Custody Services Bank		1,963
Trust & Custody Services Bank		22,056
ZEBAN NOMINEES LIMITED		35,115
	Total	64,702,068

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	15:15 02-Jun-06
Number	9997D

RNS Number:9997D
Compass Group PLC
02 June 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BRANDES INVESTMENT PARTNERS L.P.

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH & AMERICAN DEPOSITORY RECEIPTS

10) Date of transaction

ON OR BEFORE 31 MAY 2006

11) Date listed company informed

2 JUNE 2006

12) Total holding following this notification

95,713,635 ORDINARY SHARES OF 10 PENCE EACH & 55,054,660 AMERICAN DEPOSITORY RECEIPTS

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

6.99%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM

TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification 1 JUNE 2006

LETTER TO: COMPASS GROUP PLC
DATED: JUNE 1, 2006

We hereby notify you in accordance with Part VI of the Companies Act 1985 (the "Act"), as amended by Section 134 of the Companies Act 1989, that:

(i) at the close of business on May 31, 2006, Brandes Investment Partners, L.P. ("Brandes") was interested for purposes of the Act in approximately 6.98% of Compass Group Plc ordinary shares and American Depository Receipts, each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Compass Group Plc;

(ii) at the close of business on May 31, 2006, Brandes was interested for purposes of the Act in 95,713,635 ordinary shares and in 55,054,660 American Depository Receipts, each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Compass Group Plc (the "Relevant Shares");

(iii) the registered holders of all of the Relevant Shares in which Brandes has an interest for purposes of the Act are approximately 260 custodian banks unaffiliated with Brandes;

(iv) none of the shares referred to in sub-paragraphs (i) or (ii) are shares in which Brandes is interested by virtue of section 208(5) of the Act.

FROM: BRANDES INVESTMENT PARTNERS, L.P.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	15:22 02-Jun-06
Number	0015E

RNS Number:0015E
Compass Group PLC
02 June 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 26 MAY 2006

11) Date listed company informed

2 JUNE 2006

12) Total holding following this notification

NOT DISCLOSED

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

LESS THAN 3.00%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

ANDREW V DERHAM

Date of Notification .... 2 June 2006

Letter to: Compass Group PLC
Dated: 30 May 2006

Companies Act 1985 ("The Act") - Part VI

I refer to our previous correspondence and now inform you that as 26 May 2006 Barclays PLC no longer has a notifiable interest in the capital of your Company.

According to our records your Company's Issued Share Capital is 2,155,689,203.

From: Barclays PLC

This information is provided by RNS

The company news service from the London Stock Exchange

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82-3161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Doc re. Interim Report 2006
Released	10:20 09-Jun-06
Number	3322E

RNS Number:3322E
Compass Group PLC
09 June 2006

Compass Group PLC - Interim Report 2006

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7676 1000

This information is provided by RNS
The company news service from the London Stock Exchange

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COMPASS
GROUP

Interim Report 2006



OUR BUSINESS

We are specialists who help clients either outsource or establish a food or support service to suit their needs.

Drawing on our global resources and our understanding of different cultures and market sectors we work in partnership with our clients, usually in their premises. By using their facilities and equipment we keep capital investment to an absolute minimum.

Our market sectors, businesses and brands
We operate in clearly defined market sectors through distinct, client-facing operating companies. We use sector focused businesses and innovative foodservice branding to drive organic growth and profitability.

Business and Industry
A world leader in food and services management to customers at their place of work.

Fine Dining
The finest possible dining facilities for boardrooms, hospitality and major social events.

Education
Constantly striving to find new ways to ensure we are playing our part in building tomorrow's healthy generations.

Healthcare and Seniors
Offering the highest standards of food safety and hygiene and a detailed understanding of the nutritional needs of this sector.

Leisure
Providing superior quality catering for prestige sporting and cultural venues.

Defence, Offshore and Remote
The world's largest provider of integrated support services to these sectors in over 50 countries.

Vending
Providing what has become an integral part of the food and beverage operation for modern organisations.

Owned and Franchised Brands
A unique portfolio of local, national and international foodservice brands offering consistency, recognition, quality and value.

Our strategy is about building value for shareholders. Delivering this value is enshrined in 4 commitments to all our stakeholders.

Our 4 commitments:

1. We will ensure that we maximise the return on the investments we have made
2. We will never forget the importance of keeping the customer satisfied
3. We will deliver on our expertise with an unrivalled consistency
4. We will continue to place the best people in the business in our business

01 Financial and operational highlights
02 Chairman and Chief Executive's statement
08 Independent review report to Compass Group PLC
09 Consolidated income statement
10 Consolidated statement of recognised income and expense
11 Consolidated balance sheet
12 Consolidated cash flow statement
Reconciliation of free cash flow
13 Notes to the consolidated financial statements
20 Shareholder information

FINANCIAL AND OPERATIONAL HIGHLIGHTS

Our performance during the first half of 2006 in maintaining high levels of contract retention and making significant new business gains reflects the commitment and dedication of all our teams.

We remain on track to deliver on our full year expectations.

Continuing operations

Group revenue

£5,695m

2005: £5,142m

Operating profit*

£260m

2005: £274m

Basic earnings per share

5.6p

2005: 6.3p

Dividend per ordinary share

3.4p

2005: 3.3p

Operational highlights

- Good progress stabilising the UK business
- Agreed sale of SSP for £1,822 million and Inflight for £57 million
- Strong new senior management team now in place

* Includes share of profit of associates.

Prior period figures have been restated in accordance with International Financial Reporting Standards.

CHAIRMAN AND CHIEF EXECUTIVE'S STATEMENT

Group trading review

Compass Group announces its results for the six month period ended 31 March 2006. These results are the first prepared and presented in accordance with International Financial Reporting Standards ('IFRS') and comparative figures for 2005 have been restated accordingly, as previously reported on 1 March 2006.

Financial summary For the six months ended 31 March	2006	2005[1]	Reported change
Continuing operations			
Revenue			
– reported	**£5,695m**	£5,142m	10.8%
– underlying[2]	**£5,664m**	£5,039m	12.4%
Operating profit[3]			
– reported	**£260m**	£274m	(5.1)%
– underlying[2]	**£259m**	£258m	0.4%
Operating margin[4]			
– reported	**4.5%**	5.3%	(80)bps
– underlying[2]	**4.5%**	5.1%	(60)bps
Profit before tax	**£184m**	£203m	(9.4)%
Free cash flow	**£80m**	£97m	(17.5)%
Basic earnings per share	**5.6p**	6.3p	(11.1)%
Total Group			
Basic earnings per share	**6.5p**	7.2p	(9.7)%
Dividend per ordinary share	**3.4p**	3.3p	3.0%

(1) Prior period figures have been restated from UK GAAP to IFRS.
(2) Underlying performance excludes Middle East military.
(3) Includes share of profit of associates.
(4) Excludes share of profit of associates.

Discontinued operations

On 9 April 2006, Compass announced that it had entered into an agreement to sell its travel concession catering business, Select Service Partner, including Creative Host Services in the United States (together, 'SSP'), for a consideration of £1,822 million. Subject to obtaining various approvals, the sale is expected to complete in June 2006. SSP's revenue and operating profits in 2005 were £1,804 million and £112 million respectively on an IFRS basis. During the period, the Group also completed the sale of its Inflight catering business for £57 million. Inflight's revenue and operating profits in 2005 were £137 million and £8 million respectively. The results of the SSP and Inflight businesses are treated as discontinued operations and are therefore excluded from the results of continuing operations in 2006. The 2005 results have been restated on a consistent basis.

Middle East military

The Group's withdrawal from its Middle East military operations is well advanced and is expected to be completed by the year end. The results of the continuing operations of the Group excluding Middle East military activities are presented in this announcement as 'underlying' performance.

Revenue

Overall, the Group delivered revenue growth of 11% on a reported basis, 7% on a constant currency basis and 8% on a like for like basis. Underlying revenue, excluding Middle East military, grew by 9% on a like for like basis.

The main factors that affected the period on period change in revenue are summarised below:

	%
Continuing operations	
Like for like growth (underlying)	9
Contribution from acquisitions	–
Movements in translation rates	3
Underlying revenue	12
Middle East military	(1)
Total revenue	11

Table 1 opposite sets out like for like growth by sector for each geographic segment and also shows the underlying position excluding the Middle East military which the Group expects to exit by year end. Like for like growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against 2005.

Like for like revenue growth of 8% overall was achieved as a result of new contract gains of 13% offset by contract losses of 6% and marginally positive throughput.

Throughput is the movement in revenue from the existing estate and is influenced by head count changes, rates of participation, average spend per transaction and our ability to pass on cost increases through pricing.

CHAIRMAN AND CHIEF EXECUTIVE'S STATEMENT
CONTINUED

Like for like revenue growth by sector
For the six months ended 31 March 2006

Table 1	North America %	United Kingdom %	Continental Europe %	Rest of the World %	Underlying %	Middle East military %	Total Group %
Continuing operations							
Contract:							
Business & Industry	14	5	2	10	7	–	7
Defence, Offshore & Remote	56	(2)	12	48	35	(72)	9
Education	11	(2)	8	15	8	–	8
Healthcare	13	1	1	11	8	–	8
Sports & Leisure	26	5	15	9	17	–	17
Total contract	15	3	3	20	11	(72)	9
Vending	(1)	7	2	–	0	–	0
Travel concessions[1]	–	1	5	(4)	0	–	0
Total	13	3	3	19	9	(72)	8

(1) Residual travel concessions principally comprises: motorways in Italy, Japan and Portugal and in the UK, The Strand Palace Hotel.

Table 2 below summarises the performance of the Group's continuing operations by geographic segment and for the Group on an underlying basis.

Segmental performance
For the six months ended 31 March 2006

Table 2	2006	2005	Reported change %	Constant currency change %	Like for like change %
Continuing operations					
Revenue (£m)					
North America	**2,283**	1,881	21	12	13
United Kingdom	**1,006**	984	2	2	3
Continental Europe	**1,518**	1,490	2	3	3
Rest of the World	**857**	684	25	20	19
Underlying	**5,664**	5,039	12	9	9
Middle East military	**31**	103	(70)	(72)	(72)
Total	**5,695**	5,142	11	7	8
Operating profit[1] (£m)					
North America	**125**	108	16		
United Kingdom	**56**	61	(8)		
Continental Europe	**92**	100	(8)		
Rest of the World	**25**	22	4		
Unallocated overheads	**(41)**	(33)	-		
Associates	**2**	–	-		
Underlying	**259**	258	-		
Middle East military	**1**	16	-		
Total	**260**	274	(5)		
Operating margin[2] (%)					
North America	**5.5**	5.7			
United Kingdom	**5.6**	6.2			
Continental Europe	**6.1**	6.7			
Rest of the World	**2.9**	3.2			
Middle East military	**3.2**	15.5			
Total	**4.5**	5.3			

(1) Operating profit includes share of profit of associates UK £1m (2005: £nil) & North America £1m (2005: £nil).
(2) Operating margin is based on revenue and operating profit excluding share of profit of associates.

CHAIRMAN AND CHIEF EXECUTIVE'S STATEMENT
CONTINUED

North America

40.1%

Group revenue (2005: 36.6%)

Revenue in North America grew strongly in the first half, up 13% on a like for like basis to £2,283 million (2005: £1,881 million). The well-established sales and operating teams continue to successfully exploit a significant market opportunity provided by the positive trend towards outsourcing. As a consequence, we continue to direct more capital towards this business at a rate of 3.2% of sales in the first half of 2006 versus the Group average of 2.4%. Revenue growth has been strong across all sectors and particularly in Business and Industry, Healthcare, Education and Sports and Leisure sectors. Levy Restaurants, which operates our Sports and Leisure business, has a leading position in most major sports. For example in basketball, Levy operates 12 out of the 16 NBA play-off team accounts. Levy has grown consistently since our acquisition of a 49% interest in 2000. In April 2006, we completed the acquisition of the remaining 51% of Levy for $250 million (£143 million) taking our total investment to $337 million.

The continuing strong sales performance and high client retention rates in the period demonstrate the effectiveness of our successful client retention teams.

Total operating profit on continuing activities increased to £125 million (2005: £108 million), the first half operating profit benefiting from a strengthening in the average dollar exchange rate, versus last year. The contract catering business generally performed well across all sectors but did suffer an adverse impact from Hurricane Katrina, which reduced profits by £2 million in the first half. Rising fuel costs also impacted the business as a whole, and vending in particular, which is heavily reliant on a large fleet of trucks and vans to service the nationwide estate. The estimated impact of rising fuel costs was circa £2 million. The disposal of 75% of Au Bon Pain in the second half of 2005 also resulted in a £2 million negative impact on operating profit in the period.

In the second half, we expect to see continuing good revenue growth but at slightly lower levels than those seen in the first half and we expect operating margins to be closer to the level achieved in the same period last year.

United Kingdom

17.7%

Group revenue (2005: 19.1%)

In the UK and Ireland, revenue increased by 3% on a like for like basis to £1,006 million (2005: £984 million). We are encouraged by the level of new business wins achieved in the period at 10%. We are continuing to make good progress in addressing lower margin contracts. By the end of the first half, we had exited approximately 50% of lower margin contracts and are putting in place plans to either exit or improve the margin on the remainder. This initiative contributed towards the higher than normal level of lost business, in line with our expectations. Our objective remains to deliver a contract base with a more sustainable profit level going forward.

The UK has also focused on restructuring. Overhead reductions have been concentrated on 'back of house' functions. The spend on restructuring outweighed the benefits in the first half by £3 million, but we expect this to reverse by the year end. In Purchasing, we are working to improve the leverage of our main deals with suppliers through narrowing the product range and ensuring our unit managers buy only from approved suppliers.

In Healthcare, we are working with several of our large clients to introduce an innovative concept new to contract catering called 'Steamplicity'. This concept enables us to prepare high quality fresh ingredients offsite in large volumes, packaged with a simple valve mechanism. This approach allows meals to be menu selected and served to patients within minutes of being cooked, with minimal loss of nutritional content or quality. Other advantages include no need for a traditional kitchen or kitchen staff onsite, greater choice, high levels of consumer satisfaction and reduced wastage. We have exclusive rights to this technology in our market and expect to have introduced this to 20% of our Healthcare clients by the year end.

CHAIRMAN AND CHIEF EXECUTIVE'S STATEMENT
CONTINUED

In Education, which continues to provide the greatest challenge, we are actively working with schools, teachers and parents to develop new healthier eating concepts such as fresh fruit bars, salad bars, pasta dishes, fresh dish of the day and yoghurt bars. This work is progressing well, in advance of the introduction of the Government's new nutritional standards from September 2006.

Operating profit for the first half was £56 million (2005: £61 million) reflecting the net cost of restructuring of £3 million in the first half. The current trends continue to point towards a similar level of overall profitability for the full year as in 2005.

Continental Europe

26.6%

Group revenue (2005: 29.0%)

Revenue in Continental Europe grew by 3% overall on a like for like basis to £1,518 million (2005: £1,490 million). Overall, performance has improved slightly over that seen in the past few years. In part, this reflects the increased focus on client retention through investment in client retention teams – similar to the approach adopted successfully in North America. Defence, Offshore and Remote performed well on the back of continued strong oil and gas sector demand and Education and Sports and Leisure also grew well. We have seen a good start to the year in Spain, Eastern Europe, Switzerland, Scandinavia and Germany. Most of the European businesses are now on a more stable footing but two areas where we still have to see improvement are Italy and Selecta (our European vending business). These are two sizeable businesses. In both we have recently introduced new management teams and are working towards improving performance.

Operating profit in the first half amounted to £92 million (2005: £100 million). Continental Europe also saw a significant level of restructuring activity in the period including in particular France, Switzerland and the Netherlands where new country managing directors are completing the restructuring of their businesses. The net cost of restructuring in the first half was £4 million and should be compensated by a similar level of net benefit in the second half.

As we look forward to the second half, we expect the profile of profit delivery to be broadly similar to that of 2005.

Rest of the World

15.6%

Group revenue (2005: 15.3%)

Underlying revenue in the Rest of the World (i.e. excluding the Middle East military) grew strongly across all sectors and by 19% overall on a like for like basis, to £857 million (2005: £684 million).

34% of the business is in the underlying Defence, Offshore and Remote sector. This sector grew by 48% on an underlying basis, benefiting from the buoyant oil and gas and mining sectors around the world, particularly in Australasia up 25% and Latin America up 19%, where we continue to successfully capitalise on the significant opportunities. In Japan, we have seen good growth of 8% in this large and fragmented market where our circa $1 billion business represents around 2% of the total market. Now that we have largely completed the exit from the retail business in Japan, the focus is on improving operating margins.

Operating profit was £25 million (2005: £22 million) on an underlying basis excluding Middle East military.

Unallocated overheads

First half unallocated overheads include £4 million of costs in relation to the United Nations investigation and £2 million of net restructuring costs.

Operating profit

Operating profit from continuing operations including associates was £260 million (2005: £274 million). The reduction of 5.1% principally reflects the impact of scaling back the Middle East military operations which generated operating profit of £1 million (2005: £16 million). On an underlying basis, excluding the Middle East military, Group operating profit for the period was £259 million (2005: £258 million), an increase of 0.4%.

CHAIRMAN AND CHIEF EXECUTIVE'S STATEMENT
CONTINUED

Finance cost
Net finance cost for the first half was £76 million (2005: £71 million) including a £7 million non cash credit relating to the impact of interest rate hedging instruments that do not qualify for hedge accounting under IAS 39. We estimate the benefit from the receipt of SSP disposal proceeds in the second half to be approximately £15 million. Ignoring the IAS 39 non cash credit referred to above therefore, we anticipate full year finance costs to be around £145 million. Steps have been taken to eliminate the volatility arising on net investment hedges which arose in 2005.

Profit before tax
Profit before tax for continuing operations was £184 million (2005: £203 million).

Tax
The overall Group tax expense for the period was £55 million (2005: £59 million), based on an estimated full year effective tax rate of 30% (2005: 28% before exceptional items). Of the overall Group tax expense, £44 million is overseas tax (2005: £42 million). We expect the Group's effective tax rate to remain around the 30% level for the foreseeable future.

Basic earnings per share
Basic earnings per share from continuing operations were 5.6 pence (2005: 6.3 pence). Including the results of discontinued operations, total basic earnings per share were 6.5 pence (2005: 7.2 pence). On an underlying basis, basic earnings per share were 5.6 pence (2005: 5.7 pence).

	Attributable profit		Basic earnings per share		
	2006 £m	2005 £m	**2006 Pence**	2005 Pence	Change
Continuing operations					
Reported	**121**	136	**5.6**	6.3	(11.1)%
Middle East military	**(1)**	(13)	**–**	(0.6)	
Underlying	**120**	123	**5.6**	5.7	(1.7)%

Dividends
The recommended interim dividend is 3.4 pence per share (2004: 3.3 pence), an increase of 3.0% over 2005. Payment of the interim dividend will be made on 7 August 2006 to shareholders on the register at the close of business on 14 July 2006. The ex-dividend date will be 12 July 2006.

Discontinued operations
As described in note 13 to the financial statements, the Group announced on 9 April 2006 that it had agreed to sell its travel concession catering business, Select Service Partner, including Creative Host Services in the US. The sale will complete during the second half of the 2006 financial year and will be recognised at that point. During the period, the Group also completed the sale of 90% of its Inflight catering business. Accordingly, the results of these operations have been classified as discontinued.

The operating profit for the period from these discontinued operations was £27 million (2005: £26 million). Profit after tax from discontinued operations was £19 million (2005: £19 million).

Financial objectives
The SSP sale will deliver a one-time step up in return on capital employed (ROCE) of around 30 basis points, which is in addition to our 3-year target of 100 basis points improvement in ROCE between 2006 and 2008. The Group's free cash flow target remains at £800 million - £850 million.

Free cash flow
Free cash flow from the continuing business totalled £80 million (2005: £97 million). The major factors contributing to the period on period reduction were £5 million higher interest payments and £16 million higher tax payments in the period. The cash tax rate in the first half was 27% and we currently expect the rate to remain around the mid to high 20s for the foreseeable future.

CHAIRMAN AND CHIEF EXECUTIVE'S STATEMENT
CONTINUED

Acquisitions
The acquisition of the remaining 51% interest in Levy Restaurants, not already held, was completed on 18 April 2006 for $250 million (£143 million). This acquisition is not therefore reflected in the 31 March 2006 financial statements and will be recorded in the second half.

Outlook
This continues to be a case of 'steady as she goes'. Our performance during the first half of 2006 in maintaining high levels of contract retention and making significant new business gains reflects the commitment and dedication of all our teams.

In the UK, we are making progress in implementing the actions necessary to create a solid platform for future growth. Trading in North America and the Rest of the World continues to be encouraging. In Continental Europe, as expected, trading conditions remain challenging.

We remain on track to deliver on our full year expectations.

Sir Francis Mackay
Chairman

Michael J Bailey
Chief Executive

INDEPENDENT REVIEW REPORT TO COMPASS GROUP PLC

Introduction

We have been instructed by Compass Group PLC ('the Company') to review the financial information for the six months ended 31 March 2006 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2006.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
London
15 May 2006

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 31 MARCH 2006

		Six months to 31 March		Year ended 30 September 2005		
	Notes	**2006 Total Unaudited £m**	2005 Total Unaudited £m	Before exceptional items Audited £m	Exceptional items Audited £m	Total Audited £m
Continuing operations:						
Revenue	2	**5,695**	5,142	10,453	–	10,453
Operating costs		**(5,437)**	(4,868)	(9,919)	(153)	(10,072)
Operating profit	2,4	**258**	274	534	(153)	381
Share of profit of associates		**2**	–	–	–	–
Finance income		**3**	1	4	–	4
Finance costs	3	**(79)**	(72)	(159)	–	(159)
Profit before tax		**184**	203	379	(153)	226
Income tax expense	5	**(55)**	(59)	(106)	3	(103)
Profit for the period from continuing operations		**129**	144	273	(150)	123
Discontinued operations:						
Profit for the period from discontinued operations	6	**19**	19	86	–	86
Profit for the period		**148**	163	359	(150)	209
Attributable to:						
Equity holders of the Company		**140**	155	345	(150)	195
Minority interest		**8**	8	14	–	14
		148	163	359	(150)	209
Earnings per share						
From continuing operations:						
Basic	7	5.6p	6.3p			5.0p
Diluted	7	5.6p	6.3p			5.0p
From continuing and discontinued operations:						
Basic	7	6.5p	7.2p			9.0p
Diluted	7	6.5p	7.2p			9.0p

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE SIX MONTHS ENDED 31 MARCH 2006

	Notes	2006 Unaudited £m	2005 Unaudited £m	Year ended 30 September 2005 Audited £m
Fair value movement on cash flow hedges (net of deferred tax)		**3**	4	5
Transfer to profit or loss from equity on cash flow hedges (net of deferred tax)		**(1)**	–	–
Currency translation differences		**–**	(5)	14
Income tax in translation reserve relating to currency translation		**–**	–	2
Actuarial losses on post-retirement employee benefits		**–**	–	(157)
Deferred tax relating to actuarial losses on post-retirement employee benefits		**–**	–	35
Deferred income tax on items previously recognised in equity		**(4)**	(4)	(12)
Current income tax on items previously recognised in equity		**4**	4	10
Net income/(expense) recognised in equity		**2**	(1)	(103)
Profit for the financial period		**148**	163	209
Total recognised income and expense for the period	8	**150**	162	106
Attributable to:				
Equity holders of the Company		**141**	154	92
Minority interest		**9**	8	14
		150	162	106

CONSOLIDATED BALANCE SHEET
AS AT 31 MARCH 2006

	Notes	31 March 2006 Unaudited £m	31 March 2005 Unaudited £m	30 September 2005 Audited £m
Assets				
Non-current assets				
Goodwill		**3,434**	4,276	4,220
Other intangible assets		**167**	156	168
Property, plant and equipment		**928**	1,711	1,657
Interests in associates		**50**	35	51
Deferred tax assets		**200**	194	198
Trade and other receivables		**137**	139	140
Derivative financial instruments		**29**	30	44
		4,945	6,541	6,478
Current assets				
Inventories		**241**	264	253
Trade and other receivables		**1,544**	1,620	1,574
Overseas tax recoverable		**4**	10	9
Derivative financial instruments		**6**	3	2
Cash and cash equivalents		**231**	242	281
		2,026	2,139	2,119
Assets included in disposal groups held for sale	6	**1,663**	–	–
Total assets		**8,634**	8,680	8,597
Liabilities				
Current liabilities				
Short-term borrowings		**218**	162	150
Derivative financial instruments		**7**	18	20
Current tax liabilities		**309**	363	334
Trade payables and other payables		**2,196**	2,256	2,437
Provisions		**10**	10	10
		2,740	2,809	2,951
Non-current liabilities				
Long-term borrowings		**2,536**	2,688	2,580
Derivative financial instruments		**7**	10	2
Post-employment benefit obligations		**553**	433	555
Provisions		**143**	133	143
Deferred tax liabilities		**18**	17	17
Other liabilities		**100**	207	71
		3,357	3,488	3,368
Liabilities included in disposal groups held for sale	6	**235**	–	–
Total liabilities		**6,332**	6,297	6,319
Net assets		**2,302**	2,383	2,278
Equity				
Share capital		**216**	216	216
Share premium account		**94**	93	94
Capital redemption reserve		**9**	9	9
Less: own shares		**(1)**	(1)	(1)
Other reserves		**4,161**	4,091	4,137
Retained earnings		**(2,204)**	(2,050)	(2,204)
Total equity shareholders' funds		**2,275**	2,358	2,251
Minority interests		**27**	25	27
Total equity	8	**2,302**	2,383	2,278

CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 31 MARCH 2006

	Notes	31 March 2006 Unaudited £m	31 March 2005 Unaudited £m	Year ended 30 September 2005 Audited £m
Cash generated from operations	10	**345**	346	751
Interest paid		**(87)**	(78)	(161)
Interest element of finance lease rentals		**(1)**	(2)	(3)
Tax received		**5**	13	23
Tax paid		**(54)**	(46)	(93)
Net cash from operating activities for continuing operations		**208**	233	517
Net cash from operating activities for discontinued operations		**33**	22	131
Net cash from operating activities		**241**	255	648
Cash flow from investing activities				
Purchase of subsidiary companies and investments in associated undertakings		**(31)**	(98)	(121)
Proceeds from sale of subsidiary companies and associated undertakings		**31**	–	75
Purchase of property, plant and equipment		**(128)**	(140)	(253)
Proceeds from sale of property, plant and equipment		**13**	11	36
Purchase of intangible assets		**(13)**	(4)	(20)
Dividends received from associated undertakings		**1**	2	4
Interest received		**4**	1	4
Net cash used in investing activities by continuing operations		**(123)**	(228)	(275)
Net cash used in investing activities by discontinued operations		**(35)**	(36)	(61)
Net cash used in investing activities		**(158)**	(264)	(336)
Cash flow from financing activities				
Proceeds from issue of ordinary share capital		**–**	–	1
Net increase/(decrease) in borrowings		**16**	172	(32)
Repayment of obligations under finance leases		**(8)**	(11)	(16)
Equity dividends paid		**(140)**	(134)	(205)
Dividends paid to minority interests		**(5)**	(6)	(16)
Net cash used in financing activities – continuing operations		**(137)**	21	(268)
Net (decrease)/increase in cash and cash equivalents	11	**(54)**	12	44
Cash and cash equivalents at beginning of the period		**281**	233	233
Exchange gains and losses on cash and cash equivalents		**4**	(3)	4
Cash and cash equivalents at end of the period		**231**	242	281

RECONCILIATION OF FREE CASH FLOW FROM CONTINUING OPERATIONS
FOR THE SIX MONTHS ENDED 31 MARCH 2006

	31 March 2006 £m	31 March 2005 £m	Year ended 30 September 2005 £m
Net cash from operating activities for continuing operations	**208**	233	517
Purchase of property, plant and equipment	**(128)**	(140)	(253)
Proceeds from sale of property, plant and equipment	**13**	11	36
Purchase of intangible assets	**(13)**	(4)	(20)
Dividends received from associated undertakings	**1**	2	4
Interest received	**4**	1	4
Dividends paid to minority interests	**(5)**	(6)	(16)
Free cash flow – continuing operations	**80**	97	272

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 31 MARCH 2006

1 Basis of preparation
The accounting policies and methods of computation used in the preparation of the interim financial information are the same as those set out in 'Adoption of International Financial Reporting Standards 'IFRS': Preliminary restatement of 2005 financial information', a separate document published in the Investor Relations section of the Group website (www.compass-group.com) on 1 March 2006 and which is also available on request. Financial information for the year ended 30 September 2005 and for the six months ended 31 March 2005, presented as comparative figures in this report, has been restated from UK Generally Accepted Accounting Principles ('UK GAAP') on the basis of these accounting policies. Further disclosures concerning the impact of IFRS on the financial statements of the Group can also be found in that document including the reconciliations required by IFRS 1 'First time adoption of International Financial Reporting Standards'.

In accordance with the requirements of IFRS 5 'Non-current assets held for sale and discontinued operations', the IFRS consolidated income statements and consolidated cash flow statements for 2005 previously presented have been amended to reflect the classification of certain operations as discontinued, as shown in note 6.

The unaudited interim financial statements for the six months ended 31 March 2006, which were approved by the Board of directors on 15 May 2006, do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985. The Annual Report for the year ended 30 September 2005, which was prepared under UK GAAP, contained an unqualified audit report and has been filed with the Registrar of Companies. The Group will be presenting its 30 September 2006 consolidated financial statements in accordance with applicable International Financial Reporting Standards ('IFRS') which are effective (or available for early adoption) at that date.

2 Segmental reporting	North America £m	United Kingdom £m	Continental Europe £m	Rest of the World £m	Middle East military £m	Eliminations £m	Total £m
Revenue							
Six months ended 31 March 2006							
External revenue	**2,283**	**1,006**	**1,518**	**857**	**31**	**–**	**5,695**
Inter-segment revenue	**–**	**3**	**8**	**8**	**–**	**(19)**	**–**
Total revenue	**2,283**	**1,009**	**1,526**	**865**	**31**	**(19)**	**5,695**
Six months ended 31 March 2005							
External revenue	1,881	984	1,490	684	103	–	5,142
Inter-segment revenue	–	–	12	1	–	(13)	–
Total revenue	1,881	984	1,502	685	103	(13)	5,142
Year ended 30 September 2005							
External revenue	3,869	1,999	2,910	1,500	175	–	10,453
Inter-segment revenue	–	–	26	5	–	(31)	–
Total revenue	3,869	1,999	2,936	1,505	175	(31)	10,453

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

2 Segmental reporting continued

	North America £m	United Kingdom £m	Continental Europe £m	Rest of the World £m	Middle East military £m	Eliminations £m	Total £m
Operating profit							
Six months ended 31 March 2006							
Operating profit	**125**	**56**	**92**	**25**	**1**	**(41)**	**258**
Share of profit of associates	**1**	**1**	**–**	**–**	**–**	**–**	**2**
Segment result	**126**	**57**	**92**	**25**	**1**	**(41)**	**260**
Six months ended 31 March 2005							
Operating profit	108	61	100	22	16	(33)	274
Share of profit of associates	–	–	–	–	–	–	–
Segment result	108	61	100	22	16	(33)	274
Year ended 30 September 2005							
Operating profit before exceptional items	218	117	170	53	34	(58)	534
Exceptional items	2	(1)	(107)	–	(45)	(2)	(153)
Operating profit after exceptional items	220	116	63	53	(11)	(60)	381
Share of profit of associates	–	–	–	–	–	–	–
Segment result	220	116	63	53	(11)	(60)	381

3 Finance costs	2006 £m	2005 £m	Year ended 30 September 2005 £m
Loans and overdrafts	**76**	69	133
Finance lease interest	**1**	1	3
	77	70	136
Unrealised net gains on financial instruments	**(7)**	(1)	(1)
Unwinding of discount on put options	**3**	3	6
Interest on pension scheme liabilities net of expected return on scheme assets	**6**	7	14
Translation (gains)/losses on foreign currency borrowings	**–**	(7)	4
	79	72	159

4 Exceptional items

Exceptional items are disclosed and described separately in the interim financial statements where it is necessary to do so to provide further understanding of the financial performance of the Group. They are material items of income or expense that have been shown separately due to their nature or amount.

	2006 £m	2005 £m	Year ended 30 September 2005 £m
Middle East military	**–**	–	45
Impairment of goodwill – Italy	**–**	–	107
Loss on disposal of businesses	**–**	–	1
	–	–	153

The Group is reducing the scale of its military catering operations in the Middle East. In the year ended 30 September 2005, related asset write-offs and provisions resulted in an exceptional charge of £45 million. In addition, the goodwill arising on the acquisition of Onama in Italy was impaired following a review of the profitability of the business. In 2005, the Group also disposed of 75% of Au Bon Pain in North America and the Gatwick Meridien hotel in the UK and paid further costs relating to previous disposals resulting in a net loss of £1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

5 Tax
The tax charge for the period is based on an estimated full year effective tax rate of 30.0% (last full year 28.1% before exceptional items).

	2006 £m	2005 £m	Year ended 30 September 2005 Before exceptional items £m	Exceptional items £m	Total £m
Tax on continuing operations					
UK tax	**11**	17	31	(2)	29
Overseas tax	**44**	42	75	(1)	74
Total	**55**	59	106	(3)	103

6 Discontinued operations
Following the decision to focus on its core contract catering business the Group entered into an agreement to dispose of its Inflight catering operations, which operated principally in Continental Europe. The disposal was completed on 19 December 2005, on which date control of the business passed to the acquirer. Accordingly, the results of these operations have been classified as discontinued. The gain/loss on disposal after tax amounted to £nil.

As described in note 13 below, the Group announced on 9 April 2006 that it had agreed to sell its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together, 'SSP'). The sale will complete during the second half of the 2006 financial year and will be recognised at that point. Accordingly, the results of these operations have also been classified as discontinued.

	2006 £m	2005 £m	Year ended 30 September 2005 £m
External revenue	**897**	901	1,941
Profit before tax	**27**	26	120
Income tax expense	**(8)**	(7)	(34)
Profit for the period from discontinued operations	**19**	19	86

The major classes of assets and liabilities of SSP classified as held for sale on 31 March 2006 are as follows:

	2006 £m	2005 £m	30 September 2005 £m
Goodwill	**813**	–	–
Property, plant and equipment	**745**	–	–
Inventories	**27**	–	–
Trade and other receivables	**56**	–	–
Other assets	**22**	–	–
Assets included in disposal groups held for sale	**1,663**	–	–
Trade and other payables	**199**	–	–
Other liabilities	**36**	–	–
Liabilities included in disposal groups held for sale	**235**	–	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

7 Earnings per share
The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the period. The adjusted earnings per share figures have been calculated based on earnings excluding the effect of exceptional items and discontinued activities; these are disclosed to show the underlying trading performance of the Group.

	2006 £m	2005 £m	Year ended 30 September 2005 £m
Profit for the period attributable to equity holders of the Company	**140**	155	195
less: profit for the period from discontinued operations	**(19)**	(19)	(86)
Attributable profit for the period from continuing operations	**121**	136	109
Exceptional items (net of tax)	**–**	–	150
Attributable profit for the period before exceptional items from continuing operations	**121**	136	259

	Millions of ordinary shares of 10p each	Millions of ordinary shares of 10p each	Millions of ordinary shares of 10p each
Average number of shares for basic earnings per share	**2,156**	2,155	2,156
Dilutive share options	**2**	1	2
Average number of shares for diluted earnings per share	**2,158**	2,156	2,158

Basic earnings per share	pence	pence	pence
From continuing and discontinued operations	**6.5**	7.2	9.0
less: from discontinued operations	**(0.9)**	(0.9)	(4.0)
From continuing operations	**5.6**	6.3	5.0
Effect of exceptional items (net of tax)	**–**	–	7.0
From continuing operations before exceptional items	**5.6**	6.3	12.0
Diluted earnings per share			
From continuing and discontinued operations	**6.5**	7.2	9.0
less: from discontinued operations	**(0.9)**	(0.9)	(4.0)
From continuing operations	**5.6**	6.3	5.0
Effect of exceptional items (net of tax)	**–**	–	7.0
From continuing operations before exceptional items	**5.6**	6.3	12.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

8 Reconciliation of movements in total shareholders' equity

	2006 £m	2005 £m	Year ended 30 September 2005 £m
Opening total shareholders' equity	**2,278**	2,269	2,269
Total recognised income and expense	**150**	162	106
Dividends paid (Note 9)	**(140)**	(134)	(205)
Issue of shares	**–**	–	1
Other movements in total shareholders' equity	**14**	86	107
Closing total shareholders' equity	**2,302**	2,383	2,278

9 Dividends

The interim dividend of 3.4p per share (2005: 3.3p per share) will be payable on 7 August 2006 to shareholders on the register at the close of business on 14 July 2006. The dividend was approved by the Board after the balance sheet date, and has thus not been reflected as a liability in these interim financial statements. The dividends paid in the periods presented were as follows:

	2006 £m	2005 £m	Year ended 30 September 2005 £m
Dividends on ordinary shares of 10p each			
Final 2004 - 6.2p per share paid 14 March 2005	**–**	134	134
Interim 2005 - 3.3p per share paid 15 August 2005	**–**	–	71
Final 2005 - 6.5p per share paid 6 March 2006	**140**	–	–
	140	134	205

10 Reconciliation of operating profit to cash generated by operations

	2006 £m	2005 £m	Year ended 30 September 2005 £m
Operating profit from continuing operations	**258**	274	381
Adjustments for:			
Exceptional items	**–**	–	153
Depreciation of property, plant and equipment	**102**	102	220
Amortisation of intangible assets	**15**	10	21
Loss/(gain) on disposal of property, plant and equipment	**1**	–	(7)
Decrease in provisions	**(3)**	(3)	(25)
Other non-cash items (net)	**15**	22	45
Operating cash flows before movement in working capital	**388**	405	788
Increase in inventories	**(10)**	(8)	(6)
Increase in receivables	**(42)**	(161)	(112)
Increase in payables	**9**	110	81
Cash generated by operations	**345**	346	751

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

11 Reconciliation of net cash flow to movement in net debt

	2006 £m	2005 £m	Year ended 30 September 2005 £m
Net (decrease)/increase in cash and cash equivalents	**(54)**	12	44
Cash (inflow)/outflow from changes in debt and lease financing	**(8)**	(161)	48
Valuation movements and other non-cash changes	**16**	24	32
Changes in finance leases	**(6)**	(8)	(12)
Foreign exchange movements	**(25)**	41	(26)
(Increase)/decrease in net debt during the period	**(77)**	(92)	86
Opening net debt	**(2,425)**	(2,511)	(2,511)
Closing net debt	**(2,502)**	(2,603)	(2,425)

The table above is presented as additional information to show movement in net debt, defined as overdrafts, bank and other borrowings and finance leases, net of cash and cash equivalents.

12 Contingent liabilities
On 21 October 2005 the Group announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ('ESS') (a member of the Group), IHC Services Inc. ('IHC') and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006 it was announced that the investigation had concluded. The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Group. IHC's relationship with the UN and ESS is part of wider and on-going investigations into the UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, the United States Congress and the UN itself, and with which the Group is co-operating fully.

In addition, lawsuits have been filed in connection with the matters covered by this investigation in the United States District Court, Southern District of New York, by two competitors of the Group, ES-KO International Inc ('ES-KO') and Supreme Foodservice AG ('Supreme'), on 28 March 2006 and 6 March 2006 respectively. The ES-KO complaint lists the Group as one of 14 named and various unnamed defendants and in it, ES-KO claims lost profits of $123m, plus exemplary and punitive damages. The Supreme lawsuit lists the Group as one of 13 named defendants and makes similar allegations against the Group. The total claimed by Supreme (including exemplary and punitive damages) is stated to be in an amount 'exceeding $125 million'. The total amounts claimed in both lawsuits bear no relation to the value of the UN contracts awarded to ESS. Both sets of proceedings are in their very early stages and will be resolutely defended.

No provision has been made in these accounts in respect of these matters and it is not currently possible to quantify any potential liability which may arise. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
CONTINUED

13 Events after the balance sheet date
Following the decision to focus on its core contract catering business, the Company announced on 9 April that it had agreed to sell its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together, 'SSP'). The transaction has been structured as a combined sale of Moto, the UK motorway services business, to a consortium led by Macquarie Bank and the remainder of the SSP business to companies controlled by EQT for an aggregate consideration of £1,822 million on a debt and cash free basis, subject to certain closing adjustments.

The Company announced on 23 January 2006 that a put option requiring the Group to purchase the remaining 51% interest in Levy Restaurants for a consideration of $250 million in cash, had been exercised. The completion of this acquisition took place on 18 April 2006.

14 Exchange rates
Exchange rates for major currencies used during the period were:

	Translation rate for six months ended 31 March 2006	Closing rate as at 31 March 2006
Australian Dollar	2.36	2.43
Canadian Dollar	2.03	2.03
Danish Krone	10.91	10.70
Euro	1.46	1.43
Japanese Yen	204.55	204.66
Norwegian Krone	11.62	11.38
Swedish Krona	13.76	13.52
Swiss Franc	2.28	2.27
US Dollar	1.75	1.73

SHAREHOLDER INFORMATION

Registrars and transfer office
All matters relating to the administration of shareholdings should be directed to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, telephone within the UK: 0870 162 3100 and from overseas: +44 20 8639 2157; email: ssd@capitaregistrars.com.

Shareholders that receive duplicate mailings because they have multiple holdings can write to the Registrars requesting that the holdings be amalgamated. By logging on to www.capitaregistrars.com and selecting Shareholder Services, shareholders can access a range of online services including registering to receive future corporate documents by email. Access to some areas is by investor code only and shareholders are advised to refer to their share certificates for details.

Share dealing service
Compass Group has arranged share dealing services with Capita Registrars which provides a telephone and online share dealing service for UK resident shareholders in Compass Group. To deal, shareholders must provide details of surname, postcode, date of birth and investor code (set out in share certificates). To use the service telephone 0870 458 4577 or visit www.capitadeal.com

Individual Savings Accounts (ISAs)
Compass Group has introduced corporate sponsored Maxi and Mini ISAs. The ISAs offer UK resident shareholders a simple low-cost and tax efficient way to invest in the Company's shares. Full details together with a form of application are available from HSBC Trust Company (UK) Limited, Corporate Personal Equity Plans & Individual Savings Accounts, 1st Floor, Courtwood House, Silver Street Head, Sheffield S1 2BH, telephone 0845 745 6123.

Share price information
The current price of Compass Group shares is available on Ceefax, Teletext, FTCityline (operated by the Financial Times), telephone 0906 843 3250 and Compass Group's corporate website.

ShareGift
ShareGift is a charity share donation scheme for shareholders administered by the Orr Mackintosh Foundation. It is particularly useful for those shareholders that may wish to dispose of a small quantity of shares where the market value makes it uneconomic to sell on a commission basis. Further information can be obtained from ShareGift telephone 020 7337 0501 or from its website at www.sharegift.org

American Depositary Receipts (ADRs)
Compass Group has an ADR programme. Each ADR is equivalent to one Compass Group ordinary share and trades under the symbol CMPGY. Further information can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, telephone: within the US toll free 1-888 BNY-ADRS and from overseas +1 610 382 7836, email: shareowners@bankofny.com and from websites: www.adrbny.com and www.stockbny.com

Unsolicited mail
Compass Group is legally obliged to make its register of members available to the public. As a consequence of this some shareholders might have received unsolicited mail. Shareholders wishing to limit the amount of such mail should write to the Mailing Preference Service, FREEPOST 29 LON20771, London W1E 0ZT. Alternatively shareholders may register online at www.mpsonline.org-uk or request an application form by calling 0845 703 4599.

Annual General Meeting voting results
Shareholders voted in favour of all resolutions proposed at the AGM held on 10 February 2006. Details of proxy votes received were disclosed to shareholders attending the meeting and are available on the Company's website and upon request from the Company Secretary.

SHAREHOLDER INFORMATION
CONTINUED

Chairman
Sir Francis Mackay

Group Chief Executive
Michael Bailey (to 31 May 2006)
Richard Cousins (from 1 June 2006)

Group Finance Director
Andrew Martin

Non-Executive Directors
Peter Blackburn CBE

Peter Cawdron
Deputy Chairman

Sir Roy Gardner
Senior Independent Director

Val Gooding CBE

Sven Kado

Steve Lucas

Company Secretary
Tim Mason

Registered Office
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956

Corporate website
www.compass-group.com

Designed & produced by Carnegie Orr +44 (0)20 7610 6140
Printed in the UK by St Ives Westerham Press

It is our policy to produce the document constituting our annual and interim reports with a minimum impact on the environment. To this end the paper used is 100% chlorine free woodpulp from sustainable forests, using thinnings and waste from the timber industry and is totally recyclable and biodegradable. Our printers are fully accredited to the ISO 14001 environmental management system and are a CarbonNeutral® company. They utilise vegetable based inks and operate a direct computer to plate repro system, eliminating the need for film with its chemicals such as developer and acid fixers.

COMPASS
GROUP

Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956

www.compass-group.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the UK Financial Services and Markets Act 2000 if you are in the United Kingdom, or if not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Compass Shares, please forward this document, together with the accompanying document, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. If you have sold part only of your holding of Compass Shares please consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

Citigroup Global Markets Limited, which is authorised and regulated in the United Kingdom by The Financial Services Authority, is exclusively acting for Compass in relation to the matters described in this document and is not advising any other person and accordingly will not be responsible to any person other than Compass for providing the protections afforded to the customers of Citigroup or for advice in relation to the matters described in this document.

COMPASS
GROUP

COMPASS GROUP PLC

(Incorporated and registered in England and Wales under the Companies Act 1985 with registered number 04083914)

Disposal of Select Service Partner
and Notice of Extraordinary General Meeting

Your attention is drawn to the letter to shareholders from the Chairman of Compass which is set out on page 4 of this document. This document contains the recommendation that you vote in favour of the resolution to be proposed at the extraordinary general meeting ("EGM") referred to below.

Notice of the EGM of Compass to be held at 10.00am on Tuesday, 9 May 2006 is set out at the end of this document.

A form of proxy to be used in connection with the Resolution to be proposed at the EGM accompanies this circular. Whether or not you intend to attend the EGM in person, you are requested to complete the Form of Proxy in accordance with the instructions printed on it and return it as soon as possible by post or (during normal business hours only) by hand but, in any event, so as to be received by Compass's registrars, Capita Registrars, **no later than 10.00am on Sunday, 7 May 2006**.

Electronic proxy appointment is available for this EGM. This facility enables Compass Shareholders to lodge their proxy appointment by electronic means on a website provided by Capita Registrars via www.capitaregistrars.com. Further details are set out in the notes to the Form of Proxy. The deadline for receipt of electronic proxies is no later than **10.00am on Sunday, 7 May 2006.**

Your attention is drawn to the risk factors set out in Part II of this document.

A summary of the action to be taken by Compass Shareholders is set out on page 7 of this document and in the Notice of Extraordinary General Meeting set out at the end of this document. The completion and return of the completed Form of Proxy will not prevent you from attending the EGM and voting in person (in substitution for your proxy vote) if you so wish (and are so entitled).

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUANCE OR TRANSFER OF THE SECURITIES REFERRED TO IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

CONTENTS

	Page
Expected Timetable of Principal Events	2
Directors, Company Secretary and Advisers	3
Part I — Letter from the Chairman of Compass	4
Part II — Risk Factors	8
Part III — Summary of the Principal Terms and Conditions of the Disposal	13
Part IV — Financial Information on SSP	16
Part V — Unaudited Pro Forma Statement of Net Assets for the Group	18
Part VI — Additional Information	21
Definitions	29
Notice of Extraordinary General Meeting	32

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of Forms of Proxy for the EGM	**10.00am on Sunday, 7 May 2006**
Extraordinary General Meeting	**10.00am on Tuesday, 9 May 2006**
Expected Closing of the Disposal	**On or before 30 June 2006**

1. If any of the above times and/or dates change, the revised times and/or dates will be notified to Compass Shareholders by announcement through the Regulatory Information Service of the London Stock Exchange. The timing of these steps assumes that the date of Closing will be on or before 30 June 2006. The timing of Closing is, however, dependent upon, amongst other things, receipt of regulatory clearances and if there is any delay in the process of obtaining such clearances this date may change and timing of the above steps will need to be changed to reflect this.
2. All references in this document are to London times unless otherwise stated.

DIRECTORS, COMPANY SECRETARY AND ADVISERS

Directors	Sir Francis Mackay (*Chairman until Summer 2006*) Michael Bailey (*Group Chief Executive until 31 May 2006*) Peter Blackburn CBE (*Non-executive Director*) Peter Cawdron (*Non-executive Director and Deputy Chairman*) Sir Roy Gardner (*Senior Independent Non-executive Director; Chairman from Summer 2006*) Val Gooding CBE (*Non-executive Director*) Sven Kado (*Non-executive Director*) Steve Lucas (*Non-executive Director*) Andrew Martin (*Group Finance Director*) Richard Cousins (*Proposed Director*) (*Director from 2 May 2006; Chief Executive Officer from 1 June 2006*)
Company Secretary	Tim Mason
Registered Office	Compass House Guildford Street Chertsey Surrey KT16 9BQ
Sponsor and Financial Adviser	Citigroup Global Markets Limited Citigroup Centre 33 Canada Square Canary Wharf London E14 5LB
Solicitors	Freshfields Bruckhaus Deringer 65 Fleet Street London EC4Y 1HS
Reporting Accountants	Deloitte & Touche LLP Hill House 1 Little New Street London EC4A 3TR
Registrars	Capita Registrars The Registry 34 Beckenham Road Beckenham Kent BR3 4TU

LETTER FROM THE CHAIRMAN OF COMPASS

COMPASS
GROUP

21 April 2006

Dear Shareholder,

Disposal of Select Service Partner

1. Introduction

On 9 April 2006, Compass announced that it had entered into an agreement to sell SSP, its travel concession catering business, including Creative Host Services in the United States, to the Purchasers for an aggregate consideration of £1,822 million on a cash free, debt free basis, subject to certain closing adjustments. The Disposal has been structured as a combined inter-conditional sale of the UK motorway services business, in consideration for the payment of £582 million, to the Moto Purchaser (as part of a consortium led by Macquarie Bank) and the remainder of SSP, in consideration for the payment of £1,240 million, to the SSP Purchasers (controlled by the private equity group, EQT). Part III of this document sets out the principal terms of the Disposal in further detail.

The Disposal is conditional, amongst other things, upon obtaining clearances from European Union, United States and Russian anti-trust authorities and on obtaining the approval of Compass Shareholders at the EGM. The anti-trust clearances are expected to be obtained on or before 30 June 2006. The Disposal, due to its size, requires shareholder approval under the Listing Rules. The purpose of this letter is to provide you with details of the Disposal, to explain why your Board believes it to be in the interests of Compass and its shareholders, and to ask Compass Shareholders to vote in favour of this proposal at the EGM, which is being convened at 10.00am on Tuesday, 9 May 2006 for this purpose.

A notice is set out at the end of this document convening the EGM at which a resolution will be proposed to approve the Disposal.

2. Background to and reasons for the Disposal

The Company is executing a strategy announced in September 2005 to focus on its core contract catering operations and to continue to build on the growth in support services. The Board believes that in the longer term this focus will improve the Group's financial performance and drive greater value for shareholders.

The Company has targeted a three-year improvement in return on capital employed between 2006 and 2008. The Disposal should deliver a one-time step up in return on capital employed, which shows the Group's commitment to this strategy.

The Continuing Group will retain exclusive use of the key SSP brands in its core contract catering markets through a franchise agreement with SSP for an initial period of seven years (as detailed in Part VI of this document) and economies of scale in purchasing through a purchasing services agreement with SSP (as detailed in Part VI of this document).

3. Information on SSP

SSP represents one of the market leaders in travel concessions catering. It has market leading positions in many of the 26 countries in which it operates and provides catering for roadside, railway and

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered in England, Registered Number 4083914, VAT number 466/4777/01

airport concessions, principally in the UK, Continental Europe and the United States. SSP operates catering and retail concessions at over 600 sites and manages over 2,000 catering and retail units worldwide. The Company will retain a small part of the travel concession catering business, mainly comprising the operation of motorway businesses in Japan and Portugal and airport concessions in other locations such as Australia, South Africa and Brazil, which are very closely integrated with the rest of the Compass Group's business. This will be in addition to the Continuing Group's existing activities consisting of its contract catering operations and support services.

Summary financial information as reported under UK GAAP in respect of SSP for the years ended 30 September 2003, 30 September 2004 and 30 September 2005 is set out below.

	Year ended 30 September		
	2003	2004	2005
	£ million	£ million	£ million
Turnover	1,567	1,627	1,804
Operating costs, less other income	(1,462)	(1,522)	(1,690)
Total operating profit before goodwill amortisation, interest and tax	105	105	114
Goodwill amortisation	(46)	(47)	(49)
Profit before interest and tax	59	58	65

The gross and net assets of SSP as at 30 September 2005 were £1,663 million and £1,388 million respectively.

The financial information set out in this paragraph has been extracted without material adjustment from Part IV of this document.

Shareholders should read the whole of this document, including the financial information on SSP in Part IV, and should not solely rely on the key or summarised financial information as set out above and in paragraph 4 below.

4. Principal terms of the Disposal

Under the Disposal Agreement, which was signed on 8 April 2006, the Sellers have agreed to sell the Moto Sale Companies to the Moto Purchaser and the SSP Sale Companies to the SSP Purchasers.

The purchase price for SSP is £1,822 million (before costs associated with the transaction) on a cash free, debt free basis. The purchase price is subject to certain closing adjustments, as explained in Part III of this document.

The Disposal Agreement contains warranties and indemnities given to both the SSP Purchasers and the Moto Purchaser, which are usual for a transaction of this nature.

The Disposal, which is expected to be completed on or before 30 June 2006, is conditional, amongst other things, upon the approval of Compass Shareholders at the EGM. The parties shall each be entitled to terminate the Disposal Agreement if the conditions to the Disposal Agreement are not met on or before 8 July 2006.

Further information on the Disposal is set out in Part III of this document.

5. Financial effects of the Disposal

The gross cash proceeds from the Disposal will amount to approximately £1,822 million before any closing adjustments (as referred to in Part III of this document).

In estimating the net proceeds of the Disposal, the Board estimates that tax and transaction charges arising from the Disposal will be approximately £180 million. Compass will also retain all accrued UK pension liabilities in relation to the employees of SSP (other than in relation to the Rail Gourmet Section).

Following payment of the taxation and transaction charges the remaining proceeds are intended to be utilised as follows:

Return of cash to shareholders

Approximately £500 million will be returned to shareholders by way of share buy-back. It is anticipated that the share buy-back will occur over the next 12 to 18 months.

Cash in respect of the UK pension plans

Approximately £275 million will be used to contribute to the Compass Pension Scheme and the Compass Group Final Salary Pension Plan. The amounts to be contributed have been agreed with the Trustees of Compass's UK pension plans and the UK Pensions Regulator. As at 30 September 2005, the Group's deficit in relation to those schemes was £342 million and in relation to all schemes was £555 million (under accounting standard IAS 19).

Acquisition of remaining interest in Levy Restaurants

As previously announced in January 2006, $250 million (£143 million) will be used to fund the buy-out of the remaining 51% of the Levy Restaurants business in the United States. The completion of this acquisition took place on 18 April 2006.

Repayment of debt

The remainder of the net proceeds will be used to reduce net debt.

The Disposal will reduce the Group's earnings for the financial year ending 30 September 2006. A pro forma statement of net assets, showing the position of Compass following the Disposal, as if it had taken place on 30 September 2005, is set out in Part V of this document.

6. Current trends in trading and prospects

On 28 March 2006, the Company issued a trading update prior to the close period and ahead of its interim results for the six months to 31 March 2006. The following statement (as extracted from the trading update) on current trading was made, which remains the Company's opinion of current trading, on the basis the Disposal has taken place, as at the date of this circular and in respect of the current financial year to 30 September 2006:

"Trading

Further to the Chairman's statement at the AGM in February 2006, we anticipate the Group will trade in line with expectations for the six months to 31 March 2006. The Group continues to see good levels of new business and contract retention. The focus remains on improving operating and capital efficiency and driving free cash flow. In achieving the targeted £50m of overhead savings, the majority of the restructuring costs will be incurred in the first half of 2006, with the benefits more weighted towards the second half. Trading in North America remains strong across all sectors, and has been driven by new business wins and high contract retention levels. In the UK, trading is developing in line with our expectations across the main business sectors. As previously outlined, the State Education sector is still the most challenging as we continue to work with our clients to manage the transition to healthier eating. Our priority remains the improvement of the overall performance of the UK contract business, particularly through renegotiating or exiting poorer performing contracts. In Continental Europe, the macro-economic environment remains challenging with turnover growth currently at similar levels to 2005. Against this backdrop, our emphasis remains on cost-management, including capital expenditure and contract retention. In the Rest of the World, our ongoing businesses, particularly in Australasia and South America, continue to trade strongly driven by new business wins and improved throughput. As previously indicated, the scaling-back of our Middle East military business is on track to be completed by mid-2006."

7. Risk Factors

Compass Shareholders should consider fully and carefully the risk factors associated with the Continuing Group and SSP. Your attention is drawn to the risk factors set out in Part II of this document.

8. Extraordinary General Meeting

An EGM is being convened at 10.00am on Tuesday, 9 May 2006 at the Law Society, 113 Chancery Lane, London WC2A 1PL for the purpose of seeking shareholder approval of the Disposal.

9. Action to be taken

A form of proxy to be used in connection with the EGM accompanies this document. **Whether or not you intend to attend the EGM in person, you are requested to complete the Form of Proxy in accordance with the instructions printed on it and return it as soon as possible by post or (during normal business hours only) by hand but, in any event, so as to be received by Compass's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, no later than 10.00am on Sunday, 7 May 2006.**

Electronic proxy appointment is available for this EGM. This facility enables Compass Shareholders to lodge their proxy appointment by electronic means on a website provided by Capita Registrars via www.capitaregistrars.com. The deadline for receipt of electronic proxies is no later than 10.00am on Sunday, 7 May 2006.

10. Further information

The expected timetable of principal events for the Disposal is set out on page 2 of the document to which this letter forms part. Further information regarding the Disposal is set out in Part III of this document.

Shareholders are advised to read the whole of this document and not merely rely on the summarised information set out in this letter.

11. Recommendation to Shareholders

The Board has received financial advice from Citigroup in relation to the Disposal. In giving its financial advice to the Board, Citigroup has relied on the Board's commercial assessment of the Disposal.

Your Board considers the Disposal to be in the best interests of Compass and Compass Shareholders as a whole. Accordingly, your Board recommends unanimously that shareholders vote in favour of the Resolution to be proposed at the EGM, as all Directors intend to do in respect of their beneficial shareholdings, which at the date of this circular amount to 6,002,369 Compass Shares representing 0.283 per cent. of Compass's issued ordinary share capital.

Yours sincerely,



Sir Francis Mackay
Chairman

PART II
RISK FACTORS

This Part II raises certain risks to which the Continuing Group and SSP are exposed, which could adversely affect the business, results of operations, cash flow, financial condition, turnover, profits, assets, liquidity, and capital resources of the Continuing Group and/or SSP, as appropriate. Prior to voting on the Disposal, Compass Shareholders should consider these risks fully and carefully, together with all other information set out in this document.

Additional risks and uncertainties currently unknown to the Group, or which the Group currently deems immaterial, may also have an adverse effect on the financial condition or business of the Continuing Group and/or SSP.

PART A: RISKS ASSOCIATED WITH THE CONTINUING GROUP

The Disposal

Failure to complete the Disposal and exposure under the Disposal Agreement

Closing of the sale of SSP is subject to approval of the Compass Shareholders at the EGM and to the approval of various anti-trust and competition regulators in Europe, the United States and Russia (details of which are set out more fully in Part III of this document). If the Compass Shareholders do not approve the Disposal at the EGM or if any of the other conditions to closing are not met, the Disposal will not complete.

The Disposal Agreement contains certain warranties and indemnities in favour of the Purchasers. The extent to which the Continuing Group will be required in the future to incur costs under any of these warranties or indemnities is not predictable and, if the Continuing Group should incur such costs, these costs could have an adverse effect on its cash flow and financial condition.

The Continuing Group has in the ordinary course of business provided various guarantees for certain of the obligations of the SSP business. The Purchasers have agreed to indemnify the relevant companies in the Continuing Group for any claims arising under such guarantees and to use its reasonable endeavours to get these guarantees released. Unless or until the guarantees are released, the Continuing Group will be taking credit risk on the Purchasers for any claims that may arise under any such guarantees.

Further details of the Disposal Agreement are set out in Part III of this document.

The market/industry

Fluctuations of sales, expenses and operating results

The Continuing Group's sales, expenses and operating results could vary significantly from period to period as a result of a variety of factors, some of which are outside the Continuing Group's control. These factors include general economic conditions, conditions specific to the market, trends in sales, capital expenditure, transportation costs, the level of the minimum wage and other costs, and the introduction of new services by the Continuing Group or its competitors. In response to an ever changing competitive environment, the Continuing Group may elect from time to time to make certain pricing, service or marketing decisions that could have a material adverse effect on its sales, results of operations and financial condition.

Possible volatility of share price

The market price of Compass Shares could be subject to significant fluctuations due to a change in sentiment in the stock market regarding Compass Shares or securities similar to them or in response to various facts and events, variations in the Continuing Group's operating results and business developments of the Continuing Group or its competitors. Further, the trading price of the Compass Shares may be subject to fluctuations in response to many factors, including those referred to in this Part II as well as variations in operating results of the Continuing Group, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, stock market speculations and fluctuations and general economic conditions or changes in political sentiment, each

of which may adversely affect the market price of the Compass Shares, regardless of the Continuing Group's actual performance or conditions in its key markets.

Currency exchange rate fluctuations, particularly in respect of the US dollar and the euro

A number of the Continuing Group's businesses are based in the US and Europe. Fluctuations in exchange rates will therefore impact earnings and, in particular, a weakening of the US dollar or the euro could reduce the Continuing Group's earnings. To minimise this risk, currency swaps are often taken out by the Continuing Group.

Food shortages, and increases in food or other indirect operating costs

The Continuing Group faces fluctuating food prices and limited availability of certain food items during the year. Food price and availability also varies by geographic location. In addition, broader trends in food consumption, such as the recent potential concern about poultry consumption, may from time to time disrupt the Continuing Group's business. The Continuing Group's experience has been that changes in food preferences or shortages, when they occur, may adversely affect profitability at a given location. Although many of the Continuing Group's contracts provide for limited annual price increases for products and services provided by it, the Continuing Group could be adversely impacted during inflationary periods if the rates of contractual increases are lower than the relevant inflation rate.

Competition in this industry

There is significant competition in the foodservice market from companies of varying sizes, several of which have substantial financial resources. The Continuing Group's ability to successfully compete depends on its ability to provide value for its customers by offering them quality services at reasonable prices. Certain of its competitors may be willing to accept a lower profit margin or expend more capital in order to obtain or retain business. Existing or potential clients may also elect to self-operate their foodservice, or to utilise other purchasing arrangements, thereby reducing or eliminating the opportunity for the Continuing Group to serve them or compete for their account.

Regulation

Governmental regulation

Due to the nature of the industry in which the Continuing Group operates and its listing on the London Stock Exchange, the Continuing Group's operations are subject to a variety of international laws, regulations and licensing requirements, including regulations governing such areas as labour, employment, immigration, health and safety, consumer protection and the environment. The regulations relating to each of its food and support service sectors are numerous and complex. A variety of regulations at various governmental levels relating to the handling, preparation and serving of food (including in some cases requirements relating to the temperature of food), and the cleanliness of food production facilities and the hygiene of food handling personnel are enforced primarily at the local public health department level. The cost of compliance with these various regulatory regimes has a significant impact on the Continuing Group's results of operations, and violations of certain regulations could result in the loss of a client contract or fines. There can be no assurance that additional regulation in any of the jurisdictions in which the Continuing Group operates would not limit its activities in the future or significantly increase the cost of regulatory compliance.

The Continuing Group may be required to increase its contributions to cover an increase in the cost of funding future pension benefits or to cover funding shortfalls under the Compass pension schemes

The Continuing Group provides retirement benefits for its former and current employees in the UK through a number of pension schemes. These include two main defined benefit pension schemes, the Compass Pension Scheme and the Compass Group Final Salary Pension Plan. As at 30 September 2005, under accounting standard IAS 19, the schemes had an aggregate deficit of £342 million.

The Continuing Group has agreed with the trustees to make substantial lump sum contributions to both schemes (as referred to in paragraph 5 of Part I) and has obtained Pensions Regulator clearance to the effects of the Disposal on the two schemes. The Continuing Group has also agreed with the trustees to make certain changes to members' future benefits after April 2006 (for example limiting increases to

pensionable pay). Payment of the agreed lump sum contributions together with the proposed reductions to future benefits should improve the funding position of each scheme.

The following issues (many of which are generic risks associated with the operation of UK defined benefit schemes) could adversely affect the funding of the defined benefits under the two Compass pension schemes and materially affect the Continuing Group's funding obligations: (i) poor investment performance of pension fund investments; (ii) the trustees of the Compass pension schemes switching investment strategy to one with a lower weighting of equities; (iii) the new UK funding regime (that will apply to each scheme from the date of the next formal actuarial valuation) is likely to result in an increased employer contribution rate being paid to each scheme; (iv) the trustees of either scheme exercising their power (applicable in circumstances where the schemes are underfunded) to trigger a winding up of the schemes thereby triggering a buy out debt on the employers (although in practice the trustees would presumably be unlikely to exercise this power while the employers continue to fund the schemes and members are accruing future benefits); (v) longer life expectancy (which will make pensions payable for longer and therefore more expensive to provide, whether paid directly from the Compass pension schemes or secured by the purchase of annuities); (vi) adverse annuity rates (which tend, in particular, to depend on prevailing interest rates and life expectancy), as these will make it more expensive to secure pensions with an insurance company; (vii) a change in the actuarial assumptions by reference to which the Continuing Group's contributions are assessed; and (viii) other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which the Continuing Group's past contributions were assessed.

The annual Pension Protection Fund levy will apply to each Compass pension scheme on a risk basis with effect from April 2006 and is likely to result in an increased contribution rate.

Claims of illness or injury associated with the service of food and beverages to the public

Claims of illness or injury relating to food quality or food handling are common in the foodservice industry, and a number of these claims may exist at any given time. As a result the Continuing Group could be adversely affected by negative publicity resulting from food quality or handling claims at one or more of the facilities that it serves. In addition to decreasing its revenues and profitability at its facilities, adverse publicity could negatively impact its service reputation, hindering the ability to renew contracts on favourable terms or to obtain new business.

Provision of Services

Retention and renewal of existing client contracts and ability to attract new clients

The Continuing Group's success depends on its ability to renew contracts with existing clients and to attract new clients. Achieving this goal generally depends on a variety of factors, including the quality, price and responsiveness of its services, its reputation in the market, its ability to market its services effectively and to differentiate itself from its competitors. If the Continuing Group cannot continue to develop its operations through the renewal of existing contracts and the negotiation of new contracts, its financial condition may be adversely affected.

Contract intensive business

The Continuing Group's business is contract intensive and it is a party to many contracts with clients all over the world. Contract terms under which the Continuing Group bases these determinations may be subject to differing interpretations that could result in disputes with its clients from time to time.

Pricing terms under services contracts

Fixed price contracts with the Continuing Group's clients could expose it to losses if estimates of project costs are too low. A material portion of the Continuing Group's services contracts are fixed price contracts. The terms of these contracts require the Continuing Group to guarantee the price of the services it provides and assume the risk that its costs to perform the services and provide the materials will be greater than anticipated. The Continuing Group's profitability on these contracts is therefore dependent on its ability to accurately predict the costs associated with the services it provides. These costs may be affected by a variety of factors, some of which may be beyond the Continuing Group's control. If the Continuing Group is unable to accurately predict the costs of fixed price contracts, certain projects could have lower margins than anticipated.

Management Succession

Compass management succession

In September 2005, it was announced that Sir Roy Gardner would replace Sir Francis Mackay as the Chairman of Compass and in November 2005 it was announced that this would take place by the summer of 2006. Mr Michael Bailey, the current Group Chief Executive also announced his intention to step down. Compass announced on 24 March 2006 the appointment of Mr Richard Cousins who will replace Mr. Bailey. Mr Cousins will join the board of Compass on 2 May 2006 and will become Chief Executive Officer of Compass on 1 June 2006. The reconstitution of the Compass board may affect future strategies of the Continuing Group in relation to its operations.

Litigation and Claims

ESS/UN Investigation

On 21 October 2005 the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ("ESS") (a member of the Group), IHC Services Inc. ("IHC") and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006 it was announced that the investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Compass Group of companies. Although it is currently not possible to quantify the potential liability (if any) which may arise in relation to matters covered by the investigation, formal proceedings have been commenced by ES-KO International Inc and Supreme Foodservice AG, the details of which are contained below under the heading "US lawsuits by ES-KO and Supreme".

IHC's relationship with the UN and ESS is part of wider and on-going investigations into the UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, the United States Congress and the UN itself, and with which the Group is co-operating fully. These investigators have access to sources unavailable to the Group, Freshfields Bruckhaus Deringer and Ernst & Young, and further information may emerge which is inconsistent with or additional to the findings of the Freshfields Bruckhaus Deringer investigation, which could have an adverse impact on the Group.

US lawsuits by ES-KO and Supreme

Lawsuits have been filed in connection with UN contracting in the United States District Court, Southern District of New York, by two competitors of the Company, ES-KO International Inc ("ES-KO") and Supreme Foodservice AG ("Supreme"), on 28 March 2006 and 6 March 2006 respectively. The ESKO complaint lists the Company as one of 14 named and various unnamed defendants and in it, ESKO claims lost profits of $123 million, plus exemplary and punitive damages. The Supreme lawsuit lists the Company as one of 13 named defendants and makes similar allegations against the Company. The total claimed by Supreme (including exemplary and punitive damages) is stated to be in an amount "exceeding $125 million".

The total amounts claimed in both lawsuits bear no relation to the value of the UN Contracts awarded to ESS. Both sets of proceedings are in their very early stages and will be resolutely defended. However, it is possible that lawsuits of this nature could cause reputational damage to the Continuing Group, which in turn could have an adverse financial impact.

US litigation

A large proportion of the Continuing Group's operations are based in the US. Given the historical litigious approach of claimants in the US in relation to possible claims, there is a risk that the Continuing Group will be a party to a greater number of proceedings as a result of its US operations than it has historically experienced.

PART B: RISKS ASSOCIATED WITH SSP

Many of the risk factors contained in Part A are associated with operating in the food industry and the contract intensive nature of the business. These will clearly also apply to the SSP business but we have not repeated them in this Part B.

Economic downturn, geopolitical instability, terrorist threats and adverse weather conditions

The events of 11 September 2001, the Iraq war in 2003, the severe acute respiratory syndrome (SARS) epidemic in 2003 and the Tsunami in December 2004 all had an immediate negative impact on the SSP business, which focuses its business around the travel industry. Increased international political instability, evidenced by the threat or occurrence of terrorist attacks, enhanced national security measures, strained international relations arising from these conflicts, and the decline in consumer confidence and continued economic weakness, may further hinder SSP's ability to do business. These events have had and may continue to have an adverse impact on the world economy in general and customer confidence and spending in particular, which in turn adversely affects SSP's revenue. Any escalation in these events or similar future events may have a direct effect on SSP's profitability.

Change of control termination rights in SSP contracts

Certain of the SSP contracts with its clients or trading partners contain a right to terminate the contract on a change of control of the SSP contracting party or the parent of such contracting party. If the relevant clients or trading partners exercise this right it could have a material adverse effect on the SSP business.

Continuing upward pressure on concession fees

There has been an upward trend in the concession fees paid by SSP to its clients. Concession fees are believed to have been driven upwards by increased competition in the sector and the increasing commercial awareness of clients. If this trend continues, it may have an adverse impact on the profitability of SSP.

Refusal of suppliers or distributors to supply on equivalent terms

If the Continuing Group's suppliers or distributors refuse to supply to SSP following the Disposal for similar net prices or distribution rates as those it currently benefits from, this may have a materially adverse impact on the profitability of SSP.

Migration of key systems

SSP currently shares Enterprise Resource Planning systems with the Continuing Group in several jurisdictions. The Continuing Group intends to allow SSP, for a transitional period, to continue to use these systems and to provide financial accounting and support services to SSP in relation to these systems. The continued use by SSP of these systems during the transitional period may require the consent of the third party vendor. If the Company is unable to obtain any required consents, or SSP fails to migrate successfully to a replacement system with effect from the expiry of the transitional period, this may have an adverse impact on the SSP business.

PART III

SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE DISPOSAL

The Sellers and the Purchasers entered into the Disposal Agreement relating to SSP on 8 April 2006. Pursuant to the Disposal Agreement, the Sellers have agreed to sell Moto to the Moto Purchasers and the remainder of SSP to the SSP Purchasers. The Disposal Agreement is governed by English law.

Consideration

Subject to satisfying all of the conditions to Closing, the total cash free, debt free purchase price of £1,822 million will be paid by way of consideration for the transfer of SSP. The purchase price is split between the Moto Purchasers, who will pay the sum of £582 million in consideration for the acquisition of Moto, and the SSP Purchasers, who will pay the sum of £1,240 million in consideration for the acquisition of the remainder of SSP.

The above consideration will be adjusted following Closing, once completion accounts statements have been drawn up, by means of balancing payments on a pound-for-pound basis to be made by the Sellers or the Purchasers, as appropriate:

(a) to reflect the actual amount of net debt as at an agreed date; and

(b) to the extent that the working capital of SSP at an agreed date is greater or less than an agreed normalised target working capital figure.

Conditions to Closing

Closing is conditional upon fulfilment of the following conditions:

(a) the approval of Compass Shareholders; and

(b) merger/anti-trust clearances from certain competition authorities in the European Union, the United States and Russia.

If the conditions have not been met on or before 8 July 2006, any of the parties may elect to terminate the Disposal Agreement.

Undertakings of Sellers up to Closing

The Disposal Agreement contains certain undertakings given by the Sellers to the Purchasers in relation to the conduct of the business and affairs of SSP during the period up to Closing. This reflects the fact that the Purchasers have an interest in how SSP is run up until Closing. The undertakings given have been drafted in such a way as to retain a certain degree of flexibility for the management of SSP to conduct the business in the ordinary and usual course.

Warranties and indemnities

Under the Disposal Agreement, the Sellers have given certain warranties to the Purchasers which are usual for a transaction of this nature, including warranties concerning their ability to sell the shares in SSP, the Sale Companies (and indirectly the Sale Subsidiaries) themselves, accounts and financial matters, regulatory and legal matters, intellectual property matters, the assets of SSP, the contracts of SSP, the properties which the various Sale Companies own and/or occupy, environmental matters, employees, pensions and taxation.

Under the Disposal Agreement, the Sellers have also given indemnities which are usual for a transaction of this nature, but in particular, have agreed to indemnify the Purchasers for any liabilities and costs relating to:

(a) certain members of SSP ceasing to participate in the UK Schemes as a result of the Disposal. The Sellers will not be liable (amongst other exceptions) to the extent the pensions regulator formally approves a withdrawal arrangement or issues a clearance statement in respect of the UK Schemes;

(b) certain tax liabilities of SSP pursuant to the tax covenant; and

(c) the pre-sale reorganisations (that have been, or are in the process of being, completed) not being implemented in accordance with applicable laws and for any costs incurred by the Sale

Companies in connection with the Disposal. The purpose of the pre-sale reorganisations is to ensure that only SSP (and not companies which form part of the businesses carried on by the Continuing Group) and assets used within and necessary for the business of SSP are transferred to the relevant members of SSP on or prior to Closing.

In addition, the Sellers have specifically indemnified the Moto Purchaser for any liabilities and costs relating to:

(d) asbestos liabilities incurred in relation to business formerly undertaken at the Rivington motorway services area;

(e) certain rental, dilapidation and other liabilities in respect of properties within the leasehold bowling alley portfolio formerly vested in Moto;

(f) the disposal in 2002 by Compass of its Little Chef and Travelodge businesses;

and have specifically indemnified the SSP Purchasers for any liabilities and costs relating to:

(g) liabilities arising in connection with proceedings against Rail Gourmet Holding AG and Rail Gourmet UK Holdings Limited connected with the insolvency of the SwissAir Group in 2001.

Any claims under the Disposal Agreement (including the warranties) are subject to certain limitations including specified time periods within which to bring certain claims against the Sellers, individual and aggregate claim thresholds and liability caps that are usual for a transaction of this nature. The Sellers' aggregate liability in respect of those claims by the Purchasers under the Disposal Agreement which are otherwise not specifically capped, are in any event capped at the enterprise value of SSP.

Protective covenant

Under the Disposal Agreement the Continuing Group has agreed not to carry on or be engaged in the provision of food and beverage travel concession catering and retail services through the rail, air and motorway channels, directly to the travelling public or on-board rail catering services on trains in a number of specified territories for a two year period after Closing. There are certain exemptions from this restriction including:

(a) the carrying on of Compass's core catering and vending business; and

(b) the acquisition of certain competing businesses by the Continuing Group as part of a larger acquisition provided that following any such acquisition the relevant Seller will as soon as practicable give the Purchasers an opportunity to bid for such competing business on arm's length terms.

The Disposal Agreement also includes a customary obligation on each of the Sellers and the Purchasers not to solicit certain employees away from SSP or the Continuing Group respectively, for a period of two years after Closing.

Termination Fee

The Sellers have agreed to pay the Purchasers an aggregate termination fee of £4,000,000 (inclusive of any irrecoverable amounts in respect of VAT) if Compass's shareholders fail to approve the Disposal by 17 May 2006 and the Purchaser then elects to terminate the Disposal Agreement.

Inter-Company Trading Debt

The Sellers and the Purchasers will procure that all inter-company amounts owed between any of the Sale Companies and any member of the Continuing Group in the ordinary course of trading which are outstanding after Closing will be settled in the ordinary course of business in accordance with prior practice.

Parent Guarantee

Compass has agreed to guarantee the obligations of the Sellers in the Disposal Agreement.

Release of existing Compass guarantees

The Purchasers have agreed to use their reasonable endeavours to procure that each member of the Continuing Group is released from the guarantees given in respect of the Sale Companies (and which are listed in the Disposal Agreement) within 60 days following Closing. The Purchasers have also agreed to procure the release of any guarantees given by the Continuing Group in respect of the Sale Companies as soon as reasonably practicable on becoming aware of any that are not listed in the Disposal Agreement. The Purchasers have agreed to indemnify the Continuing Group for any liability under these guarantees pending their release.

Additional Services

Certain purchasing services will be provided by the Continuing Group to SSP following Closing pursuant to the terms of a purchasing services agreement, details of which are described in paragraph 8.3 of Part VI. In addition certain brands being transferred as part of the Disposal will be franchised to the Continuing Group pursuant to the terms of a franchise agreement, the material terms of which are set out in paragraph 8.4 of Part VI.

PART IV
FINANCIAL INFORMATION ON SSP

1. Nature of financial information

The following financial information relating to SSP has been extracted without material adjustment from the consolidation schedules which support the audited financial statements of Compass Group for the three financial years ended 30 September 2003, 30 September 2004 and 30 September 2005. Investors should read the whole document and not just rely on the information contained in this section.

The financial information contained in paragraphs 2 and 3 of this Part IV does not constitute statutory accounts for any company within the meaning of Section 240 of the Act. The statutory accounts for Compass Group in respect of each of the last three financial years have been delivered to the Registrar of Companies. The auditors' reports in respect of those statutory accounts for the three years were unqualified and did not contain statements under Section 237(2) or (3) of the Act. Deloitte & Touche LLP were the auditors of Compass Group in respect of the three financial years ended 30 September 2003, 30 September 2004 and 30 September 2005.

The financial information for SSP for the three financial years ended 30 September 2005, has been prepared based on accounting policies adopted by Compass in preparing its financial statements for the year ended 30 September 2005.

2. Profit and loss accounts

The profit and loss accounts for SSP, prepared on the basis set out above, were as follows:

	Year ended 30 September		
	2003	2004	2005
	£ million	£ million	£ million
Turnover	1,567	1,627	1,804
Operating costs	(1,469)	(1,532)	(1,695)
Gain on disposals	6	9	3
Operating profit before goodwill amortisation	104	104	112
Share of profits of associated undertakings	1	1	2
Total operating profit before goodwill amortisation, interest and tax	105	105	114
Goodwill amortisation	(46)	(47)	(49)
Profit before interest and tax (note 1)	59	58	65

Notes:

(1) Compass operates group financing arrangements and taxes are calculated on a statutory entity basis. It is not, therefore, possible to provide a meaningful allocation of costs such as interest and tax to SSP.

3. Statement of net assets

The combined net assets of SSP, prepared on the basis set out above, were as follows:

	As at 30 September 2005
	SSP
	£ million
Fixed assets	
Intangible assets	764
Tangible assets	738
Investments	4
	1,506
Current assets	
Stocks	25
Debtors: amounts falling due within one year	68
Debtors: amounts falling due after more than one year	8
Cash at bank and in hand	56
	157
Creditors: amounts falling due within one year	(257)
Net current liabilities	(100)
Total assets less current liabilities	1,406
Creditors: amounts falling due after more than one year	(8)
Provisions for liabilities and charges	(7)
Equity minority interests	(3)
Net assets	1,388

PART V
UNAUDITED PRO FORMA STATEMENT OF NET ASSETS FOR THE GROUP

The unaudited pro forma statement of net assets of the Group in this Part V has been based on the financial information of Compass for the year ended 30 September 2005 and prepared in accordance with Annex 2 of the Prospectus Directive Regulation and on the basis of the notes set out below. The unaudited pro forma statement of net assets has been prepared to illustrate the effect on the consolidated net assets of Compass of the Disposal as if it was completed on 30 September 2005. As indicated above, the unaudited pro forma statement of net assets has been prepared for illustrative purposes only, and because of its nature, the pro forma statement addresses a hypothetical situation and does not, therefore, represent the Group's actual financial position or results following the Disposal.

	As at 30 September 2005			
	As reported	Adjustments		
	Compass Consolidated Net Assets (note 1)	SSP (note 2)	Other (note 3)	Pro forma net assets of Group
	£ million	£ million	£ million	£ million
Fixed assets				
Intangible assets	3,969	(764)	—	3,205
Tangible assets	1,777	(738)	—	1,039
Investments	51	(4)	—	47
	5,797	(1,506)	—	4,291
Current assets				
Stocks	263	(25)	—	238
Debtors: amounts falling due within one year	1,692	(68)	—	1,624
Debtors: amounts falling due after more than one year	276	(8)	166	434
Cash at bank and in hand	318	(56)	736	998
	2,549	(157)	902	3,294
Creditors: amounts falling due within one year	(3,000)	257	(180)	(2,923)
Net current assets/(liabilities)	(451)	100	722	371
Total assets less current liabilities	5,346	(1,406)	722	4,662
Creditors: amounts falling due after more than one year	(2,591)	8	867	(1,716)
Provisions for liabilities and charges	(398)	7	109	(282)
Equity minority interests	(73)	3	—	(70)
Net assets	2,284	(1,388)	1,698	2,594

Notes:

(1) The consolidated net assets of Compass at 30 September 2005 have been extracted, without material adjustment, from the audited financial statements for the year ended 30 September 2005 which were produced in accordance with UK GAAP.

(2) The net assets of SSP have been extracted, without material adjustment, from the financial information on SSP set out in Part IV of this document.

(3) Other adjustments (set out in the third column above) reflect the receipts of proceeds from the Disposal and the proposed use of proceeds on the basis that the Disposal had occurred on 30 September 2005. These consist of:

(i) Gross proceeds of £1,822 million on a cash free, debt free basis, before deducting tax and transaction costs, have been reflected as follows:

(a) £500 million, to be returned to shareholders, has been shown as cash at bank and in hand;

(b) £275 million to be contributed to the Compass Pension Scheme and the Compass Group Final Salary Pension Plan is shown as £109 million reduction of provisions for liabilities and charges and £166 million addition to debtors: amounts falling due after more than one year;

(c) £180 million to be used to settle tax liabilities and transaction costs arising on the Disposal is shown as cash at bank and in hand; and

(d) £867 million used to reduce net debt is shown as Creditors: amounts falling due after more than one year. £143 million of this net debt reduction is intended to be used to fund the acquisition of the remaining 51% interest in the Levy Restaurants business in the United States.

(ii) Estimated tax liabilities and transaction costs of £180 million arising on the Disposal are shown as creditors: amounts falling due within one year;

(iii) Additional proceeds of £56 million in respect of net cash in SSP at 30 September 2005 is shown as cash at bank and in hand.

(4) No adjustment has been made to the unaudited pro forma statement of net assets to reflect the trading results for the Group since 30 September 2005.

Deloitte.

Deloitte & Touche LLP
Hill House
1 Little New Street
London EC4A 3TR

Tel: +44 (0) 20 7936 3000
Fax: +44 (0) 20 7583 8517
www.deloitte.co.uk

The Board of Directors
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

Citigroup Global Markets Limited
Citigroup Centre
Canary Wharf
London E14 5LM

21 April 2006

Dear Sirs,

Compass Group PLC (the "Company")

We report on the pro forma financial information (the "Pro forma financial information") set out in Part V of the investment circular dated 21 April 2006 (the "Circular"), which has been prepared on the basis described in Part V, for illustrative purposes only, to provide information about how the proposed disposal of SSP might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the year ended 30 September 2005. This report is required by Annex II item 7 in Appendix 3 to the Prospectus Rules as applied by Listing Rule 13.5.31R and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the "Directors") to prepare the Pro forma financial information in accordance with Annex I item 20.2 in Appendix 3 to the Prospectus Rules.

It is our responsibility to form an opinion, as required by Annex II item 7 in Appendix 3 to the Prospectus Rules, as to the proper compilation of the Pro forma financial information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has

been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

(a) the Pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

PART VI
ADDITIONAL INFORMATION

1. Responsibility

The Directors of the Company, whose names are set out below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors (and Proposed Director) of Compass

The Directors (and Proposed Director) of Compass and their functions are as follows:

Sir Francis Mackay	Chairman (until Summer 2006)
Michael Bailey	Group Chief Executive (until 31 May 2006)
Peter Blackburn CBE	Non-executive Director
Peter Cawdron	Non-executive Director and Deputy Chairman
Sir Roy Gardner	Senior Independent Non-executive Director; Chairman (from Summer 2006)
Val Gooding CBE	Non-executive Director
Sven Kado	Non-executive Director
Steve Lucas	Non-executive Director
Andrew Martin	Group Finance Director
Richard Cousins	Proposed Director (Director from 2 May 2006; Chief Executive Officer from 1 June 2006)

3. Directors' Interests

3.1 As at 18 April 2006 (the latest practicable date prior to the publication of this document), the interests of the Directors and persons connected with them (within the meaning of section 346 of the Act) in the share capital of the Company (all of which are beneficial), notified to the Company pursuant to sections 324 or 328 of the Act or which are required to be entered in the Register of Directors' Interests maintained under section 325 of the Act or which are interests of persons connected with the Directors which would, if the connected person were a Director, be required to be notified under section 324 or 328 of the Act or entered in the Register of Directors' Interests under section 325 of the Act, the existence of which are known, or with reasonable diligence could be ascertained by the Directors, are as follows:

	Number of Compass Shares	Percentage of Compass Shares
Sir Francis Mackay	3,218,410	0.15
Michael Bailey	2,707,231	0.13
Peter Blackburn CBE	5,000	0.0002
Peter Cawdron	24,200	0.001
Sir Roy Gardner	—	—
Val Gooding CBE	5,001	0.0002
Sven Kado	12,500	0.0006
Steve Lucas	—	—
Andrew Martin	30,027	0.001

3.2 The Directors' interests in options to purchase Compass Shares under the terms of the Compass Group Share Option Scheme ("ESOS") and the Compass Group UK Savings-related Share Option Scheme ("SSOS") were, as of 18 April 2006:

	ESOS	SSOS	Exercise price (pence)	Exercise period
Sir Francis Mackay	596,375	—	316.10	29/09/2002-28/09/2009
	1,101,000	—	371.60	13/09/2003-12/09/2010
	500,000	—	356.00	03/12/2006-02/12/2013
	450,000	—	229.25	01/12/2007-30/11/2014
	—	3,870	436.00	01/09/2006-28/02/2007
Michael Bailey	734,000	—	316.10	29/09/2002-28/09/2009
	1,101,000	—	371.60	13/09/2003-12/09/2010
	1,000,000	—	430.00	19/09/2004-18/09/2011
	500,000	—	422.00	23/05/2005-22/05/2012
	185,000	—	292.50	30/09/2005-29/09/2012
	950,000	—	320.00	28/05/2006-27/05/2013
	550,000	—	333.50	07/06/2007-06/06/2014
	855,000	—	229.25	01/12/2007-30/11/2014
	—	4,925	336.00	01/09/2007-29/02/2008
Andrew Martin	650,000	—	333.50	07/06/2007-06/06/2014
	365,000	—	229.25	01/12/2007-30/11/2014
	—	3,532	266.80	01/09/2007-29/02/2008

Under the ESOS rules, options normally lapse on cessation of employment. The Remuneration Committee has a discretion to preserve options held by Sir Francis Mackay and Michael Bailey upon their retirement, but no decision has yet been made.

3.3 The Directors' interests under the terms of the Compass Long Term Incentive Plan ("LTIP") were, as of 18 April 2006:

	LTIP	Market price at date of grant (pence)	First performance period
Sir Francis Mackay	207,210	371.60	01/10/2000-30/09/2003
	134,350	482.00	01/10/2001-30/09/2004
	141,509	336.25	01/10/2002-30/09/2005
	108,069	371.75	01/10/2003-30/09/2006
	170,068	243.50	01/10/2004-30/09/2007
Michael Bailey	188,375	371.60	01/10/2000-30/09/2003
	134,350	482.00	01/10/2001-30/09/2004
	257,547	336.25	01/10/2002-30/09/2005
	201,009	371.75	01/10/2003-30/09/2006
	332,143	243.50	01/10/2004-30/09/2007
Andrew Martin	142,449	243.50	01/10/2004-30/09/2007

The release of awards under the LTIP is dependent upon the achievement of certain performance targets. For awards made in 2005/06, 50% of any award is subject to a target based on the Group's free cash flow ("GFCF") over a three-year performance period. The remaining 50% of any award is based on Compass's total shareholder return ("TSR") over a three-year performance period relative to the FTSE 100 companies at the start of that period. The maximum number of shares will only be released if TSR performance is in the upper quartile. Any vesting of an award at the end of the performance period will be conditional on the remuneration committee being satisfied that the underlying performance of the Company justifies it. It is envisaged that the 2005/2006 award will be made shortly after the announcement of Compass's 2006 Interim Results in May. The Remuneration Committee has determined that this year's award will be on an exceptional basis of 200% of salary to Andrew Martin and Richard Cousins. Sir Francis Mackay and Michael Bailey will not receive any award. For LTIP awards made prior to 2005/06, 100% of any award is subject to the TSR target described above and in addition, for such awards, there must be an increase in Compass's earnings per share greater than the increase in

UK RPI over the relevant three-year period before any release is made. There is no performance retest for awards made in 2004 and thereafter.

A total of 54.4% of the October 2000 awards vested at the end of a second and final extended performance period which finished on 30 September 2005. Sir Francis Mackay and Michael Bailey are entitled to call these shares at any time until 12 months after their retirement date. No shares have vested under any of the other awards.

Under the LTIP rules, unvested awards held by Sir Francis Mackay and Michael Bailey will be preserved on their early retirement from the Company, but will only vest to the extent that the relevant performance conditions are met at the end of the three year performance period (and such vesting level would be reduced on a time prorated basis to reflect their period of service during the performance period).

3.4 The Directors' interests under the terms of the Directors' Bonus and Matching Shares arrangements were, as of 18 April 2006:

	Matching share awards	Market price at date of award (pence)	Deferral period
Sir Francis Mackay	120,377	265.00	01/10/2002-30/09/2005
Michael Bailey	200,472	265.00	01/10/2002-30/09/2005
	163,905	347.00	01/10/2003-30/09/2006

Directors are able to participate in an annual performance-related bonus scheme under which payment of an annual bonus of up to a fixed percentage of salary is subject to achievement of performance targets set by Compass's remuneration committee. They are entitled directly, or via associates such as family trusts, to invest up to 50 per cent. of any pre-tax performance-related basic and enhanced bonus in Compass Group shares. For awards made prior to 2004/05, if these shares are held for three years and the executive director continues to be employed by the Group, the Company will transfer a number of additional shares on a one-to-one basis to the director at the end of the three-year period. From 2004/05, matching shares are awarded proportionately subject to certain earnings per share targets being met. No awards have however been made since 2003, and it is not intended to make awards in 2005/06.

The 2002 Matching Share Award vested in 2005 and Sir Francis Mackay and Michael Bailey are able to call for these shares. The Remuneration Committee has a discretion as to the treatment of Michael Bailey's 2003 Matching Share Award upon his retirement, but no decision has yet been made.

3.5 Save as disclosed above, none of the Directors, nor any person connected with them (within the meaning of section 346 of the Act) has any interest in the share capital of Compass or any of its Subsidiaries.

3.6 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Compass Group (including SSP) and which was effected by any member of the Compass Group (including SSP) during the current or immediately preceding financial year of Compass or which was effected during any earlier financial year and which remains in any respect outstanding or unperformed.

4. Directors' Service Contracts

As at the date of this circular, the Directors and the Proposed Director, Richard Cousins, have service contracts with Compass (the "Service Agreements") as follows:

Name	Date	Annual Salary
Sir Francis Mackay	1 July 1999	£300,000
Michael Bailey	1 October 2002	£976,500
Andrew Martin	4 May 2005	£475,000
Richard Cousins	23 March 2006	£750,000

Each of the Service Agreements of Sir Francis Mackay, Michael Bailey and Andrew Martin may be terminated by the Company giving not less than 12 months' notice or by the director giving not less than six months' written notice. Mr. Cousins' Service Agreement may be terminated by the Company giving

not less than 24 months' notice for the first 12 months, reducing to 12 months' notice thereafter. His duties as Chief Executive Officer under this Service Agreement are expected to commence on 1 June 2006. The Service Agreements of Sir Francis Mackay and Michael Bailey are expressed to terminate upon their reaching the age of 63 years. Andrew Martin's contract terminates on his 65th birthday. On early termination of his contract, Andrew Martin would be entitled to an amount equal to one year's salary, annual bonus and benefits, and compensation for loss of pension benefits. Sir Francis Mackay is due to take early retirement from Compass and it is anticipated that his employment will cease by Summer 2006. Sir Francis Mackay will not receive any compensation on taking early retirement.

Michael Bailey will take early retirement from Compass and his employment will cease on 31 May 2006. Mr Bailey is participating in the 2005/06 bonus arrangement and will remain eligible to receive a time apportioned bonus based on the achievement of the year end results. Mr. Bailey will not receive any compensation on taking early retirement.

In light of the recent fundamental changes to the UK tax regime for pensions, Andrew Martin has entered into revised arrangements that have resulted in him giving up all rights to a Company pension (final salary pension, money purchase pension and unfunded unapproved pension) with effect from 15 March 2004 and ceasing to accrue any pension in relation to his employment from this date (save for that which he built up during his earlier employment with Forte plc, Granada Group plc and Compass Group PLC between June 1994 and September 2001 and which continues to increase each year in line with the rules of the relevant pension scheme). In connection with these revised arrangements, Mr Martin received a refund of his individual contributions in respect of the period 15 March 2004 to 31 March 2006. In lieu of participation in any Company pension arrangement, the Company has agreed to pay to Mr Martin an annual salary supplement equal to 35% of his gross basic salary with effect from 15 March 2004 (the date on which he joined the Company); a one-off back payment of £338,895 has been made to Mr Martin in respect of the period 15 March 2004 to 31 March 2006, and future payments will be made to him on a monthly basis. In addition, a one-off payment of £168,450 has been made to Mr Martin being the value of his accrued unapproved pension promise in respect of the period 15 March 2004 to 31 March 2006.

Richard Cousins' pension arrangements will be determined when he commences his duties at Compass. However, the Company has advised him that he will receive a contribution of 35% of his gross basic salary either as an annual salary supplement or into a defined contribution plan (or a combination thereof).

Sir Francis Mackay participated in the Senior Executive Members' Section of the Compass Pension Plan under which he could receive a pension from age 55 of 1/30th of salary for each year of pensionable service; his benefits under the plan are not capped by reference to the HM Revenue and Customs limits. Sir Francis ceased to accrue pension benefits from 1 October 2005.

The Company has given Michael Bailey an unfunded pension promise to provide for a level of benefit broadly similar to that applying to UK executive directors in the Senior Executive Members' Section of the Compass Pension Plan.

Non-executive directors do not have service contracts and are appointed under letters of engagement for an initial period of three years. These appointments are subject to the Articles of Association and may be terminated without liability for compensation.

Non-executive directors receive fees only, which are reviewed annually. The current fee is £50,000 per annum, adjusted where directors hold additional responsibilities as follows:

Name	Position	Annual Fee
Peter Blackburn CBE	Non-executive Director	£50,000
Peter Cawdron	Non-executive Director	£90,000
Sir Roy Gardner	Senior Independent Non-executive Director	£100,000
Val Gooding CBE	Non-executive Director	£50,000
Sven Kado	Non-executive Director	£53,000
Steve Lucas	Non-executive Director	£59,000

Upon his appointment as non-executive chairman, Sir Roy Gardner's fee will increase to £350,000 per annum.

Non-executive directors are not eligible for pension scheme membership. No element of their remuneration is performance-related. They do not participate in any of the Group's performance-related bonus, share option or other incentive arrangements.

5. Substantial Shareholdings

As at 18 April 2006 (being the latest practicable date prior to the publication of this document) Compass had been notified of, or was otherwise aware of, the following person(s) who were, directly or indirectly, interested in three per cent. or more of the existing issued share capital of Compass:

	Per cent. of issued share capital
Franklin Resources, Inc. and its affiliates	15.03
Brandes Investment Partners, L.P.	7.13
Deutsche Bank AG	3.96
Barclays PLC	3.76
Legal & General Group plc and its subsidiaries	3.65
AVIVA plc	3.04
UBS AG	3.00

Save as disclosed in this paragraph, Compass is not aware of any person who at 18 April 2006 (being the latest practicable date prior to the publication of this document), directly or indirectly, has an interest (within the meaning of Part VI of the Act) in Compass Shares which represent three per cent. or more of its issued share capital.

6. Key SSP Management

6.1 ***Andrew Lynch*** has been the Chief Executive Officer of SSP since March 2004. He joined Compass in 1992, becoming Finance Director of the UK Division of Compass Group in 1994 and Group Finance Director in 1997.

6.2 ***Jonathan Davies*** joined SSP as Chief Financial Officer in 2004. He has had extensive experience in management and strategic business development in the consumer goods and retail sectors.

6.3 ***Tim Moss*** was appointed Managing Director of SSP in the United Kingdom in 2003. He originally joined Granada in 1997 and oversaw the rebranding of Granada to Moto after the Compass Group merger.

6.4 ***Hans-Erik Selg*** was appointed Managing Director of SSP for the Nordic region in 2004. In 2005, his responsibilities were extended to cover SSP's operations in Asia Pacific. He joined Compass Group in 1994 as Managing Director for SSP Sweden.

6.5 ***Domingo Gonzalez*** was appointed Managing Director of SSP Spain in 1993. He joined SSP Spain in 1990 as General Manager for the operation in Tenerife South airport.

6.6 ***Nick Inkster*** was appointed Managing Director of SSP France in 2004. He joined Compass Group in 1991 as Managing Director of SSP UK Airports.

6.7 ***Johann Weinzettl*** was appointed Managing Director of Central Europe in 2004. He joined SSP in 1992 as Area Manager for Airport Restaurants in Turkey.

6.8 ***Kim Bircham*** was appointed Managing Director of the Rail Gourmet Group in 2005. He joined Rail Gourmet UK in 2001 as Managing Director.

6.9 ***Marta del Rio*** joined SSP as President of Brands & Marketing in 2004. She has had 18 years of experience in marketing, private equity and strategic business development.

6.10 ***Chris Rayner*** was appointed Human Resources Director of SSP in 2004. He joined Compass Group as Human Resources Development Director in 2001.

6.11 ***Sukh Tiwana*** was appointed Commercial Director of SSP in 2004 with responsibility for supply chain activities. He joined Compass Purchasing UK as Managing Director in 2002.

7. Related Party Transactions

For each of the years ended 30 September 2003, 30 September 2004, 30 September 2005, and in the current financial year to date, Compass has not entered into any related party transactions.

8. Material Contracts

The Continuing Group

No contracts have been entered into (other than contracts entered into in the ordinary course of business) by any member of the Continuing Group, either (a) within the two years immediately preceding the date of this document which are or may be material to the Continuing Group; or (b) which contain any provision under which any member in the Continuing Group has any obligations or entitlements which are or may be material as at the date of this document, save as disclosed in paragraphs 8.1 and 8.2 below.

8.1 Disposal Agreement

The Disposal Agreement was entered into on 8 April 2006 between the Continuing Group and the Purchasers to effect the Disposal. The Disposal Agreement is conditional on the passing of the Resolution and merger/anti-trust clearances from certain competition authorities in the European Union, the United States and Russia. Further information on the Disposal Agreement is contained in Part III of this document.

8.2 Levy Restaurants acquisition

In September 2000, Compass acquired a 49 per cent. stake in Levy Restaurants for US$87 million. On or about 13 January 2006, the shareholders of Levy Restaurants exercised a put option requiring the Compass Group to purchase the remaining 51 per cent. in Levy Restaurants for a consideration of US$250 million in cash. The completion of this acquisition took place on 18 April 2006.

SSP

No contracts have been entered into (other than contracts entered into in the ordinary course of business) by any member in SSP, either (a) within the two years immediately preceding the date of this document which are or may be material to SSP; or (b) which contain any provision under which any member in SSP has any obligations or entitlements which are or may be material as at the date of this document, save as disclosed in paragraphs 8.3 to 8.5 below.

8.3 Purchasing Services Agreement

Sevita AG and Compass Purchasing Limited (referred to collectively in this section as "Sevita") formulate and implement purchasing strategy for the Compass Group, including SSP. By leveraging the aggregate purchasing volumes of the Compass Group, Sevita is able to negotiate competitive distribution rates and cost prices for products and services, from which SSP currently benefits. These cost prices are often achieved through the payment of a variety of rebates by suppliers and distributors to Sevita, which Sevita allocates between the divisions of the Compass Group.

On Closing, Sevita AG and Sapling Acquisitionco Limited will enter into a purchasing services agreement ("PSA") for the continued provision of these purchasing services to SSP in a variety of jurisdictions outside the UK. Similar agreements will be entered into, respectively, between Compass Purchasing Limited and Sapling Acquisitionco Limited for the provision of purchasing services in the UK and Ireland ("UK PSA") and Compass Purchasing Limited and Moto Hospitality Limited for the provision of purchasing services to Moto ("Moto PSA"). The PSA, UK PSA and Moto PSA have terms of 5 years post-Closing. The agreements provide for termination on notice for breach, insolvency and in cases of persistent force majeure. Each of the parties may also terminate for a change in control of the other in favour of a competitor. Sapling Acquisitionco Limited and Moto Hospitality Limited also have a right to terminate if Sevita moves from a pan-European to a national purchasing model.

Under the PSA, UK PSA and the Moto PSA, Sevita must use reasonable endeavours to procure the same net prices and distribution cost rates for SSP and Moto as for other members of the Continuing Group. The PSA, UK PSA and Moto SPA will allow SSP (or Moto, as applicable) to appoint a third party auditor to verify that these equivalent terms are in place, and to confirm that the correct allocation of rebates is paid to SSP (or Moto, as applicable) as a result.

8.4 Franchise Agreement

On Closing, Compass and a subsidiary of Sapling Acquisitionco Limited will enter into a franchise agreement governing the Continuing Group's post-Closing use of the "Caffe Ritazza", "Upper Crust" and "Harry Ramsden's" brands (the "Brands") which are to be transferred to SSP with effect from Closing. Under the franchise agreement, the Brands will be franchised to the Continuing Group for use in its core catering business for a period of seven years, with an option to extend for a further seven years (except for the "Harry Ramsden's" brand which will be franchised for a period of five years with a more limited option to extend for a further five years). Shorter franchise terms (and more limited exclusivity) will apply to the travel concession, leisure and in-store channels, and to certain other publicly accessible locations. The agreement gives the Continuing Group the right to use the Brands:

(a) in its catering business worldwide (except for Harry Ramsden's, which is limited to the United Kingdom and Ireland and the leisure and in-store channels where SSP will have the exclusive right to use the Brands in Denmark, Finland, Norway and Sweden); and

(b) in its travel concessions catering business in jurisdictions that are outside the scope of the Disposal in the channels and jurisdictions where this business is currently operated by the Compass Group.

The agreement imposes standard franchisee obligations on the Continuing Group in relation to its use of the Brands and in relation to marketing, promotions, trading and training. The agreement contains standard provisions for termination for material breach, insolvency or reasonable notice of the franchisee.

8.5 Asbestos indemnity

On 26 April 1996, Granada Hospitality Limited (now Moto Hospitality Limited), Pavilion Services Limited (together the "Vendors") and First Motorway Services Limited ("FMSL") entered into a deed of indemnity in connection with the sale of the motorway service area at Rivington to FMSL. Pursuant to the deed, the Vendors gave FMSL an indemnity against any claims that might be made by employees, contractors and customers in respect of the contraction of asbestos related diseases prior to the completion of asbestos works at Rivington in 1996. Liability pursuant to the indemnity is capped at £50 million and expires in April 2046. Under the Disposal Agreement, the Sellers provide an indemnity to the Moto Purchaser for liabilities arising under this deed of indemnity (further details of which are provided in Part III on page 14 of this document).

9. Litigation

The Continuing Group

Neither Compass nor any member of the Continuing Group is, nor has any been, engaged in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Compass is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of the Continuing Group, save as disclosed in paragraphs 9.1 and 9.2.

9.1 ESS/UN Investigation

Information regarding the ESS/UN Investigation is contained in Part II on page 11 of this document under the heading "ESS/UN Investigation".

9.2 US lawsuits by ES-KO and Supreme

Information regarding the US lawsuits by ES-KO International Inc and Supreme FoodService AG is contained in Part II on Page 11 of this document under the heading "US lawsuits by ES-KO and Supreme".

SSP

No member of SSP is, nor has any been, engaged in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Compass is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of SSP.

10. Working capital

Compass is of the opinion that, taking into account the net proceeds from Disposal and cash balances, bank and other facilities available to it, the Continuing Group has sufficient working capital for its present requirements, that is, for at least the next twelve months from the date of this document.

11. Significant change

11.1 There has been no significant change in the financial or trading position of the Continuing Group since 30 September 2005, being the date to which Compass's most recent audited financial statements have been prepared.

11.2 There has been no significant change in the financial or trading position of SSP since 30 September 2005, being the date to which Compass's most recent audited financial statements have been prepared and the date to which the financial results for SSP in Part IV of this document have been prepared.

12. Consent

12.1 Citigroup has given and has not withdrawn its written consent to the issue of this document with the inclusion of its name and the references to it in the form and context in which they appear.

12.2 Deloitte & Touche LLP has given and has not withdrawn its written consent to the inclusion in Part V of this document of its report on the pro forma financial statement of net assets for the Continuing Group in the form and context in which it appears.

13. Compass Registered/Head Office

Compass's registered/head office will remain at Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ.

14. Documents available for inspection

Copies of the following documents may be inspected at the registered office of Compass and at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS during normal business hours on any day (Saturdays, Sundays and public holidays excepted) until the date of the EGM and at the EGM venue for a period of at least 15 minutes prior to the EGM and during the EGM:

(a) the Memorandum and Articles of Association of Compass;

(b) the consent letters referred to in paragraphs 12.1 and 12.2 of this Part VI;

(c) the report from Deloitte & Touche LLP set out in Part V regarding the pro forma financial information of Compass Group;

(d) the audited consolidated accounts of Compass for the three financial years ended 30 September 2003, 30 September 2004 and 30 September 2005;

(e) Disposal Agreement; and

(f) this document.

Dated 21 April 2006

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Act"	the Companies Act 1985 (as amended)
"Associated Companies"	those joint venture companies in which the relevant Sellers are selling shares directly to the SSP Purchasers as part of the Disposal comprising Momentum Services Limited, Ixxy and Friends Limited, Epichirisis Fagitou Levendi SA, Railrest SA, Select Service Partner Thailand Limited, Service Partner Finland OY, Foodlasa S.L., and ABPJ La Guardia Venture LLC
"Board" or "Directors"	the board of directors of Compass
"Citigroup"	Citigroup Global Markets Limited, the financial adviser of Compass Group
"Closing"	the completion of the Disposal pursuant to the terms of the Disposal Agreement
"Continuing Group"	Compass and its Subsidiaries after the Disposal becomes effective
"Compass" or the "Company"	Compass Group PLC, a company registered in England and Wales with registered number 04083914
"Compass Group Final Salary Pension Plan"	the occupational pension scheme known as the Compass Group Final Salary Pension Plan established by interim deed dated 1 April 1988, as amended from time to time
"Compass Pension Scheme"	the occupational pension scheme known as the Compass Pension Scheme established by a trust deed and rules dated 13 December 2000, as amended from time to time
"Compass Shares"	the ordinary shares of 10 pence each in the issued share capital of Compass
"Compass Shareholder"	a holder of Compass Shares
"Disposal"	the proposed disposal of SSP out of the Compass Group as described in this document
"Disposal Agreement"	the agreement dated 8 April 2006 between the Sellers and the Purchasers relating to the Disposal, described in more detail in Part III of this document
"EGM" or "Extraordinary General Meeting"	the extraordinary general meeting of Compass to be held at 10.00 a.m. on Tuesday, 9 May 2006, notice of which is set out at the end of this document
"EGM Notice"	the notice of the EGM which appears on at the end of this document
"Form of Proxy"	the form of proxy to be used in connection with the EGM, as referred to in paragraph 9 of the letter from the Chairman of Compass at the front of this document
"Group" or "Compass Group"	Compass and its subsidiary undertakings as at the date of this document
"Listing Rules"	the listing rules of the UK Listing Authority
"London Stock Exchange"	London Stock Exchange plc
"Moto"	the UK motorway service area business owned and operated by Compass Group and comprising the Moto Sale Companies and the Moto Sale Subsidiaries
"Moto Purchaser"	Moto Investments Limited, a subsidiary of an investment vehicle owned by a consortium led by Macquarie Bank

"Moto Sale Companies"	those companies forming part of Moto's corporate group in which the Moto Seller is selling the shares directly to the Moto Purchaser comprising Moto Hospitality Limited and Pavilion Services Group Limited
"Moto Sale Subsidiaries"	those companies in Moto's corporate group which are being transferred to the Moto Purchaser indirectly as a result of the sale of shares in the Moto Sale Companies, their direct or indirect parent companies
"Moto Seller"	Hospitality Holdings Limited
"Pension Protection Fund"	the fund established under the Pensions Act 2004
"Prospectus Directive Regulation"	the Prospectus Directive Regulation (No. 2004/809/EC)
"Prospectus Rules"	the prospectus rules of the UK Listing Authority
"Purchasers"	the Moto Purchaser and the SSP Purchasers
"Rail Gourmet Section"	Rail Gourmet UK Limited Shared Cost Section of the Railways Pension Scheme established on 31 May 1994
"Registrars"	Capita Registrars
"Resolution"	the resolution to be proposed at the EGM to obtain the approval of Compass Shareholders to the Disposal, as set out in the EGM Notice
"Sale Companies"	the SSP Sale Companies and the Moto Sale Companies
"Sale Subsidiaries"	the SSP Sale Subsidiaries and the Moto Sale Subsidiaries
"Select Service Partner" or "SSP"	the travel concession catering business owned and operated by the Compass Group (including Moto) and comprising the Sale Companies, the Sale Subsidiaries and the Associated Companies
"Sellers"	Hospitality Holdings Limited, Compass Group Holdings Public Limited Company, Compass Group UK and Ireland Limited, Compass Food Services Limited, Compass Contract Services (U.K.) Limited, Cheyenne Limited, Compass Group France SAS, Selecta SA (France), Selecta Group AG (Switzerland), Compass Group International BV (Netherlands), Compass Group Holdings Spain S.L. (Spain), Compass Group Nederland BV, Compass Holding Norge A/S (Norway), Compass Group Sweden AB (Sweden), Compass Group Danmark A/S (Denmark), Compass Group Deutschland GmbH (Germany), Compass Holdings, Inc., and Compass Group USA, Inc.
"SSP Purchasers"	Sapling Bidco Germany GmbH and Sapling Acquisitionco Limited (or their nominees), both being wholly-owned subsidiaries of EQT IV Limited
"SSP Sale Companies"	those companies forming part of SSP's corporate group (excluding Moto) in which the Sellers are selling the shares directly to the SSP Purchasers comprising Compass Entertainments Limited, Compass Roadside Limited, Cretegame Limited, Harry Ramsden's PLC, Belleview Holdings Limited, Chestermark Limited, Ilderstone Limited, Millie's Cookies (Retail) Limited, Select Service Partner Limited, SSP Air Limited, Select Service Partner Retail Catering Limited, Sapling Newco Limited, Select Service Partner Ireland Limited, Patisseries de France SAS, Select Service Partner SAS, Société des Cuisiniers Reunis SAS, Société D'Exploitation du Chalet de la Porte Jaune SARL, Les Boutiques Bonne Journée SA, Rail Gourmet Holding AG (Switzerland), Select Service Partner

	(Schweiz) AG, Louis Catering Limited (Cyprus), Select Service Partner (Singapore) Pte Ltd, Select Service Partner Eesti A/S (Estonia), Select Service Partner Newco OY (Finland), Select Service Partner Hong Kong Limited, Compass Group International 8 BV (The Netherlands), Select Service Partner SA, SSP Nederland B.V., Select Service Partner Norway A/S; Scandinavian Service Partner AB, Select Service Partner Danmark A/S, Select Service Partner Nordic A/S, Mitropa GmbH, Select Service Partner Restauration GmbH and Creative Host Services, Inc.
"SSP Sale Subsidiaries"	those companies in SSP's corporate group which are being transferred to the SSP Purchasers indirectly as a result of the sale of the shares in the SSP Sale Companies, their direct or indirect parent companies
"Subsidiaries"	subsidiaries, as interpreted in section 736(1) of the Act
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK GAAP"	the accounting principles generally accepted in the UK
"UK Schemes"	the Compass Group Final Salary Pension Plan and Compass Pension Scheme
"UN" or "United Nations"	United Nations
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"UK Listing Authority" or "UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000

Compass Group PLC

(Incorporated and registered in England and Wales under the Companies Act 1985 with registered number 04083914)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting ("EGM") of Compass Group PLC (the "Company") will be held at 10.00am on Tuesday, 9 May 2006 at the Law Society, 113 Chancery Lane, London WC2A 1PL to consider and, if thought fit, pass the following resolution which shall be proposed as an ordinary resolution:

Resolution

"THAT the proposed disposal by the Company and its subsidiaries of the Select Service Partner business as described in the circular to shareholders dated 21 April 2006 (the "Circular") and on the terms and subject to the conditions of the disposal agreement dated 8 April 2006 (described in the Circular), is hereby approved, and the directors of the Company (or duly authorised committee thereof) are authorised to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as they consider necessary or expedient for the purpose of giving effect to such disposal and this resolution and to carry the same into effect with such modifications, variations, revisions, waivers or amendments to the disposal or any documents relating thereto as they consider necessary or expedient, provided such modifications, variations, revisions, waivers or amendments are not of a material nature."

By order of the Board

Tim Mason
Company Secretary

Registered Office

Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
Registered in England and Wales No: 04083914

21 April 2006

Notes:

(1) A member entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her by:

(a) completing and returning the enclosed form of proxy;

(b) if you are a user of the CREST system (including CREST Personal Members), having an appropriate CREST message transmitted; or

(c) lodging a proxy appointment by electronic means on the Capita Registrars website (www.capitaregistrars.com).

A proxy need not be a member of the Company.

2. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders registered in the Register of Members of the Company as at 6.00 pm on Sunday, 7 May 2006 or, in the event that the Meeting is adjourned, only those shareholders registered in the Register of Members 48 hours before the time of any adjourned meeting, shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries on the Register of Members after 6.00 pm on Sunday, 7 May 2006 or, in the event that the Meeting is adjourned, less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

3. In the case of joint holders the signature of any of them will suffice, but the names of all joint holders should be shown, and the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the other joint holder(s) and for this purpose seniority shall be determined by the order in which the names appear in the register of members in respect of their joint holding.

4. The form of any non-electronic proxy should be in writing under the hand of the appointor or his/her duly authorised agent in writing. In the case of a corporation the form must be executed by a duly authorised person or under seal or in any other manner authorised by its constitution.
5. Any alteration made to the form of proxy should be initialled by the person(s) signing it.
6. To appoint a proxy or to give an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the issuer's agent (ID RA10) by 10.00am on Sunday, 7 May 2006. Please note, however, that proxy messages cannot be sent through CREST on weekends, bank holidays or after 8.00pm on any other day. For the purpose of this deadline, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message. CREST Personal Members or other CREST sponsored members and those CREST Members who have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. A proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 may be treated as invalid.
7. To be effective, the form of proxy (together with any power of attorney or other written authority (if any) under which it is signed or an office or notarially certified copy of such power or authority), must be deposited at the office of the Registrars not later than 10.00am on Sunday, 7 May 2006 or 48 hours before the time for holding any adjourned meeting or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used. In the case of a poll not taken forthwith but taken not more than 48 hours after it was demanded, the instrument appointing a proxy will be effective if it is delivered at the meeting at which the poll was demanded to the chairman or secretary or any director.
8. Appointment of a proxy will not prevent a member from attending and voting at the EGM should he/she decide to do so.